    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              CISCO SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           CALIFORNIA                          3679                          77-0059951
  (State or other jurisdiction     (Primary Standard Industrial   (I.R.S. Employer Identification
      of incorporation or          Classification Code Number)                  No.)
         organization)

                             170 WEST TASMAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 526-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                LARRY R. CARTER
 SENIOR VICE PRESIDENT, FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND
                                   SECRETARY
                              CISCO SYSTEMS, INC.
                             170 WEST TASMAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 526-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

            THERESE A. MROZEK, ESQ.                            JAY R. FAEGES, ESQ.
             J. MATTHEW LYONS, P.C.                          GOODMAN WEISS MILLER LLP
        BROBECK, PHLEGER & HARRISON LLP                   100 ERIEVIEW PLAZA, 27TH FLOOR
             TWO EMBARCADERO PLACE                          CLEVELAND, OHIO 44114-1824
                 2200 GENG ROAD                             TELEPHONE: (216) 696-3366
          PALO ALTO, CALIFORNIA 94303                       FACSIMILE: (216) 363-5835
           TELEPHONE: (650) 424-0160
           FACSIMILE: (650) 496-2865

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the Effective Time of the Merger of a wholly-owned subsidiary of the Registrant with and into Aironet Wireless Communications, Inc., which shall occur as soon as practicable after the Effective Date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such Merger.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                           AMOUNT           PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
      TITLE OF EACH CLASS OF               TO BE             OFFERING PRICE          AGGREGATE            REGISTRATION
   SECURITIES TO BE REGISTERED         REGISTERED(1)          PER SHARE(2)       OFFERING PRICE(2)           FEE(3)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
  value(4)........................       9,462,089              $113.84            $1,077,164,212         $299,451.65
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of the Registrant's Common Stock expected to be issued in connection with the merger described herein to holders of shares of common stock of Aironet Wireless Communications, Inc.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on February 1, 2000.

(3) Of this amount, $211,351.89 was paid in connection with the filing of preliminary proxy materials of Aironet Wireless Communications, Inc. on December 17, 1999. In accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934 and Section 6(b) under the Securities Act of 1933, the balance of the filing fee, or $88,099.76, is being submitted herewith.

(4) Includes corresponding right to purchase shares of Cisco Systems, Inc. Series A Junior Participating Preferred Stock, no par value, pursuant to a Rights Agreement dated as of June 10, 1998 between Cisco Systems, Inc. and BankBoston, N.A.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    AIRONET LOGO

Dear Aironet Stockholders:

     I am pleased to forward the enclosed proxy statement/prospectus regarding an opportunity for Aironet to merge with Cisco Systems, Inc. The merger will result in a combined company that offers a single comprehensive solution for local area wireless networking. We believe the merger offers significant value to our stockholders.

     If the merger with Cisco is approved, each share of your Aironet common stock will be exchanged for 0.63734 of a share of Cisco common stock. Cisco common stock is traded on the Nasdaq National Market under the trading symbol "CSCO," and on February 4, 2000, Cisco common stock closed at $121.13 per share.

     Before we can merge, those holding at least 75% of Aironet's outstanding common stock must vote to approve the merger agreement and merger. The merger proposal will be voted on at a special meeting of the Aironet stockholders on Tuesday, March 14, 2000 at 10:00 a.m. Eastern Time, at the Hilton Akron West, 3180 West Market Street, Akron, Ohio. Only those who hold shares of our common stock at the close of business on February 4, 2000 will be entitled to vote at the special meeting.

     Your board of directors has carefully studied the terms and conditions of the merger and unanimously agrees that the terms are fair to, and in the best interests of, our stockholders. Your board of directors has unanimously approved the merger agreement and merger and recommends that you vote to approve the merger agreement and merger.

     This proxy statement/prospectus provides you with detailed information concerning Cisco and the merger. Please give all of the information in the proxy statement/prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 12.

     YOUR VOTE IS VERY IMPORTANT. To approve the merger agreement, you MUST VOTE FOR the proposal by following the instructions stated on the enclosed proxy card. If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy.

     Whether or not you plan to attend the special meeting, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     If you do not vote at all, it will, in effect, count as a vote against the proposal. We urge you to VOTE FOR THIS PROPOSAL, a necessary step in the merger of Aironet and Cisco.

     On behalf of the Aironet board, I thank you for your support and urge you to VOTE FOR APPROVAL of the merger of Aironet Wireless Communications, Inc. and Cisco Systems, Inc.

                                          Sincerely,

                                          Roger Murphy Signature
                                          Roger J. Murphy, Jr.
                                          President and Chief Executive Officer

                 Aironet Wireless Communications, Inc. address

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF CISCO COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE.

     This proxy statement/prospectus is dated February 7, 2000, and was first mailed to Aironet stockholders on February 9, 2000.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                              3875 EMBASSY PARKWAY
                                AKRON, OH 44333
                                 (330) 664-7900
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 14, 2000

To the Stockholders of Aironet Wireless Communications, Inc.:

     We will hold a special meeting of stockholders of Aironet Wireless Communications, Inc. at 10:00 a.m. Eastern Time, on Tuesday, March 14, 2000 at the Hilton Akron West, 3180 West Market Street, Akron, Ohio, for the following purposes:

     1. To consider and vote on a proposal to approve the agreement and plan of merger and reorganization by and among Cisco Systems, Inc., Osprey Acquisition Corporation and Aironet Wireless Communications, Inc. Under the agreement and plan of merger and reorganization, each outstanding share of Aironet common stock will be converted into the right to receive 0.63734 of a share of Cisco common stock. In addition, each outstanding option to purchase a share of Aironet common stock will be assumed by Cisco and converted into an option to purchase that number of whole shares of Cisco common stock according to the same formula as the outstanding shares of Aironet common stock are converted to Cisco common stock, rounded down to the nearest whole number of shares of Cisco common stock, with the exercise price adjusted accordingly.

     2. To grant the board of directors of Aironet discretionary authority to adjourn the special meeting in order to solicit additional votes for approval of the merger agreement.

     3. To transact such other business as may properly come before the special meeting.

     We describe these items of business more fully in the proxy statement/prospectus attached to this notice.

     Only stockholders of record of Aironet common stock at the close of business on February 4, 2000 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement. Approval of the merger agreement will require the affirmative vote of the holders of Aironet common stock representing at least 75% of the outstanding shares of Aironet common stock entitled to vote at the special meeting.

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholders attending the special meeting may vote in person even if the stockholder has returned a proxy.

                                          By Order of the Board of Directors

                                          J Faeges Signature
                                          JAY R. FAEGES
                                          Secretary
Akron, Ohio
February 7, 2000

              QUESTIONS AND ANSWERS ABOUT THE AIRONET/CISCO MERGER

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: If the merger is completed, you will receive 0.63734 of a share of Cisco common stock for each share of Aironet common stock you own. Cisco will not issue fractional shares of common stock. You will receive cash based on the market price of Cisco common stock instead of any fractional share. Cisco common stock is traded on the Nasdaq National Market under the trading symbol "CSCO," and on February 4, 2000, Cisco common stock closed at $121.13 per share. Because the exchange ratio is fixed at 0.63734 but the market price of Cisco common stock is subject to fluctuation, the market value of the shares of Cisco common stock that you will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Cisco common stock and Aironet common stock.

Q: WHEN WILL THE MERGER BE COMPLETED?

A: We hope to complete the merger by the end of March 2000. Because the merger is subject to governmental approvals, however, we cannot predict the exact timing.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After we complete the merger, Cisco will send instructions to you explaining how to exchange your shares of Aironet common stock for the appropriate number of shares of Cisco common stock.

Q: HOW DO I VOTE?

A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting and it will have the same effect as voting against approval of the merger agreement.

Q: HOW CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A: You may change your vote by delivering a signed notice of revocation or a subsequently dated, signed proxy card to Aironet's corporate secretary before the stockholder meeting, or by attending the stockholder meeting and voting in person.

Q: WHOM CAN I CALL WITH QUESTIONS?

A: If you have any questions about the merger, please call Aironet Investor
   Relations at (330) 664-7900.

Aironet Logo                                                                LOGO
Proxy Statement                                                       Prospectus

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................    1
MARKET PRICE AND DIVIDEND INFORMATION.......................   10
RISK FACTORS................................................   12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   14
THE SPECIAL MEETING.........................................   15
  Proxy Statement/Prospectus................................   15
  Date, Time and Place of the Special Meeting...............   15
  Matters to be Considered at the Special Meeting...........   15
  Record Date and Shares Entitled to Vote...................   15
  Voting of Proxies.........................................   15
  Vote Required.............................................   16
  Quorum; Abstentions and Broker Non-Votes..................   16
  Solicitation of Proxies and Expenses......................   16
  No Appraisal Rights.......................................   17
  Board Recommendation......................................   17
THE MERGER AND RELATED TRANSACTIONS.........................   18
  Background of the Merger..................................   18
  Reasons for the Merger....................................   19
  Recommendation of Aironet's Board of Directors............   22
  Opinion of Aironet's Financial Advisor....................   22
  Completion and Effectiveness of the Merger................   26
  Structure of the Merger and Conversion of Aironet Common
     Stock..................................................   26
  Exchange of Aironet Stock Certificates for Cisco Stock
     Certificates...........................................   26
  Treatment of Aironet Stock Option and Stock Incentive
     Plans..................................................   27
  Other Provisions of The Merger Agreement..................   27
  Related Agreements........................................   34
  Operations Following the Merger...........................   37
  Indemnification and Insurance.............................   37
  Interests of Aironet Directors, Officers and Affiliates in
     the Merger.............................................   38
  Antitrust Approval........................................   39
  Federal Income Tax Considerations.........................   39
  Accounting Treatment......................................   41
  No Dissenters' or Appraisal Rights........................   41
  Restrictions on Sale of Shares by Affiliates of Aironet
     and Cisco..............................................   41
SELECTED FINANCIAL DATA OF AIRONET..........................   42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF AIRONET......................   43
BUSINESS OF AIRONET.........................................   51
PRINCIPAL STOCKHOLDERS OF AIRONET...........................   61
COMPARISON OF RIGHTS OF STOCKHOLDERS OF AIRONET AND CISCO...   64
  Director Nominations and Stockholder Proposals............   64
  Amendment to Governing Documents..........................   64

                                                              PAGE
                                                              ----
  Appraisal Rights..........................................   66
  Derivative Action.........................................   66
  Stockholder Consent in Lieu of Meeting....................   67
  Fiduciary Duties of Directors.............................   67
  Indemnification...........................................   67
  Director Liability........................................   68
  Anti-Takeover Provisions and Interested Stockholder
     Transactions...........................................   69
  Advance Notice of Record Date.............................   70
  Inspection of Books and Records...........................   70
  Size of the Board of Directors............................   71
  Removal of Directors......................................   71
  Transactions Involving Directors..........................   71
  Filling Vacancies on the Board of Directors...............   72
EXPERTS.....................................................   72
LEGAL MATTERS...............................................   72
WHERE YOU CAN FIND MORE INFORMATION.........................   73
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   74
INDEX TO AIRONET CONSOLIDATED FINANCIAL STATEMENTS..........  F-1
APPENDICES:
Appendix A -- Agreement and Plan of Merger and
  Reorganization............................................  A-1
Appendix B -- Stock Option Agreement........................  B-1
Appendix C -- Form of Stockholder Agreement.................  C-1
Appendix D -- Opinion of Dain Rauscher Wessels..............  D-1

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about Cisco into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 73 of this proxy statement/prospectus.

THE COMPANIES

AIRONET WIRELESS COMMUNICATIONS, INC.
3875 Embassy Parkway
Akron, Ohio 44333
www.aironet.com
(330) 664-7900

     Aironet is a leading provider of high speed, standards-based wireless local area networking solutions. Its products are designed to provide wireless connections to local area computer networks and Internet access to personal computer users within a building or campus environment. Aironet's products utilize radio frequency and data communication technologies to wirelessly connect users to data networks ranging in size and complexity from corporate computer networks to home networks. In a business setting, Aironet's wireless local area network solutions are used as extensions to existing networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. Aironet's flagship products, the 4800 Turbo DS series, are the first commercially available wireless local area network products to comply with the high speed 802.11b industry standard and operate at speeds of 11 Mbps in the unlicensed 2.4 GHz radio frequency band. The 4800 Turbo DS series provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging streaming video and voice over computer network applications.

     Aironet offers comprehensive solutions to its customers based on both Direct Sequence and Frequency Hopping spread spectrum radio technologies. As a result, it is able to offer its customers the wireless local area network solution best suited to their specific environment and needs. Aironet's broad product portfolio includes PC Cards, network interface cards, access points, bridges and network management software. As a major contributor to, and proponent of the Institute of Electrical and Electronic Engineers 802.11 industry standard for wireless local area networks, Aironet has designed its primary products to interoperate with other standards-based products. Aironet's
802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and support major network operating systems, standard software and hardware interfaces and network protocols. As a result, Aironet's products can be interfaced easily into existing network and Internet infrastructures.

     Aironet markets its products in the United States and abroad through an indirect sales and marketing organization consisting primarily of distributors, resellers and original equipment manufacturers. Aironet's U.S. distributors include Savoir Technology Group, Inc., Ingram Micro Inc. and Tech Data Corporation.

CISCO SYSTEMS, INC.
170 West Tasman Drive
San Jose, California 95134
(408) 526-4000

     Cisco Systems, Inc. is the worldwide leader in networking for the Internet. Cisco hardware, software and service offerings are used to create Internet solutions so that individuals, companies, and countries have seamless access to information -- regardless of differences in time and place. Cisco solutions provide competitive advantage to our customers through more efficient and timely exchange of information, which in turn leads to cost savings, process efficiencies, and closer relationships with their customers, prospects, business partners, suppliers, and employees. These solutions form the networking foundation for companies, universities, utilities, and government agencies worldwide.

     The company was founded in 1984 by a small group of computer scientists from Stanford University seeking an easier way to connect different types of computer systems. Cisco Systems shipped its first product in 1986. Since then, Cisco has grown into a multinational corporation with more than 20,000 employees in more than 200 offices in 55 countries.

STRUCTURE OF THE MERGER AND CONVERSION OF AIRONET STOCK (SEE PAGE 26)

     Aironet and Cisco have entered into a merger agreement that provides for the merger of Aironet and a newly formed subsidiary of Cisco. Following the merger, Aironet will continue its operations as a wholly-owned subsidiary of Cisco. Stockholders of Aironet will become stockholders of Cisco following the merger. Each share of Aironet common stock, together with the corresponding right to purchase Aironet's common stock pursuant to the Rights Agreement dated June 25, 1999 between Aironet and Harris Trust and Savings Bank, will be exchanged for 0.63734 of a share of Cisco common stock. A corresponding right to purchase shares of Cisco Series A Junior Participating Preferred Stock, no par value, pursuant to the Cisco Rights Agreement dated as of June 30, 1998 between Cisco and Bank Boston, N.A. will accompany each share of Cisco common stock. We urge you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, carefully and in its entirety.

VOTE REQUIRED FOR STOCKHOLDER APPROVAL (SEE PAGE 16)

     The holders of at least 75% of the outstanding shares of Aironet common stock must approve the merger. Cisco stockholders are not required to approve the merger agreement and will not vote on the merger.

     You are entitled to cast one vote per share of Aironet common stock you owned as of February 4, 2000, the record date.

RECOMMENDATION OF AIRONET'S BOARD OF DIRECTORS (SEE PAGES 17 AND 22)

     After careful consideration, Aironet's board of directors has unanimously approved the merger agreement and determined that the merger is advisable and in the best interest of Aironet and its stockholders and recommends that Aironet stockholders vote for approval of the merger agreement.

OPINION OF AIRONET'S FINANCIAL ADVISOR (SEE PAGE 22)

     Dain Rauscher Wessels, Aironet's financial advisor, delivered an opinion to the Aironet board of directors that, as of the date of the opinion and based on the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels, and subject to the limitations set forth in the opinion, the consideration to be received by Aironet's stockholders pursuant to the merger agreement was fair to the stockholders from a financial point of view. The complete opinion of Dain Rauscher Wessels is attached as Appendix D. We urge you to read it in its entirety.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 31)

     Cisco's and Aironet's respective obligations to complete the merger are subject to the prior satisfaction or waiver of a number of conditions. If either Cisco or Aironet waives any conditions, Aironet will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from Aironet stockholders is appropriate. The following conditions, among others, must be satisfied or waived before the completion of the merger:

     - the merger agreement must be approved by Aironet stockholders;

     - no law, statute, rule, regulation or order which makes consummation of the merger illegal may be enacted or issued;

     - the applicable waiting periods under United States antitrust laws must expire or be terminated;

     - no injunction or order preventing the completion of the merger or restricting Cisco's operation of Aironet after the merger may be in effect;

     - our respective representations and warranties in the merger agreement must be true and correct;

     - we must comply with our respective agreements in the merger agreement;

     - we must each receive an opinion of our respective tax counsel to the effect that the merger will qualify as a tax-free reorganization;

     - selected employees of Aironet must have entered into employment and non-competition agreements with Cisco; and

     - the shares of Cisco common stock to be issued to Aironet stockholders in the merger must be approved for trading on the Nasdaq National Market.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 32)

     The merger agreement may be terminated before the completion of the merger by our mutual consent or by either Cisco or Aironet if:

     - the conditions to completion of the merger would not be satisfied because of either a breach of an agreement in the merger agreement by the other or a breach of a representation or warranty of the other in the merger agreement, either of which is not cured within ten business days of receipt of written notice of such breach;

     - the merger is not completed, without the fault of the terminating party, by March 31, 2000;

     - a final court order prohibiting the merger is issued and is not appealable; or

     - the Aironet stockholders do not approve the merger agreement at the special meeting.

     Furthermore, the merger agreement may be terminated by Cisco if the Aironet board of directors takes any of the following actions:

     - withdraws or modifies its recommendation that Aironet stockholders adopt the merger agreement in a manner adverse to Cisco, or resolves to do so;

     - fails to comply with the nonsolicitation provisions contained in the merger agreement, which provisions are summarized below and discussed in detail on page 31;

     - fails to call the special meeting by March 15, 2000; or

     - with respect to an extraordinary transaction of the nature specified in the merger agreement such as a merger or a sale of significant assets, involving Aironet and a party other than Cisco, within ten business days, if the Aironet board of directors does not reconfirm its approval and recommendation of the merger agreement and does not reject the other extraordinary transaction.

PAYMENT OF TERMINATION FEE (SEE PAGE 33)

     Aironet has agreed to pay Cisco a termination fee of $25.0 million and reimburse Cisco for its out-of-pocket expenses if the merger agreement is terminated under circumstances which are described on page 33 under the heading "Payment of Fees and Expenses."

NO OTHER TAKEOVER NEGOTIATIONS INVOLVING AIRONET (SEE PAGE 30)

     Until the merger is completed or the merger agreement is terminated, Aironet has agreed not to directly or indirectly take any of the following actions:

     - solicit, initiate, encourage or agree to any takeover proposal; or

     - engage in negotiations with, or disclose any nonpublic information relating to Aironet or any of its subsidiaries to, or afford access to the properties, books or records of Aironet or any of its subsidiaries to, any person that has advised Aironet that it may be considering making, or that has made, a takeover proposal.

     Aironet's board of directors is not prohibited from taking and disclosing to the Aironet stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934. Additionally, the Aironet board of directors is not prohibited from providing a copy of the non-solicitation provision of the merger agreement to any third party.

     Aironet has agreed to provide Cisco with detailed information about any takeover proposal it receives.

     Aironet may engage in any of these otherwise prohibited acts, other than solicitation, initiation or encouragement of any takeover proposal, if:

     - Aironet's board of directors believes in good faith that a particular proposal concerning an extraordinary transaction of the nature specified in the merger agreement, such as a merger or a sale of significant assets will result in a transaction more favorable than the merger to the Aironet stockholders from a financial point of view; and

     - Aironet's board of directors determines in good faith after advice from outside legal counsel that the failure to engage in the prohibited negotiations or discussions or provide non-public information is inconsistent with the fiduciary duties of the board of directors under applicable law.

     A takeover proposal is:

     - any offer or proposal for a merger or other business combination involving Aironet; or

     - the acquisition of 15% or more of the outstanding shares of capital stock of Aironet or any of its subsidiaries; or

     - the sale or transfer of any significant portion of the assets of Aironet or any of its subsidiaries, other than the merger.

AIRONET HAS ENTERED INTO A STOCK OPTION AGREEMENT THAT MAY DISCOURAGE THIRD PARTIES THAT MAY BE INTERESTED IN ACQUIRING A STAKE IN AIRONET (SEE PAGE 35)

     Aironet entered into a stock option agreement with Cisco that granted Cisco the option to buy up to 2,826,375 shares of Aironet common stock, which represented approximately 19.9% of the shares of Aironet common stock outstanding on November 8, 1999, or approximately 16.6% after issuance of the shares of Aironet common stock subject to the option. The exercise price of the option is $48.00 per share.

     Cisco required Aironet to grant the option as a prerequisite to entering into the merger agreement. The option may discourage third parties who are interested in acquiring a significant stake in Aironet and is intended by Cisco to increase the likelihood that the merger will be completed.

     The option is not currently exercisable and Cisco may only exercise the option if the merger agreement is terminated under circumstances in which the termination fee is payable or prior to an extraordinary transaction of the nature specified in the merger agreement which obligates Aironet to pay the termination fee. Otherwise, the option will terminate and may not be exercised by Cisco.

     We urge you to read the stock option agreement attached as Appendix B in its entirety.

STOCKHOLDERS HOLDING 47.9% OF AIRONET'S COMMON STOCK HAVE ENTERED INTO STOCKHOLDER AGREEMENTS REQUIRING THEM TO VOTE IN FAVOR OF THE MERGER (SEE PAGE
34)

     In connection with the execution of the merger agreement, each of the following Aironet stockholders entered into a stockholder agreement with Cisco:
Roger J. Murphy, Jr., Aironet's chief executive officer; Telxon Corporation and its subsidiary Retail Technologies Group, Inc., Aironet's largest stockholder; Telantis Venture Partners V, Inc. The Hood/Meyerson Foundation; and Axiom Venture Partners II Limited Partnership. The stockholder agreement requires these Aironet stockholders to vote all shares of Aironet common stock beneficially owned by them in favor of approval of the merger agreement. The stockholder agreements also restrict their ability to transfer their shares of Aironet common stock. The stockholder agreements also required the stockholders to deliver an irrevocable proxy to Cisco. The irrevocable proxy enables Cisco to vote the stockholders' shares to approve the merger. These Aironet stockholders were not paid additional consideration in connection with the stockholder agreements.

     The Aironet stockholders who entered into the stockholder agreements collectively held approximately 47.9% of the outstanding Aironet common stock as of the date of this proxy statement/prospectus.

     We urge you to read the form of stockholder agreement attached as Appendix C in its entirety.

INTERESTS OF AIRONET'S DIRECTORS, OFFICERS AND AFFILIATES IN THE MERGER (SEE PAGE 38)

     When considering the recommendation of the Aironet board of directors, you should be aware that some Aironet directors and officers have interests in the merger that are different from, or are in addition to, yours. As a result, Aironet's directors and officers may be more likely to vote to approve the merger than Aironet stockholders generally. These interests include the following:

     - As of December 31, 1999, directors and executive officers of Aironet and their affiliates beneficially owned approximately 32.5% of the outstanding shares of Aironet common stock.

     - As of the date of this proxy statement/prospectus, the non-employee directors of Aironet beneficially owned stock options to purchase an aggregate of 130,000 shares of Aironet common stock, 75,000 of which were unvested. If the merger is completed, all of the unvested options having a weighted-average exercise price of $10.50 per share will accelerate and become fully vested and exercisable.

     - Roger J. Murphy, Jr. will be paid a bonus of $1.0 million, net of all taxes, contingent upon completion of the merger.

     - Several employees and executive officers, including Roger J. Murphy, Jr., Donald I. Sloan, Ronald B. Willis and Harvey A. Ikeman, as a condition to closing of the merger, are required to enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. These executive officers previously entered into change in control agreements with Aironet, which provided them with severance payment if their employment was terminated within two years of a change in control. These executive officers are required to agree, as a condition to closing of the merger, to waive their rights to severance under their change in control agreements with Aironet, and their change in control agreements will be superceded by their employment agreements with Cisco.

     - Cisco has agreed, for the next four years, to indemnify each present and former Aironet officer and director against liabilities arising out of the fact that such person is or was a director or officer.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 39)

     We have structured the merger so that, in general, Aironet stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by Aironet stockholders instead of fractional shares. It is a condition to the merger that we receive legal opinions to the effect that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

ANTITRUST APPROVAL REQUIRED TO COMPLETE THE MERGER (SEE PAGE 39)

     The merger is subject to United States antitrust laws. We have made the required filings with the United States Department of Justice and the Federal Trade Commission. However, we are not permitted to complete the merger until the applicable waiting period has expired or terminated. The applicable waiting period expired at 5:00 p.m. on December 23, 1999. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before its completion.

     In addition, Cisco and Aironet may need to obtain approval for the merger in foreign jurisdictions depending upon the extent that Aironet conducts business in these jurisdictions and the statutory requirements of each of these jurisdictions.

RESTRICTIONS ON THE ABILITY TO SELL CISCO STOCK (SEE PAGE 41)

     All shares of Cisco common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of either Aironet or Cisco for purposes of the Securities Act of 1933. Shares of Cisco common stock held by these affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act.

YOU DO NOT HAVE DISSENTERS' OR APPRAISAL RIGHTS (SEE PAGE 41)

     Under Delaware law, you are not entitled to dissenters' or appraisal rights in the merger.

                             SUMMARY FINANCIAL DATA

     The following tables show financial results actually achieved by each of Cisco and Aironet.

     Cisco's summary financial data as of and for the fiscal years ended July 30, 1995, July 28, 1996, July 26, 1997, July 25, 1998, and July 31, 1999 has
been derived from its consolidated financial statements incorporated herein by reference. Cisco's historical figures as of and for the three months ended October 24, 1998 and October 30, 1999 have been derived from, and should be read in conjunction with, Cisco's consolidated financial statements and the notes thereto that are incorporated herein by reference. The results of operations for the interim period presented are unaudited and are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year as a whole. However, in the opinion of Cisco's management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for all periods presented.

     Aironet's summary financial data as of and for the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999 has been derived from its consolidated financial statements and related notes thereto. Aironet's historical figures as of and for the six months ended September 30, 1998 and 1999 have been derived from, and should be read in conjunction with, Aironet's unaudited financial statements that have been prepared on the same basis as its audited financial statements. In the opinion of Aironet's management, the financial data presented reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data for the periods presented. The financial data for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

     The Cisco financial data reflects:

     - three-for-two stock splits effected in September 1998 and December 1997; and

     - two-for-one stock splits effected in February 1996 and June 1999.

     Cisco's fiscal year is the 52- or 53-week period ending on the last Saturday in July. Therefore, for example, a reference to Cisco's "fiscal 1999" or similar terms means the 53-week year ended July 31, 1999, and a reference to Cisco's "fiscal 1998" means the 52-week year ended July 25, 1998. Aironet's fiscal year ends as of March 31. Therefore, for example, a reference to Aironet's "fiscal 1999," "fiscal year 1999" or similar terms means the fiscal year ended March 31, 1999.

     When reviewing the following tables, you should note that Cisco's financial data is presented in millions (except per share data), while Aironet's financial data is presented in thousands (except per share data).

                         SUMMARY FINANCIAL DATA, CONT.

CISCO:

                                                                                                               THREE
                                                                  FISCAL YEAR ENDED                        MONTHS ENDED
                                                 ----------------------------------------------------   -------------------
                                                 JULY 30,   JULY 28,   JULY 26,   JULY 25,   JULY 31,   OCT. 24,   OCT. 30,
                                                   1995       1996       1997       1998       1999     1998(1)    1999(1)
                                                 --------   --------   --------   --------   --------   --------   --------
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED
 STATEMENT OF OPERATIONS DATA:
  Net sales....................................   $2,232     $4,101     $6,452    $ 8,489    $12,170     $2,598     $3,914
  Net income...................................   $  452     $  915     $1,049    $ 1,340    $ 2,035     $  509     $  420
  Net income per common share -- basic.........   $ 0.17     $ 0.32     $ 0.35    $  0.43    $  0.62     $ 0.16     $ 0.12
  Net income per common share -- diluted.......   $ 0.16     $ 0.30     $ 0.33    $  0.41    $  0.58     $ 0.15     $ 0.12
  Shares used in per-share
    calculation -- basic.......................    2,739      2,879      3,000      3,135      3,291      3,228      3,377
  Shares used in per-share
    calculation -- diluted.....................    2,869      3,004      3,140      3,308      3,498      3,419      3,602

                                                                       AS OF FISCAL YEAR ENDED
                                                         ----------------------------------------------------    AS OF
                                                         JULY 30,   JULY 28,   JULY 26,   JULY 25,   JULY 31,   OCT. 30,
                                                           1995       1996       1997       1998       1999       1999
                                                         --------   --------   --------   --------   --------   --------
                                                                                  (IN MILLIONS)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
  Total assets.........................................   $1,997     $3,639     $5,498     $9,023    $14,846    $17,495

------------------------
(1) Cisco acquired Cerent Corporation and WebLine Communications Corporation in November 1999. These acquisitions were accounted for as poolings of interests. The Cisco financial data reflects the effects of these acquisitions as if Cerent and WebLine were wholly owned subsidiaries of Cisco since inception. See Note 3 to the Consolidated Financial Statements in Cisco's quarterly report on Form 10-Q/A for the three months ended October 30, 1999.

                                                                                  SHARES USED IN
                                                                                     PER-SHARE
                                                                                    CALCULATION
                                                               NET       NET     -----------------    TOTAL
                                                              SALES    INCOME    BASIC    DILUTED    ASSETS
                                                              ------   -------   ------   --------   -------
              AS OF AND FOR THE PERIOD ENDED:                                 (IN MILLIONS)
Historical, October 30, 1999................................  $3,877    $438      3,301     3,500    $17,407
  Cerent/WebLine............................................      37     (18)        76       102         88
                                                              ------    ----     ------    ------    -------
Restated, October 30, 1999..................................  $3,914    $420      3,377     3,602    $17,495
                                                              ======    ====     ======    ======    =======
Historical, October 24, 1999................................  $2,597    $512      3,179     3,351
  Cerent/WebLine............................................       1      (3)        49        68
                                                              ------    ----     ------    ------
Restated, October 24, 1998..................................  $2,598    $509      3,228     3,419
                                                              ======    ====     ======    ======

AIRONET:

                                                                                                     SIX
                                                                                                MONTHS ENDED
                                                      FISCAL YEAR ENDED MARCH 31,                 SEPT. 30,
                                            -----------------------------------------------   -----------------
                                             1995      1996      1997      1998      1999      1998      1999
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED
 STATEMENT OF OPERATIONS DATA:
  Net sales...............................  $33,176   $44,323   $61,328   $45,134   $45,253   $19,456   $27,377
  Net income..............................  $(1,580)  $(2,383)  $   889   $ 2,501   $(1,077)  $  (146)  $ 1,423
  Net income per common share -- basic....  $ (0.20)  $ (0.29)  $  0.11   $  0.31   $ (0.12)  $ (0.02)  $  0.13
  Net income per common
    share -- diluted......................  $ (0.20)  $ (0.29)  $  0.11   $  0.30   $ (0.12)  $ (0.02)  $  0.12
  Shares used in per-share
    calculation -- basic..................    8,085     8,085     8,085     8,123     9,325     9,277    10,838
  Shares used in per-share
    calculation -- diluted................    8,085     8,085     8,085     8,319     9,325     9,277    12,051

                                                            AS OF FISCAL YEAR ENDED MARCH 31,            AS OF
                                                     -----------------------------------------------   SEPT. 30,
                                                      1995      1996      1997      1998      1999       1999
                                                     -------   -------   -------   -------   -------   ---------
                                                                           (IN THOUSANDS)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
  Total assets.....................................  $30,106   $25,824   $19,201   $23,633   $27,198    $71,294

                           COMPARATIVE PER SHARE DATA

     In the following tables, we provide you with certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the merger assuming that 0.63734 shares of Cisco common stock are issued in exchange for each share of Aironet common stock. This data should be read along with the summary financial data and the historical financial statements of Aironet set forth herein, and the historical financial statements of Cisco and the notes thereto that are incorporated herein by reference. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented.

                                              HISTORICAL                      AIRONET EQUIVALENT
                                            ---------------     PRO FORMA         PRO FORMA
                                            CISCO   AIRONET    COMBINED(1)      COMBINED(1)(2)
                                            -----   -------    -----------    ------------------
DILUTED NET INCOME (LOSS) PER SHARE(1):
  Cisco and Aironet:
     Three Months Ended October 30,
       1999...............................  $0.12    $0.07        $0.12             $0.08
     Fiscal Year Ended July 31, 1999......   0.58    (0.07)        0.58              0.37
  Aironet:
     Six Months Ended September 30,
       1999...............................           $0.12
     Fiscal Year Ended March 31, 1999.....           (0.12)
BOOK VALUE PER SHARE AT(1)(3):
  Cisco and Aironet:
     July 31, 1999........................  $3.49    $1.58        $3.49             $2.22
     October 30, 1999.....................   4.08     4.27         4.09              2.61
  Aironet:
     September 30, 1999...................           $4.27
     March 31, 1999.......................            1.53

---------------
(1) The pro forma combined information per Cisco share combines financial information of Cisco for the fiscal year ended July 31, 1999 and the three months ended October 30, 1999 with the financial information of Aironet for the twelve months ended June 30, 1999 and the three months ended September 30, 1999, respectively.

(2) The unaudited Aironet equivalent pro forma per share amounts are calculated by multiplying the Cisco combined pro forma per share amounts by the exchange ratio.

(3) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period presented. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period presented.

                     MARKET PRICE AND DIVIDEND INFORMATION

CISCO MARKET PRICE DATA

     Cisco's common stock is traded on the Nasdaq National Market under the symbol "CSCO." The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for Cisco common stock for the periods indicated, adjusted to reflect the three-for-two stock splits effected in September 1998 and December 1997 and the two-for-one stock splits effective in February 1996 and June 1999.

                                                       HIGH        LOW
                                                      -------    -------
CISCO'S FISCAL 1997
  First Quarter.....................................  $ 14.89    $ 11.11
  Second Quarter....................................    16.64      12.81
  Third Quarter.....................................    15.50      10.31
  Fourth Quarter....................................    17.86      10.33
CISCO'S FISCAL 1998
  First Quarter.....................................    18.74      15.50
  Second Quarter....................................    20.10      16.19
  Third Quarter.....................................    24.63      18.87
  Fourth Quarter....................................    34.40      23.48
CISCO'S FISCAL 1999
  First Quarter.....................................    34.65      21.94
  Second Quarter....................................    53.34      30.37
  Third Quarter.....................................    59.37      47.56
  Fourth Quarter....................................    67.06      52.18
CISCO'S FISCAL 2000
  First Quarter.....................................    74.00      58.75
  Second Quarter....................................   115.25      70.00
  Third Quarter (through February 4, 2000)..........   121.13     109.50

AIRONET MARKET PRICE DATA

     Aironet's common stock commenced trading on the Nasdaq National Market on July 30, 1999 under the symbol "AIRO." The following table shows the range of high and low closing prices reported on the Nasdaq National Market for Aironet common stock for the periods indicated.

                                                         HIGH      LOW
                                                        ------    ------
AIRONET'S FISCAL 2000
  Second Quarter (commencing July 30, 1999)...........  $22.38    $ 9.81
  Third Quarter.......................................   66.78     20.19
  Fourth Quarter (through February 4, 2000)...........   75.94     62.25

DIVIDEND INFORMATION

     In March 1997, when Aironet was a wholly-owned subsidiary of Telxon Corporation, it declared a one-time dividend to Telxon of $1.1 million, which was paid in April 1997. Other than the 1997 Telxon dividend, neither Cisco nor Aironet have ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

RECENT CLOSING PRICES

     As of November 8, 1999, the last trading day before announcement of the proposed merger, the closing prices per share of Cisco common stock and Aironet common stock on the Nasdaq National Market were $75.31 and $42.25, respectively. On February 4, 2000, the latest practicable trading day before the printing of this proxy statement/prospectus, the closing prices per share of Cisco common stock and Aironet common stock on the Nasdaq National Market were $121.13 and $75.94, respectively. The equivalent per share prices for Aironet common stock based on the Cisco common stock prices multiplied by the exchange ratio of
0.63734 were $48.00 as of November 8, 1999 and $77.20 as of February 4, 2000.

     Because the exchange ratio is fixed at 0.63734 but the market price of Cisco common stock is subject to fluctuation, the market value of the shares of Cisco common stock that holders of Aironet common stock will receive in the merger may increase or decrease prior to and following the merger. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR CISCO COMMON STOCK AND AIRONET COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR CISCO COMMON STOCK OR AIRONET COMMON STOCK.

NUMBER OF AIRONET STOCKHOLDERS

     As of February 4, 2000, there were approximately 8,522 beneficial owners of Aironet common stock.

                                  RISK FACTORS

     By voting in favor of the merger, you will be choosing to invest in Cisco common stock. An investment in Cisco common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

                          RISKS RELATED TO THE MERGER

YOU WILL RECEIVE 0.63734 OF A SHARE OF CISCO COMMON STOCK FOR EACH SHARE OF AIRONET COMMON STOCK OWNED DESPITE CHANGES IN MARKET VALUE OF AIRONET COMMON STOCK OR CISCO COMMON STOCK.

     Upon completion of the merger, each share of Aironet common stock will be exchanged for 0.63734 of a share of Cisco common stock. There will be no adjustment for changes in the market price of either Aironet common stock or Cisco common stock, and Aironet and Cisco are not permitted to abandon the merger or resolicit the vote of its stockholders solely because of changes in the market price of Cisco common stock. Accordingly, the specific dollar value of Cisco common stock to be received by you upon completion of the merger will depend on the market value of Cisco common stock at the time of completion of the merger. The share price of Cisco common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. No prediction can be made as to the market price of Cisco common stock at the completion of the merger or as to the market price of Cisco common stock after the completion of the merger.

ALTHOUGH CISCO AND AIRONET EXPECT THAT THE MERGER WILL RESULT IN BENEFITS, THOSE BENEFITS MAY NOT BE REALIZED.

     Cisco and Aironet entered into the merger agreement with the expectation that the merger will result in benefits, including the ability to:

     - enable Cisco to offer wireless local area networks with its end-to-end converged networks;

     - complement Cisco's Enterprise and Small/Medium Business wireline networking solutions with wireless mobility;

     - strengthen Cisco's abilities to be an end-to-end, integrated solution provider addressing broader networking requirements of its customers;

     - enhance Cisco's capabilities immediately in wireless, standards-based, high speed wireless local area network products; and

     - leverage Cisco's and Aironet's customer and channel overlap.

     Achieving the benefits of the merger will depend in part on the integration of the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of customers or key employees or the continued diversion of the attention of management.

     In addition, synergies from the merger may not materialize. Aironet's product line consists of wireless local area network products. Integrating Aironet's product sales into Cisco's business model will involve risks that may jeopardize the success of the merged company. The Aironet technology and products address a new market for Cisco, namely the wireless networking market. Cisco has little experience selling into the wireless networking marketplace. For merger-related synergies to be realized,

Cisco will have to learn to satisfy the needs of wireless networking customers in a timely and efficient manner. Aironet's 4800 Turbo DS series products and related products are new products for Cisco. In order for the merger to be successful, Cisco and Aironet will have to integrate successfully the new product with other Cisco products and platforms. This integration will involve considerable technology and execution risk and may or may not be successful. We cannot assure you that Cisco and Aironet will be successfully integrated or that any of the anticipated benefits will be realized, and failure to do so could have a material adverse effect on Cisco's business, financial condition and operating results.

AIRONET OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     The directors and officers of Aironet participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, yours.

     Several employees and executive officers, including Roger J. Murphy, Jr., Donald I. Sloan, Ronald B. Willis and Harvey A. Ikeman, as a condition to closing the merger, are required to enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. These executive officers previously entered into change in control agreements with Aironet, which provided them with severance payment if their employment was terminated within two years of a change in control. These executive officers are required to agree, as a condition to closing of the merger, to waive their rights to severance under their change in control agreements with Aironet, and their change in control agreements will be superceded by their employment agreements with Cisco. Please see summary of the terms of their employment agreements in the section of this Proxy Statement entitled "Employment and Non-Competition Agreements" under "Related Agreements."

     Furthermore, Cisco has agreed, for the next four years, to indemnify each present and former Aironet director and officer against liabilities arising out of the fact that such person is or was a director or officer.

     As a result, these directors and officers could be more likely to vote to approve the merger agreement than if they did not hold these interests. Aironet stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT AIRONET'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, Aironet may be subject to a number of material risks, including the following:

     - Aironet may be required to pay Cisco a termination fee of $25.0 million;

     - the option granted to Cisco by Aironet may become exercisable;

     - the price of Aironet common stock may decline to the extent that the current market price of Aironet common stock reflects a market assumption that the merger will be completed; and

     - costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

     In addition, Aironet customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Aironet customers could have a material adverse effect on Aironet's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective Aironet employees may experience uncertainty about their future role with Cisco until Cisco's strategies with regard to Aironet are announced or executed. This may adversely affect Aironet's ability to attract and retain key management, sales, marketing and technical personnel.

     Further, if the merger is terminated and Aironet's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect and subject to certain limited exceptions described on page 30 of this proxy statement/prospectus, Aironet is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Cisco.

                             RISKS RELATED TO CISCO

     In addition to the risks discussed above, Cisco is subject to its own specific risks relating to its business model, strategies, markets and legal and regulatory environment. For a detailed discussion of these risks, please see the risk factors included in Cisco's reports filed with the Commission under the Securities Exchange Act of 1934, which reports are incorporated by reference into this proxy statement/ prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Cisco's and Aironet's financial condition, results of operations and business, and on the expected impact of the merger on Cisco's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 12 of this proxy statement/prospectus.

                              THE SPECIAL MEETING

PROXY STATEMENT/PROSPECTUS

     This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Aironet common stock by the Aironet board of directors for use at a special meeting of Aironet stockholders.

     This proxy statement/prospectus is first being furnished to stockholders of Aironet on or about February 9, 2000.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting will be held on Tuesday, March 14, 2000 at 10:00 a.m., Eastern Time, at the Hilton Akron West, 3180 West Market Street, Akron, Ohio.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the special meeting and any adjournment or postponement of the special meeting, stockholders of Aironet will be asked to consider and vote upon proposals:

     - to approve the merger agreement; and

     - to grant the Aironet board of directors discretionary authority to adjourn the special meeting to solicit additional votes for approval of the merger agreement.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Aironet's board of directors has fixed the close of business on February 4, 2000, as the record date for determination of Aironet stockholders entitled to notice of, and to vote at, the special meeting. As of the close of business on February 4, 2000, there were 14,384,314 shares of Aironet common stock outstanding and entitled to vote, held by approximately 8,522 beneficial owners. Each Aironet stockholder is entitled to one vote for each share of Aironet common stock held as of the record date.

VOTING OF PROXIES

     You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Aironet. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. Your broker will provide you directions regarding how to instruct your broker to vote your shares. All properly executed proxies received by Aironet prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is made, your proxy will be voted to approve the merger agreement. Aironet's board of directors does not presently intend to bring any other business before the special meeting and, so far as is known to Aironet's board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting the proxies. You may revoke your proxy at any time prior to its use by delivering to the Secretary of Aironet a signed notice of revocation or a subsequently dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy.

VOTE REQUIRED

     Delaware Corporation Law requires the Aironet stockholders to approve the merger. Aironet's certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of Aironet common stock outstanding and entitled to vote at the special meeting to approve the merger. Selected stockholders of Aironet have entered into a stockholder agreement and have delivered irrevocable proxies obligating them to vote in favor of the merger agreement and the merger. As of the date of this proxy statement/prospectus, these stockholders, constituting Telxon Corporation and its subsidiary, Retail Technologies Group, Inc., Roger J. Murphy, Jr., Telantis Venture Partners V, Inc., The Hood/Meyerson Foundation and Axiom Venture Partners II Limited Partnership, as a group beneficially owned 6,896,039 shares (exclusive of any shares issuable upon the exercise of options or warrants) of Aironet common stock (constituting approximately 48.5% of the shares of Aironet common stock outstanding as of the record date). As of the record date and the date of this proxy statement/prospectus, Cisco owns no shares of Aironet common stock.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The required quorum for the transaction of business at the special meeting is one-third of the shares of Aironet common stock issued and outstanding on the record date. If a quorum is not present in person or represented by proxy, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Because approval of the merger agreement and the consummation of the merger requires the affirmative vote of at least 75% of the outstanding shares of Aironet common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement and the consummation of the merger. In addition, the failure of an Aironet stockholder to return a proxy will have the effect of a vote against the approval of the merger agreement. The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. Accordingly, you are urged to return the enclosed proxy card marked to indicate your vote. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum.

     Notwithstanding the requirements for approval of the merger, you are also being requested to grant the Aironet board of directors discretionary authority to adjourn the special meeting (or any postponement or adjournment) in order to solicit additional votes for approval of the merger. If a sufficient number of votes in favor of the merger have not been received, in person or by proxy, by the special meeting date, the board of directors nonetheless would have discretionary authority to adjourn the meeting to solicit additional votes in favor of the merger if a sufficient number of stockholders have voted to confer this authority. The vote required to grant this discretionary authority is a majority of the shares represented, in person or by proxy, at a special meeting at which a quorum for the transaction of business is present. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum.

SOLICITATION OF PROXIES AND EXPENSES

     Cisco and Aironet will share the cost of solicitation of proxies from you by Innisfree M&A Incorporated, estimated to be $12,500 plus reasonable out-of-pocket expenses. In addition to solicitation by mail, the directors, officers and employees of Aironet may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Aironet will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Aironet common stock and to request authority for the exercise of proxies. In these cases, Aironet, upon the request of the record holders, will reimburse the record holders for their reasonable expenses. As discussed above, the Aironet board also may have discretionary authority to solicit additional proxies if a sufficient vote to approve the merger is not present, in person or by proxy, at the special meeting, or any postponement or adjournment.

NO APPRAISAL RIGHTS

     You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

BOARD RECOMMENDATION

     THE AIRONET BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT AIRONET STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF AIRONET. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                      THE MERGER AND RELATED TRANSACTIONS

     This section of the proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement and the stock option agreement. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger.

     The following discussion of the background of the merger and the parties' reasons for the merger and the potential benefits that could result from the merger contains forward-looking statements which involve risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements. The actual results of Cisco could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and in the documents incorporated by reference in this proxy statement/prospectus.

BACKGROUND OF THE MERGER

     On September 7, 1999, acting upon a suggestion from a mutual customer, Aironet, represented by Roger J. Murphy, Jr., President and CEO, and other officers of Aironet, met at Cisco with Mario Mazzola, Senior Vice President, Enterprise Line of Business, and other officers of Cisco. At the meeting, Aironet presented to Cisco an overview of Aironet's products, technology and markets and discussed the possibility of a strategic relationship between the two companies.

     On October 12, 1999, representatives of Cisco and Aironet held a telephonic conference to discuss further Aironet's products, technology, markets and business strategy and to discuss further a strategic relationship between the two companies. Subsequent to this meeting, Cisco requested a meeting at Aironet.

     At the October 19, 1999 meeting of the Aironet board of directors, Mr. Murphy discussed with the Aironet board members his meetings with Cisco and Cisco's plans to visit Aironet.

     On October 20, 1999, Cisco representatives led by Charles Giancarlo, Cisco's Senior Vice President Small and Medium Business, met at Aironet with Mr. Murphy and other Aironet officers and with select Aironet engineers. At the meeting, the Aironet representatives presented to Cisco an overview of Aironet's products, technology and business strategy and discussed the possibility of a business combination of Aironet with Cisco.

     On October 27, 1999, Mr. Giancarlo of Cisco telephoned Mr. Murphy of Aironet to propose a strategic business combination between the companies. Later that day, Ammar Hanafi, Director Business Development of Cisco telephoned Mr. Murphy to discuss the proposed business combination with Aironet, whereby Cisco would acquire all the outstanding shares of Aironet common stock in a stock-for-stock merger to be treated as a purchase for accounting purposes under United States generally accepted accounting principles.

     On October 29, 1999, Cisco and Aironet entered into a limited duration exclusivity agreement to permit due diligence and the negotiation of a definitive merger agreement, and Aironet retained Dain Rauscher Wessels as its financial advisor.

     On the evening of October 31, 1999, the Aironet board of directors met by teleconference to discuss the potential business combination with Cisco. Following discussion and review, Aironet's board of directors authorized management to continue its discussions regarding the proposed strategic combination and ratified the exclusivity agreement with Cisco, the retention of Dain Rauscher Wessels as Aironet's financial advisor and all other prior actions taken by management in connection with the proposed transaction.

     On November 1, 1999, Cisco representatives led by Messrs. Giancarlo and Hanafi met with representatives of Aironet for financial, business, technical and manufacturing due diligence.

     During the period between November 3, 1999 and November 8, 1999, management of Cisco and Aironet, together with their respective legal counsel and Aironet's financial advisor, held extensive negotiations regarding the terms and conditions of the definitive agreements relating to the proposed transaction.

     On the evening of November 3, 1999, the Aironet board of directors held a special meeting. Aironet's management and legal and financial advisors discussed the proposed transaction with the Aironet board of directors and responded to questions from the Aironet board of directors. After careful consideration, the Aironet board of directors determined that management of Aironet should continue to pursue discussions regarding the proposed business combination with Cisco.

     On the afternoon of November 6, 1999, the Aironet board of directors held a special meeting. Aironet's management, with Aironet's legal and financial advisors, updated the Aironet board of directors as to the status of the negotiations. The Aironet board of directors authorized and instructed senior management to continue negotiation of a definitive merger agreement with Cisco.

     On the evening of November 7, 1999, the Aironet board of directors held a special meeting. Aironet's legal advisors made an extensive presentation on the terms of the proposed transaction and the board of directors' duties with respect to approval of the transaction.

     On the evening of November 8, 1999, the Aironet board of directors held a special meeting. Aironet's board of directors, with its legal and financial advisors, discussed the final terms of the proposed merger. Dain Rauscher Wessels reviewed its financial analysis of the proposed transaction, answered questions posed by the Aironet board of directors and delivered its opinion that, as of such date and based upon the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels and subject to the limitations set forth in its opinion, the consideration to be received in the transaction by Aironet stockholders was fair to such holders from a financial point of view. At the conclusion of these discussions and presentation, the Aironet board of directors unanimously voted to approve the merger agreement and related transaction documents.

     As of November 8, 1999, Aironet and Cisco entered into the merger agreement and all related agreements were entered into by Cisco and the parties thereto. On November 9, 1999, Cisco, in collaboration with Aironet, issued a press release announcing the proposed business combination.

REASONS FOR THE MERGER

  Cisco's Reasons for the Merger

     Cisco's board of directors has identified several potential benefits of the merger that it believes will contribute to the success of the combined company. These potential benefits include the ability to:

     - enable Cisco to offer wireless local area networks with its end-to-end converged networks;

     - complement Cisco's Enterprise and Small/Medium Business wireline networking solutions with wireless mobility;

     - strengthen Cisco's abilities to be an end-to-end, integrated solution provider addressing broader networking requirements of its customers;

     - enhance Cisco's capabilities immediately in wireless, standards-based, high speed wireless local area network products; and

     - leverage Cisco's and Aironet's customer and channel overlap.

     For the strategic reasons set forth above, the Cisco board of directors determined that the merger agreement and the merger were in the best interests of Cisco and its stockholders and that Cisco should proceed with the merger agreement and the merger.

  Aironet's Reasons for the Merger

     The Aironet board of directors has unanimously approved the merger agreement and recommends that the holders of shares of Aironet common stock vote FOR the approval of the merger agreement.

     The Aironet board of directors' decision to approve the merger agreement was based primarily on factors resulting from the rapid expansion of the wireless networking industry in recent years. In particular, the board of directors noted the opportunities in the enterprise and home markets for wireless networking created by the rapid proliferation of mobile computing and the Internet, as well as recent adoption of wireless networking standards. The board of directors concluded that a strategic combination with a large company which is well established in the networking market and with which Aironet products and technology would be synergistic and would provide Aironet with expanded business opportunities was in the best interest of Aironet stockholders.

     The Aironet board of directors believes that increasing competition in the expanding wireless networking market would make it more difficult for Aironet to succeed as a relatively small independent company. Despite Aironet's success to date, the board of directors believes that it would be increasingly important for Aironet to grow and gain critical mass in order to compete against larger companies with substantially greater resources and broader, more integrated product offerings. In order to enhance its competitive position, Aironet's management considered a number of alternatives, including growth through the acquisition of strategic technologies that could extend Aironet's product offerings and expansion of its distribution network, or merger with a larger company.

     The Aironet board of directors identified a number of benefits for Aironet's stockholders, employees and customers that could result from the merger. These potential benefits include:

     - synergies and compatibility of Aironet and Cisco, based on their complementary technologies, business philosophies and strategies, which the Aironet board of directors believes is important for the successful integration of the companies;

     - the ability to dedicate greater resources to both current and emerging product development efforts and to fund the future growth of Aironet's business;

     - the merger consideration to be received by Aironet stockholders which represented a premium of approximately:

          8.4% over the market price as of the date of the merger agreement;

          24.3% over the market price as of one week prior to the date of the merger agreement; and

          75.1% over the market price as of one month prior to the date of the merger agreement;

     - the opportunity for Aironet stockholders to participate in the potential for growth of the combined company after the merger;

     - the tax-free aspects of the merger to the Aironet stockholders;

     - opportunities for Aironet, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly changing wireless networking industry;

     - the ability of Aironet to leverage Cisco's extensive distribution network and expertise, particularly internationally, and to use Cisco's presence in major markets to increase the sales of its products and to further expand Aironet's own distribution base;

     - the consideration to be received by Aironet stockholders under the terms of the merger agreement was fair to the stockholders from a financial point of view based upon the opinion of Dain Rauscher Wessels dated as of November 8, 1999;

     - greater liquidity to Aironet stockholders offered by Cisco's common stock relative to Aironet's common stock;

     - current financial market conditions and historical market prices, volatility and trading information with respect to Aironet and Cisco common stock; and

     - the social and economic effects on the employees, customers, suppliers and other constituents of Aironet and its subsidiaries and on the communities in which Aironet and its subsidiaries operate or are located.

     The Aironet board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - the risk that the potential benefits sought in the merger might not be realized fully or within the time frame contemplated, if at all;

     - the possibility that the merger would not be consummated and the effect of the public announcement of the merger on Aironet's sales and operating results and Aironet's ability to attract and retain key management, sales, marketing and technical personnel;

     - the risk that, despite the efforts of Aironet and Cisco, key technical, marketing and management personnel might choose not to remain employed by Cisco after the merger;

     - the substantial charges to be incurred, primarily in the quarter in which the merger is consummated, including costs of integrating the business and transaction expenses arising from the merger; and

     - the other risks associated with Cisco's business and the merger described under "Risk Factors."

     The Aironet board of directors believes that the potential benefits of the merger outweigh these risks.

     The foregoing discussion of the information and factors considered by the Aironet board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Aironet board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Aironet board of directors did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Aironet board of directors may have given different weight to different factors.

     In light of the size and diversity of the marketplace and the competitive positions of both Cisco and Aironet, the Aironet board of directors has concluded that the merger represents the best current and long-term strategy for Aironet.

RECOMMENDATION OF AIRONET'S BOARD OF DIRECTORS

     FOR THE REASONS DISCUSSED ABOVE, THE AIRONET BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT AIRONET STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     In considering the recommendation of the Aironet board of directors with respect to the merger agreement, you should be aware that some of the directors and officers of Aironet have interests in the merger that are different from, or are in addition to, the interests of Aironet stockholders generally. Please see the section entitled "Interests of Aironet Directors, Officers and Affiliates in the Merger" on page 38 of this proxy statement/prospectus.

OPINION OF AIRONET'S FINANCIAL ADVISOR

     On October 29, 1999, Aironet retained Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, to furnish an opinion as to the fairness to Aironet's stockholders, from a financial point of view, of the consideration that Aironet's stockholders would receive in the merger.

     On November 8, 1999, Dain Rauscher Wessels delivered its opinion to Aironet's board of directors. The opinion stated that the consideration to be received by Aironet's stockholders under the merger agreement was fair from a financial point of view as of the date of the opinion, based on the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels, and subject to certain other limitations, all as set forth in the opinion. A copy of the opinion is attached as Appendix D to this proxy statement/prospectus. This summary of the opinion is qualified by reference to the full text of the opinion. We urge you to read the opinion in its entirety.

     The opinion of Dain Rauscher Wessels applies only to the fairness, from a financial point of view, of the consideration to be received by Aironet stockholders under the terms of the merger agreement. The opinion is not a recommendation to Aironet stockholders to vote in favor of any matter presented in this proxy statement/prospectus. Aironet stockholders should note that the opinion expressed by Dain Rauscher Wessels was provided to the Aironet board of directors solely for its evaluation of the merger. The opinion was not prepared on behalf of, and was not intended to confer rights or remedies upon, Cisco, Aironet, any Aironet or Cisco stockholder, or any other person other than the Aironet board. The Aironet board did not limit the scope of the investigation that Dain Rauscher Wessels conducted in the course of rendering its opinion.

     In providing its opinion, Dain Rauscher Wessels assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Aironet and Cisco (including without limitation the financial statements and related notes of Aironet and Cisco) and certain other publicly available information. Dain Rauscher Wessels did not independently verify this information. Additionally, Dain Rauscher Wessels was not asked to, and did not, consider the possible effects of any litigation, other legal claims or any other contingent matters on its analysis. Dain Rauscher Wessels did not independently evaluate or appraise any of the assets or liabilities of Aironet or Cisco, and was not furnished with any evaluations or appraisals. Dain Rauscher Wessels' opinion is based on conditions existing and information available to Dain Rauscher Wessels on the date of the opinion. Events occurring after the date of the opinion may materially affect the assumptions used in preparing the opinion.

     In reviewing the merger and arriving at its opinion, Dain Rauscher Wessels:

     - reviewed and analyzed the financial terms of the merger agreement;

     - reviewed and analyzed certain publicly available financial data and other data relating to Aironet and Cisco;

     - reviewed and analyzed relevant historical operating data relating to Aironet and Cisco that was available to Dain Rauscher Wessels through published sources and the internal records of Aironet and Cisco;

     - conducted discussions with members of Aironet's senior management regarding Aironet's business prospects and financial outlook;

     - conducted discussions with members of Cisco's senior management regarding Cisco's business and prospects;

     - reviewed the reported prices and trading activity for Cisco common stock and Aironet common stock;

     - compared the financial performance of Cisco and Aironet and the prices of Cisco common stock and Aironet common stock with that of other comparable publicly traded companies and their securities; and

     - reviewed the financial terms, to the extent publicly available, of comparable merger transactions.

     In arriving at its opinion, Dain Rauscher Wessels conducted other analyses and examinations and considered other financial, economic and market criteria that it deemed necessary.

     The following summarizes the financial analyses that Dain Rauscher Wessels performed in delivering its opinion and the information presented to Aironet's board of directors:

  Comparable Company Analysis

     Dain Rauscher Wessels analyzed Aironet's operating performance relative to a group of publicly traded companies that Dain Rauscher Wessels believed to be comparable to Aironet. In its analysis, Dain Rauscher Wessels compared the value to be received by the Aironet stockholders in the merger, expressed as a multiple of selected operating data, to the stock prices of the comparable companies expressed as a multiple of the same operating results. The comparable publicly traded companies selected were:

        Andrew Corporation
        Corsair Communications
        Digital Microwave
        MDSI Mobile Data Solutions
        Netro Corporation
        P-Com, Inc.
        Proxim Corporation
        Symbol Technologies, Inc.

     Although Dain Rauscher Wessels considered these companies to be comparable to Aironet for the analysis, none of the other companies possess characteristics identical to those of Aironet.

     In its comparable company analysis, Dain Rauscher Wessels used an implied value of $44.44 per share of Aironet common stock. This implied value was based on the closing price of Cisco's common stock on November 5, 1999 and an assumed exchange ratio on that date which is lower than the exchange ratio provided in the merger agreement. Using this implied value and market prices and other information regarding the comparable companies as of the same date, Dain Rauscher Wessels calculated the valuation multiples in the table below. These multiples compare the value to be received by Aironet stockholders in the merger to the median of the multiples of operating results realized by the stockholders of the comparable companies. Multiples of future earnings were based on publicly available projected earnings estimates.

                                                               1999      2000
                                                              ------    ------
Aironet price/earnings ratio................................  634.9x    185.2x
Comparable companies' median price/earnings ratio...........   33.8x     27.9x
Aironet market capitalization/revenues ratio................   12.6x     10.1x
Comparable companies, median market capitalization/revenues
  ratio.....................................................    3.0x      2.7x

     As indicated in the table, Aironet stockholders would receive greater value in the merger, in terms of a higher multiple of operating results, than the value being realized by stockholders of the comparable companies.

  Comparable Transactions

     Dain Rauscher Wessels compared multiples of selected financial data and other financial data relating to the merger to multiples paid in, and other financial data from, 19 selected mergers of publicly traded communications companies since 1996.

     The comparable transactions were selected primarily on the aggregate transaction value of the business acquired and the target companies' involvement in the communications industry. None of the target companies involved in these transactions had a business that was directly comparable to Aironet.

     The tables below indicate that the ratio of merger value to revenues and the premium of merger value over market price achieved by Aironet stockholders would be comparable to those realized in the comparable transactions.

                      COMPARISON OF MERGER VALUE/REVENUES

                                                                                COMPARABLE
                                                                               TRANSACTION
                                                                 RANGE        MEDIAN/AIRONET
                                                             -------------    --------------
Comparable merger value/latest 12 month revenues...........  1.0x to 39.7x         8.8x
Aironet merger value/latest 12 month revenues..............       --              12.9x
Comparable merger value/next calendar year revenues........  1.1x to 17.6x         5.6x
Aironet merger value/next calendar year revenues...........       --              10.1x

                COMPARISON OF PREMIUM OF MERGER VALUE PER SHARE
                OVER MARKET PRICE OF THE TARGET COMPANY'S STOCK

                           ONE MONTH PRIOR TO          ONE WEEK PRIOR TO          ONE DAY PRIOR TO
                              ANNOUNCEMENT               ANNOUNCEMENT               ANNOUNCEMENT
                        ------------------------    -----------------------    ----------------------
                             RANGE        MEDIAN        RANGE        MEDIAN        RANGE       MEDIAN
                        ---------------   ------    --------------   ------    -------------   ------
Comparable
  transactions........  -9.2% to 136.6%   43.6%     -6.7% to 72.1%   42.3%     1.2% to 70.1%   29.9%

                           ONE MONTH PRIOR TO          ONE WEEK PRIOR TO          ONE DAY PRIOR TO
                              ANNOUNCEMENT               ANNOUNCEMENT               ANNOUNCEMENT
                        ------------------------    -----------------------    ----------------------
Aironet transaction...           75.1%                       24.3%                      8.4%

  Discounted Cash Flow Analysis

     Dain Rauscher Wessels estimated present values of Aironet using a discounted cash flow analysis. This analysis was based upon financial data and estimates provided by Aironet's management. Dain Rauscher Wessels calculated present values of projected operating cash flows after net changes to working capital over the period between December 31, 2000 and December 31, 2004. Terminal values for the analysis were determined by applying multiples ranging from 25.0x to 35.0x to Aironet's estimated net earnings per share for 2004. Aironet's cash flow streams and terminal values were discounted to present value using discount rates ranging from 17.0% to 22.0%, chosen to reflect different assumptions regarding Aironet's cost of capital. Based on this discounted cash flow analysis, Aironet common stock had an implied equity value of between $23.07 and $36.38 per share. Based upon the closing price of Cisco common stock on November 5, 1999 and the prior exchange ratio, the value to be received by Aironet stockholders in the merger was $44.44 per share.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Considering selected portions of the analyses or the summary set forth above, without considering the analysis and all of the underlying factors considered as a whole, could create an incomplete or misleading view of the processes underlying Dain Rauscher Wessels' opinion. In arriving at its fairness opinion, Dain Rauscher Wessels considered the results of all of the analyses it performed. In view of the wide variety of factors considered in its evaluation of the fairness of the merger consideration, Dain Rauscher Wessels did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No company or transaction used in the above analyses as a comparison is identical to Aironet or Cisco or the proposed merger. Dain Rauscher Wessels' analyses were prepared solely for purposes of providing its opinion to Aironet's board of directors as to the fairness of the merger consideration to Aironet stockholders. Dain Rauscher Wessels' analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested or assumed by such analyses. As described above, Dain Rauscher Wessels' opinion and presentation to the Aironet board was one of the many factors taken into consideration by the Aironet board in making its determination to approve the merger agreement.

     Dain Rauscher Wessels is a nationally recognized investment banking firm and it is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations of corporations. Dain Rauscher Wessels is familiar with Aironet, having acted as a managing underwriter of its initial public offering in 1999. Aironet selected Dain Rauscher Wessels to render the fairness opinion based upon Dain Rauscher Wessels' familiarity with Aironet, its knowledge of the communications industry and its experience in mergers and acquisitions and in securities valuation.

     In the ordinary course of its business, Dain Rauscher Wessels acts as a market maker and broker in the publicly traded securities of Aironet and Cisco and receives customary compensation for these activities. Dain Rauscher Wessels also provides research coverage of Aironet and Cisco securities. In the ordinary course of its business, Dain Rauscher Wessels actively trades for its own account and for the accounts of its customers in the publicly traded securities of Aironet and Cisco. Accordingly, Dain Rauscher Wessels may at any time hold a long or short position in those securities. On occasion, these positions may be material in size relative to the volume of trading activity.

     Aironet engaged Dain Rauscher Wessels pursuant to an engagement letter dated October 29, 1999. Under the terms of the engagement letter, Aironet will pay Dain Rauscher Wessels an opinion fee of $500,000 at the closing of the merger. Aironet has also agreed to pay Dain Rauscher Wessels a transaction fee, estimated to be approximately $5.0 million contingent upon the closing of the merger. The opinion fee will be credited against this transaction fee. Aironet has also agreed to reimburse Dain Rauscher Wessels for its reasonable out-of-pocket expenses and to indemnify Dain Rauscher Wessels against certain liabilities relating to, or arising out of services performed by, Dain Rauscher Wessels in connection with the merger. Dain Rauscher Wessels and Aironet negotiated the terms of the engagement letter at arms' length, and each believes that the terms of the letter are customary for transactions of this nature. Aironet's board of directors was aware of the fee arrangements contained in the engagement letter at the time it approved the merger.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including adoption of the merger agreement by the Aironet stockholders. The merger will become effective upon the filing of a certificate of merger with the State of Delaware.

     We are working towards completing the merger as quickly as possible. We hope to complete the merger by the end of March 2000. Because the merger is subject to government approvals, we cannot predict the exact timing.

STRUCTURE OF THE MERGER AND CONVERSION OF AIRONET COMMON STOCK

     In accordance with the merger agreement and Delaware law, Osprey Acquisition Corporation, a newly-formed, wholly-owned subsidiary of Cisco, will be merged with and into Aironet. As a result of the merger, the separate corporate existence of Osprey Acquisition Corporation will cease and Aironet will survive the merger as a wholly-owned subsidiary of Cisco.

     Upon completion of the merger, each outstanding share of Aironet common stock, other than shares held by Cisco and its subsidiaries, together with the corresponding right to purchase Aironet common stock, pursuant to the Rights Agreement dated June 25, 1999 between Aironet and Harris Trust and Savings Bank, will be canceled and converted into the right to receive 0.63734 shares of Cisco common stock. A corresponding right to purchase shares of Cisco Series A Junior Participating Preferred Stock, no par value, pursuant to the Cisco Rights Agreement dated as of June 10, 1998 between Cisco and Bank Boston, N.A. will accompany each share of Cisco common stock. The number of shares of Cisco common stock issuable in the merger will be proportionately adjusted for any additional future stock split, stock dividend or similar event with respect to Aironet common stock or Cisco common stock effected between the date of the merger agreement and the completion of the merger. In addition, the exchange ratio will be adjusted if Aironet increases the number of shares of its outstanding common stock, other than shares issued upon the exercise of outstanding options and warrants, after November 8, 1999.

     No fractional shares of Cisco common stock will be issued in connection with the merger. In lieu of a fraction of a share of Cisco common stock, you will receive an amount of cash equal to the product of the fraction multiplied by the average closing price for a share of Cisco common stock on the Nasdaq National Market for the last ten trading days ending on the last full trading day prior to the merger.

EXCHANGE OF AIRONET STOCK CERTIFICATES FOR CISCO STOCK CERTIFICATES

     When the merger is completed, the exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your Aironet stock certificates in exchange for Cisco stock certificates. When you deliver your Aironet stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Aironet stock certificates will be canceled and you will receive Cisco stock certificates representing the number of full shares of Cisco common stock to which you are entitled under the merger agreement (and cash in lieu of fractional shares).

               YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR
         EXCHANGE UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND
                        INSTRUCTIONS REFERRED TO ABOVE.

     You are not entitled to receive any dividends or other distributions on Cisco common stock with a record date after the merger is completed until you have surrendered your Aironet stock certificates in exchange for Cisco stock certificates.

     If there is any dividend or other distribution on Cisco common stock with a record date after the merger and a payment date prior to the date you surrender your Aironet stock certificates in exchange for Cisco stock certificates, you will receive it with respect to the whole shares of Cisco common stock issued to you promptly after your Aironet stock certificates are surrendered. If there is any dividend or other distribution on Cisco common stock with a record date after the merger and a payment date after the date you surrender your Aironet stock certificates in exchange for Cisco stock certificates, you will receive it with respect to the whole shares of Cisco common stock issued to you promptly after the payment date.

     Cisco will only issue a Cisco stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Aironet stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

TREATMENT OF AIRONET STOCK OPTION AND STOCK INCENTIVE PLANS

     At the effective time of the merger, each outstanding option to purchase shares of Aironet common stock issued under Aironet's 1999 Stock Option Plan for Non-Employee Directors, Amended and Restated 1996 Stock Option Plan, and 1999 Ominbus Stock Incentive Plan will be assumed by Cisco regardless of whether the options are vested or unvested. Each Aironet stock option, which will be assumed by Cisco, will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to the effective time, except that:

     - each Aironet stock option will be exercisable for shares of Cisco common stock;

     - the number of shares of Cisco common stock issuable upon exercise of any given Aironet option will be determined by multiplying 0.63734 by the number of shares of Aironet common stock underlying the option, rounded down to the nearest whole number; and

     - the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to the effective time by 0.63734, rounded up to the nearest whole cent.

     Cisco has agreed to file a registration statement on Form S-8 covering shares of Cisco common stock issuable upon the exercise of outstanding Aironet options granted to individuals for which a registration statement on From S-8 is available. Cisco also has agreed to file a registration statement on Form S-3 covering shares of Cisco common stock issuable pursuant to outstanding warrants granted to entities or individuals (including entities controlled by Aironet directors which are not eligible for registration on Form S-8) and to keep this registration statement on Form S-3 available for one year.

OTHER PROVISIONS OF THE MERGER AGREEMENT

  Representations and Warranties

     We each made a number of representations and warranties in the merger agreement regarding authority to enter into the merger agreement, and to consummate the other transactions contemplated by the merger agreement and with regard to aspects of our business, financial condition, structure and other facts pertinent to the merger.

     The representations given by Aironet cover the following topics as they relate to Aironet and its subsidiaries:

     - Aironet's organization, qualification to do business and power;

     - Aironet's capitalization;

     - authorization of the merger and the transaction agreements by Aironet;

     - Aironet's filings and reports with the Securities and Exchange
       Commission;

     - Aironet's financial statements;

     - changes in Aironet's business since June 30, 1999;

     - no undisclosed liabilities;

     - litigation involving Aironet;

     - no restrictions on Aironet's business;

     - the possession of and compliance with permits required to conduct Aironet's business;

     - Aironet's title to the properties it owns and leases;

     - intellectual property used and owned by Aironet;

     - environmental laws that apply to Aironet;

     - Aironet's taxes;

     - Aironet's employee benefit plans;

     - the effect of the merger on obligations of Aironet;

     - matters relating to Aironet's employees;

     - Aironet's transactions with interested parties;

     - Aironet's insurance;

     - Aironet's compliance with applicable laws;

     - Aironet's minute books;

     - Aironet's financial advisors;

     - information supplied by Aironet in this proxy statement/prospectus and the related registration statement of Cisco;

     - the vote required of the Aironet stockholders to approve the merger;

     - authorization and recommendation of the merger by the Aironet board of directors;

     - the inapplicability of state anti-takeover statutes to the merger;

     - Aironet's compliance with export control laws;

     - the effect of the Year 2000 on Aironet's business and products; and

     - the treatment of the merger as a tax-free reorganization.

     The representations given by Cisco and Osprey Acquisition Corporation cover the following topics as they relate to Cisco, Osprey Acquisition Corporation and their respective subsidiaries:

     - organization, qualification to do business and power of Cisco and Osprey Acquisition Corporation;

     - capitalization of Cisco and Osprey Acquisition Corporation;

     - authorization of the merger by Cisco and Osprey Acquisition Corporation;

     - Cisco's filings and reports with the Securities and Exchange Commission;

     - Cisco's financial statements;

     - no undisclosed liabilities;

     - litigation involving Cisco;

     - information supplied by Cisco and Osprey Acquisition Corporation in this proxy statement/prospectus and the related registration statement of Cisco; and

     - authorization by Cisco's board of directors.

     This is only a summary. You are urged to carefully read the articles in the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

  Aironet's Conduct of Business Before Completion of the Merger

     Aironet agreed that until the completion of the merger or unless Cisco consents in writing, Aironet and its subsidiaries will pay its taxes and will operate its businesses in the same manner as past practices and in good faith with the goal of:

     - preserving its assets and current business organizations;

     - keeping available the services of its current officers and employees; and

     - maintaining its material contracts and preserving its relationships with:

      - customers;

      - suppliers;

      - distributors;

      - licensors; and

      - licensees and others having business dealings with them.

     Aironet also agreed to promptly notify Cisco of any event which would harm Aironet's or its subsidiaries' business or of any occurrence not in the usual course of business. Aironet also agreed that until the completion of the merger or unless Cisco consents in writing, Aironet and its subsidiaries will conduct their business in compliance with specific restrictions relating to the following:

     - modification of Aironet's certificate of incorporation or bylaws;

     - the issuance of dividends or other distributions;

     - the modification of any stock options;

     - the execution or modification of material contracts;

     - the issuance and redemption of securities, except for limited grants of stock options under Aironet's stock option plans;

     - the transfer of Aironet's intellectual property;

     - the granting of exclusive rights to its products or technology;

     - the disposition of any properties or assets that are material to Aironet's business other than in the ordinary course of business;

     - the incurrence of indebtedness other than in the ordinary course of business;

     - entrance into operating leases over a specified amount;

     - the payment of obligations over a specified amount and other than in the ordinary course of business;

     - capital expenditures over a specified amount and other than in the ordinary course of business;

     - insurance;

     - the waiver or termination of any right of value to Aironet;

     - employees and employee benefits;

     - severance arrangements;

     - commencement of any lawsuit;

     - the acquisition of assets or other entities;

     - tax elections and liabilities other than in the ordinary course of business;

     - notices;

     - the revaluation of Aironet's assets other than in the ordinary course of business;

     - accounting policies and procedures; and

     - Aironet's Year 2000 compliance plan.

     This is only a summary. You are urged to carefully read the article in the merger agreement entitled "Conduct Prior to the Effective Time."

  No Solicitation of Transactions

     Until the merger is completed or the merger agreement is terminated, Aironet has agreed not to directly or indirectly take any of the following actions:

     - solicit, initiate, encourage or agree to any takeover proposal; or

     - engage in negotiations with, or disclose any nonpublic information relating to Aironet or any of its subsidiaries to, or afford access to the properties, books or records of Aironet or any of its subsidiaries to, any person that has advised Aironet that it may be considering making, or that has made, a takeover proposal.

     The Aironet board of directors is not prohibited from taking and disclosing to Aironet's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Additionally, the Aironet board of directors is not prohibited from providing a copy of the non-solicitation provision of the merger agreement to any third party.

     Aironet has agreed to provide Cisco with detailed information about any takeover proposal it receives. However, Aironet may engage in any of these otherwise prohibited acts, other than solicitation, initiation or encouragement of any takeover proposal, if:

     - the Aironet board of directors believes in good faith that a particular proposal concerning an extraordinary transaction of the nature specified in the merger agreement, such as a merger or a sale of significant assets will result in a transaction more favorable than the merger to the Aironet stockholders from a financial point of view; and

     - the Aironet board of directors determines in good faith after advice from outside legal counsel that the failure to engage in the prohibited negotiations or discussions or provide non-public information is inconsistent with the fiduciary duties of the board under applicable law.

     A takeover proposal is:

     - any offer or proposal for a merger or other business combination involving Aironet;

     - the acquisition of 15% or more of the outstanding shares of capital stock of Aironet or any of its subsidiaries; or

     - the sale or transfer of any significant portion of the assets of Aironet or any of its subsidiaries, other than the merger.

  Conditions to the Merger

     Our respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

     - the merger agreement must be approved by the holders of at least 75% of the outstanding shares of Aironet common stock;

     - Cisco's registration statement registering the shares to be exchanged in the merger must be declared effective by the Securities and Exchange Commission;

     - no law, regulation or order must be enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

     - Cisco and Aironet shall have received the opinion of their respective tax counsels that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     - the applicable waiting period under United States antitrust laws must expire or be terminated; and

     - the application with the Nasdaq National Market for the listing of the shares of Cisco common stock to be issued in the merger must be filed.

     Aironet's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - Cisco's and Osprey Acquisition Corporation's representations and warranties must be true and correct when made and as of the closing of the merger;

     - Cisco and Osprey Acquisition Corporation shall have complied in all material respects with all covenants, obligations and conditions of the merger agreement required to be performed and complied with by them; and

     - Aironet shall have been provided with a certificate executed on behalf of Cisco that all representations are true and correct and that all obligations have been fulfilled.

  Termination of the Merger Agreement

     At any time prior to the completion of the merger, the merger agreement may be terminated:

     - by mutual written consent of Cisco and Aironet.

     - by either Cisco or Aironet, if:

      - without fault of the terminating party, the closing shall not have occurred on or before March 31, 2000. (The final date was extended to March 31, 2000 due to the failure of the registration statement relating to the issuance of Cisco shares in the merger to be declared effective in time to permit this closing to occur by February 29, 2000, the original termination date.);

      - any permanent injunction or other order of a court or other competent authority preventing the consummation of the merger shall have become final and nonappealable; or

      - if any required approval of the Aironet stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof.

     - by Cisco, if:

      - Aironet shall have breached any of its representations, warranties or obligations and the breach shall not have been cured within 10 business days of receipt by Aironet of written notice of the breach;

      - the Aironet board of directors shall have withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Cisco or shall have resolved to do any of the foregoing;

      - Aironet shall have solicited, initiated, encouraged or agreed to any takeover proposal or engaged in any negotiations with, or disclosed any nonpublic information relating to Aironet or any of its subsidiaries, or afforded access to the properties, books or records of Aironet to any person that has advised Aironet that it may be considering making, or that has made, a takeover proposal;

      - the Aironet board of directors shall have recommended, endorsed, accepted or agreed to a takeover proposal or has resolved to do so;

      - for any reason Aironet fails to call the special meeting by February 15, 2000 or March 15, 2000 if this proxy statement/prospectus shall not be declared effective by February 15, 2000 under circumstances in which it can be reasonably expected that the final date will be extended because this proxy statement/prospectus shall not be declared effective or the applicable waiting period under the Hart-Scott-Rodino Act shall not be terminated or expired; or

      - if a trigger event (as defined in the merger agreement) or takeover proposal (as defined in the merger agreement) shall have occurred and the board of directors of Aironet in connection therewith, does not within 10 business days of such occurrence:

        - reconfirm its approval and recommendation of the merger agreement and the transactions contemplated thereby; and

        - reject such takeover proposal or trigger event.

      - by Aironet, if Cisco shall breach any of its representations, warranties or obligations and this breach shall not have been cured within 10 business days following receipt by Cisco of written notice of the breach.

  Payment of Fees and Expenses

     Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense except that expenses incurred in connection with printing the proxy statement/prospectus, registration and filing fees incurred in connection with the proxy statement/prospectus and the listing of additional shares and fees, costs and expenses, associated with compliance with applicable state securities laws in connection with the merger shall be shared equally.

     In the event that the merger agreement is terminated because:

     - a trigger event or takeover proposal shall have occurred and the board of directors of Aironet does not within 10 business days of occurrence reconfirm its approval and recommendation of the merger agreement and the transactions contemplated thereby, and reject the takeover proposal or trigger event;

     - Aironet through its, or otherwise by its, officers, directors or advisors or any person authorized by those persons, solicits, initiates, encourages or agrees to a takeover proposal or engages in any negotiations with, or discloses any nonpublic information relating to Aironet or any of its subsidiaries, or affords access to the properties, books or records of Aironet to any person that has advised Aironet that it may be considering making, or that it has made, a takeover proposal in violation of the non-solicitation provisions contained in the merger agreement;

     - the Aironet board of directors shall have recommended, endorsed, accepted or agreed to a takeover proposal or shall have resolved to do so and at the time of the action there shall not exist circumstances giving rise to a material adverse effect on Cisco;

     - the Aironet board of directors shall have withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Cisco or shall have resolved to do any of the foregoing and prior to this withdraw or modification a trigger event or takeover proposal that had not been rejected by Aironet or withdrawn shall have occurred and at the time of that action there does not exist circumstances giving rise to a material adverse effect on Cisco;

     - any required approval of the stockholders of Aironet shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders and prior to the meeting there was a takeover proposal which was not rejected by Aironet and prior to this event a trigger event or takeover proposal that had not been rejected by Aironet or withdrawn shall have occurred and at the time of that action there does not exist circumstances giving rise to a material adverse effect on Cisco;

     - Aironet has breached its representations, warranties or obligations under the reorganization agreement, Aironet has failed to timely call its stockholders' meeting or the merger shall not have been timely consummated and prior to such event a trigger event or takeover proposal that has not been rejected by Aironet or withdrawn shall have occurred;

then Aironet will pay Cisco the termination fee of $25.0 million. In addition, Aironet has agreed that under certain circumstances it shall pay Cisco's out-of-pocket costs and expenses upon termination of the merger agreement and in the event any takeover proposal or trigger event is consummated within six or 12 months (depending on the persons making such takeover proposal or trigger event) of the later of the termination of the merger agreement or payment of Cisco's fees and expenses, Aironet will pay the additional sum of $25.0 million less any expenses previously paid by Aironet to Cisco.

  Extension, Waiver and Amendment of the Merger Agreement

     We may amend the merger agreement before completion of the merger. However, after the Aironet stockholders adopt the merger agreement, no change will be made:

     - to the number of shares of Cisco common stock for which Aironet common stock will be converted;

     - to any term of the certificate of incorporation of Aironet to be effected by the merger; or

     - to any of the terms and conditions of the merger agreement if the change would harm the holders of Cisco common stock or Osprey Acquisition Corporation common stock.

     Either of us may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

RELATED AGREEMENTS

  Stockholder Agreements

     In connection with the merger, Roger J. Murphy, Jr., Telxon Corporation and its subsidiary, Retail Technologies Group, Inc., Telantis Venture Partners V, Inc., the Hood/Meyerson Foundation and Axiom Venture Partners II Limited Partnership have entered into a stockholder agreement with Cisco. The terms of the stockholder agreement provide:

     - that the stockholders will not transfer or sell any shares of Aironet common stock beneficially owned by them, or any new shares of Aironet stock they may acquire, at any time prior to the earlier of the effective time of the merger and the termination of the merger agreement (unless the person to whom the shares are sold agrees to be bound by the stockholder agreement); and

     - that the stockholders will vote all shares of Aironet common stock beneficially owned by them in favor of the approval of the merger agreement.

     The stockholder agreement also required the stockholders to deliver an irrevocable proxy to Cisco. The irrevocable proxy enables Cisco to vote the stockholders' shares to approve the merger. As of the date of this proxy statement/prospectus, the Aironet stockholders who entered into the stockholder agreement collectively held approximately 6,896,039 shares of Aironet common stock which represented approximately 47.9% of the outstanding Aironet common stock. None of the stockholders who are parties to the stockholder agreement was paid additional consideration in connection with the stockholder agreement.

  Employment and Non-Competition Agreements

     Several employees and executive officers, including Roger J. Murphy, Jr., Donald I. Sloan, Ronald B. Willis and Harvey A. Ikeman, as a condition to closing of the merger, are required to enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. These executive officers previously entered into change in control agreements with Aironet, which provided them with severance payment if their employment was terminated within two years of a change in control. These executive officers are required to agree, as a condition to closing of the merger, to waive their rights to severance under their change in control agreements with Aironet. Their change in control agreements will be superceded by their employment agreements with Cisco. The agreement requires the employees to remain with Cisco for a period of two years from the closing of the merger unless Cisco terminates them earlier. If the employee's employment is terminated without cause prior to the two year period, then Cisco will continue to pay the employee's base salary for a certain period as a severance payment up to one year from the date of termination. If the employment is terminated for cause prior to the two year period, then the employee will be paid all salary and benefits through the date of termination of employment, but nothing else.

     For purposes of these severance benefits, "without cause" shall mean the individual's termination for any reason other than: (A) failure to perform the duties of his or her position after receipt of a written warning, (B) misconduct, (C) conviction of a crime other than a traffic offense, (D) any act of fraud against, or the misappropriation of property belonging to Cisco, or (E) material breach of the employment agreement or any confidentiality or proprietary information agreement with Cisco.

     The employment and non-competition agreements require that the employee will not (A) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to the business of Cisco or (B) permit the employee's name to be used in connection with a business which is competitive or substantially similar to the business of Cisco, in each case for a certain period after the merger.

     Cisco has also agreed that, after the merger, Cisco will indemnify each officer and director of Aironet serving as such on the date of the merger agreement as provided in the Delaware General Corporation Law, the Aironet amended and restated certificate of incorporation and the Aironet second amended and restated bylaws, and existing indemnification agreements between Aironet and such officers and directors. Please also see the section entitled "Indemnification and Insurance" on page 37 of this proxy statement/prospectus.

  Stock Option Agreement

     Cisco required Aironet to enter into a stock option agreement as a prerequisite to entering into the merger agreement. The stock option agreement grants Cisco the option to buy up to 2,826,375 shares of Aironet common stock, constituting approximately 19.9% of the outstanding shares of Aironet common stock as of November 8, 1999, at an exercise price, payable in cash, of $48.00 per share.

     The option is intended to increase the likelihood that the merger will be completed. Consequently, aspects of the stock option agreement may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in Aironet or its assets before completion of the merger.

     The stock option agreement is exercisable by Cisco, in whole or in part, at any time or from time to time after the occurrence of an event which would permit termination of the merger agreement and require payment to Cisco of the $25.0 million termination fee or immediately prior to an extraordinary transaction of the nature specified in the merger agreement which obligates Aironet to pay the termination fee. The Cisco option will terminate upon the earlier of:

     - the effective time of the merger;

     - the termination of the merger agreement pursuant to its terms, other than a termination in connection with which Cisco is entitled to the payment of the termination fee or expense reimbursement;

     - 180 days following any termination of the merger agreement in connection with which Cisco is entitled to the payment of the $25.0 million termination fee; or

     - if at the expiration of such 180-day period, the Cisco option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. The Cisco option may not, however, be exercised if Cisco is in material breach of any of its representations, warranties, covenants or agreements contained in the stock option agreement or in the merger agreement.

     Under the terms of the stock option agreement, at any time during which the Cisco option is exercisable, or the repurchase period, Cisco has the right to require Aironet, or any successor entity thereof, to repurchase from Cisco all or any part of the Cisco option, to the extent not previously exercised (the Cisco Put) and Aironet has the right to require Cisco, or any successor entity thereof, to sell to Aironet all or any part of the Cisco option, to the extent not previously exercised (the Aironet Call), at the price set forth in subparagraph (a) below. At any time during which the Cisco option is exercisable, Cisco has the right to require Aironet, or any successor entity thereof, to repurchase from Cisco (the Cisco Put) and Aironet has the right to require Cisco, or any successor entity thereof, to sell to Aironet all or any part of the Cisco option, to the extent not previously exercised (the Aironet
Call), all or any part of the Aironet shares purchased by Cisco pursuant to the Cisco option at the price set forth in subparagraph (b) below:

          (a) The difference between the "market/tender offer price" for shares of Aironet common stock as of the date either party gives notice of its intent to exercise its rights, which is defined as the higher of:

     - the price per share offered as of the notice date pursuant to any tender or exchange offer or other takeover proposal, as defined in the merger agreement, which was made prior to the notice date and not terminated or withdrawn as of the notice date of the exercise of the Cisco Put or the Aironet Call, as the case may be, or the tender price; or

     - the average of the closing prices of shares of Aironet common stock on the Nasdaq National Market for the ten trading days immediately preceding the notice date of the exercise of the Cisco Put or the Aironet Call, as the case may be, and $48.00, multiplied by the number of Aironet shares purchasable pursuant to the stock option agreement, or portion thereof with respect to which either party can exercise this right under the stock option agreement, but only if the market/tender offer price exceeds $48.00.

          (b) The exercise price paid by Cisco for the Aironet shares acquired pursuant to the stock option agreement plus the difference between the market/tender offer price and $48.00, but only if the market/tender offer price exceeds $48.00, multiplied by the number of Aironet shares purchased by Cisco pursuant to the stock option agreement.

     Notwithstanding (a) and (b) above, in no event shall the proceeds payable to Cisco as a result of the Cisco Put or the Aironet Call exceed the sum of (x) $35.0 million, plus (y) $48.00 multiplied by the number of Aironet shares purchased by Cisco pursuant to the stock option agreement minus (z) any amount paid to Cisco by Aironet as a termination fee pursuant to the merger agreement.

     Subsequent to the termination of the merger agreement, Cisco may, by written notice, request that Aironet register under the Securities Act all or any part of the shares of Aironet common stock acquired pursuant to the stock option agreement. Aironet shall use its best efforts to register the unpurchased registrable shares; provided, however, (A) Cisco shall not be entitled to more than an aggregate of two effective registration statements and (B) Aironet will not be required to file any registration statement for a certain period of time when:

     - Aironet is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at that time and, after consultation with legal counsel to Aironet, Aironet determined that the information would have to be disclosed if a registration statement were filed at that time;

     - Aironet is required under the Securities Act to include audited financial statements for any period in the registration statement and such financial statements are not then available for inclusion in the registration statement; or

     - Aironet determines, in its reasonable judgment, that the registration would interfere with any financing, acquisition or other material transaction involving Aironet or any of its affiliates.

OPERATIONS FOLLOWING THE MERGER

     Following the merger, Aironet will continue its operations as a wholly-owned subsidiary of Cisco. Upon consummation of the merger, the members of Aironet's board of directors will be John T. Chambers and Larry R. Carter. The membership of the Cisco board of directors will remain unchanged as a result of the merger. The stockholders of Aironet will become stockholders of Cisco, and their rights as stockholders will be governed by Cisco's articles of incorporation and bylaws and the laws of the State of California.

INDEMNIFICATION AND INSURANCE

     The merger agreement provides that Cisco will, after the completion of the merger, indemnify, defend and hold harmless the present and former officers and directors of Aironet in respect of acts or omissions occurring on or prior to the completion of the merger, in each case to the fullest extent the corporation is permitted under Delaware law, the Aironet amended restated certificate of incorporation or the Aironet second amended and restated bylaws or any indemnification agreement to which Aironet is a party, in each case as in effect on November 8, 1999.

     The merger agreement also provides that, for four years after the completion of the merger, Cisco will either:

     - at all times maintain at least $50.0 million in cash, marketable securities and unrestricted lines of credit to be available to indemnify the present and former officers, directors, employees and agents of Aironet against specified liabilities; or

     - have Aironet maintain for the benefit of Aironet's current directors and officers and other persons covered by Aironet's current directors' and officers' liability insurance with respect to all matters occurring on or prior to the completion of the merger, directors and officers liability insurance on terms substantially equivalent to the Aironet directors' and officers' liability insurance policy in effect on the date of the merger agreement.

INTERESTS OF AIRONET DIRECTORS, OFFICERS AND AFFILIATES IN THE MERGER

     In considering the recommendation of the Aironet board of directors, you should be aware that certain directors and officers of Aironet have interests in the merger which are different from, or in addition to, yours. The Aironet board of directors was aware of these potential conflicts and considered them. These interests include the following:

     - As of December 31, 1999, directors and executive officers of Aironet and their affiliates beneficially owned approximately 32.5% of the outstanding shares of Aironet common stock. Please see "Principal Stockholders of Aironet" for more information.

     - Roger J. Murphy, Jr. will be paid a bonus of $1.0 million, net of all taxes, contingent upon completion of the merger.

     - As of the date of this proxy statement/prospectus, the non-employee directors of Aironet beneficially owned stock options to purchase an aggregate of 130,000 shares of Aironet common stock, 75,000 of which were unvested. Upon completion of the merger, the 75,000 unvested stock options held by the following non-employee directors will accelerate and become fully vested and exercisable as shown below:

                                                    # OF AIRONET OPTION
              NAME                EXERCISE PRICE    SHARES ACCELERATING
              ----                --------------    -------------------
James H. Furneaux...............      $10.50              25,000
Samuel F. McKay.................       10.50              25,000
John W. Paxton, Sr..............       10.50              25,000

       The acceleration of the vesting of options upon the merger or upon termination without cause following the merger, together with any other payment contingent upon or made in connection with the merger may result in "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, Cisco will not be entitled to a tax deduction for the amounts determined to be excess parachute payments. The amount of the lost deduction will depend on the value of the shares at the time of the merger, the number of option shares being accelerated, the portion of Roger Murphy's $1.0 million bonus deemed to be an "excess parachute payment" plus the amount of any payments deemed to be made in connection with the merger.

     - Several employees and executive officers, including Roger J. Murphy, Jr., Donald I. Sloan, Ronald B. Willis and Harvey A. Ikeman, as a condition to closing of the merger, are required to enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. These executive officers previously entered into change in control agreements with Aironet, which provided them with severance payment if their employment was terminated within two years of a change in control. These executive officers are required to agree, as a condition to closing of the merger, to waive their rights to severance under their change in control agreements with Aironet, and their change in control agreements will be superceded by their employment agreements with Cisco. Please see summary of the terms of their employment agreements in the section of this proxy statement/prospectus entitled "Employment and Non-Competition Agreements" under "The Merger and Related Transactions -- Related Agreements."

     - The merger agreement provides that Cisco will indemnify, from and after the effective time, and will cause Aironet to indemnify the present and former officers, directors and employees and agents of Aironet in respect of acts or omissions occurring on or prior to the effective time, in each case to the fullest extent the corporation is permitted under Delaware law, the Aironet amended restated certificate of incorporation or the Aironet second amended and restated bylaws or any indemnification agreement to which Aironet is a party, in each case as in effect on the date of the merger agreement. Please see the section above entitled "Indemnification and Insurance."

ANTITRUST APPROVAL

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 which prevents some transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods end or expire. The applicable waiting periods expired at 5:00 p.m. on December 23, 1999. The requirements of Hart-Scott-Rodino will be satisfied if the merger is completed within one year from the termination of the waiting period.

     However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

     In addition, Cisco and Aironet may need to obtain approval for the merger in foreign jurisdictions depending upon the extent that Aironet conducts business in these jurisdictions and the statutory requirements of each of these jurisdictions.

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes the material federal income tax considerations relevant to the exchange of shares of Aironet common stock for Cisco common stock pursuant to the merger that are generally applicable to holders of Aironet common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Aironet stockholders as described herein.

     Aironet stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Aironet stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Internal Revenue Code, who are foreign persons, who do not hold their Aironet common stock as capital assets or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of Aironet common stock are acquired or shares of Cisco common stock are disposed of, the tax consequences of the assumption by Cisco of the outstanding Aironet stock options or the tax consequences of the receipt of rights to acquire Cisco common stock. Accordingly, AIRONET STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

     The merger is intended to constitute a reorganization within the meaning of the Internal Revenue Code. If the merger does qualify as a reorganization, then, subject to the limitations and qualifications referred to herein, the merger will generally result in the following federal income tax consequences to the Aironet stockholders:

     - No gain or loss will be recognized by holders of Aironet common stock solely upon their receipt of Cisco common stock in exchange for Aironet common stock in the merger (except to the extent of cash received in lieu of a fractional share of Cisco common stock).

     - The aggregate tax basis of the Cisco common stock received by Aironet stockholders in the merger (reduced by any tax basis attributable to fractional shares deemed to be disposed of) will be the same as the aggregate tax basis of the Aironet common stock surrendered in exchange therefor.

     - The holding period of the Cisco common stock received by each Aironet stockholder in the merger will include the period for which the Aironet common stock surrendered in exchange therefor was considered to be held, provided that the Aironet common stock so surrendered is held as a capital asset at the time of the merger.

     - Cash payments received by holders of Aironet common stock in lieu of a fractional share will be treated as if the fractional share of Cisco common stock had been issued in the merger and then redeemed by Cisco. An Aironet stockholder receiving cash payments will recognize gain or loss, upon payment, measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

     The parties are not requesting and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger. The consummation of the merger is conditioned on the receipt by Cisco of an opinion from Brobeck, Phleger & Harrison LLP and the receipt by Aironet of opinions from Goodman Weiss Miller LLP and Day, Berry & Howard LLP to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code.

     Aironet stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinions will be subject to certain assumptions and qualifications, including the truth and accuracy of certain representations made by Cisco, Aironet and Osprey Acquisition Corporation.

     A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Aironet stockholders recognizing taxable gain or loss with respect to each share of common stock of Aironet surrendered equal to the difference between the stockholder's basis in the share and the fair market value, as of the merger, of the Cisco common stock received in exchange therefor. In this event, a stockholder's aggregate basis in the Cisco common stock so received would equal its fair market value, and the stockholder's capital gains holding period for such stock would begin the day after the merger.

ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" for financial accounting purposes in accordance with generally accepted accounting principles. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of the purchase price over the amounts so allocated will be allocated to goodwill.

NO DISSENTERS' OR APPRAISAL RIGHTS

     You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF AIRONET AND CISCO

     The shares of Cisco common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of Cisco common stock issued to any person who is deemed to be an affiliate of either of us at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either of us and may include some of our officers and directors, as well as our principal stockholders. Affiliates may not sell their shares of Cisco common stock acquired in connection with the merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - another applicable exemption under the Securities Act.

     Cisco's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Cisco common stock to be received by affiliates in the merger.

                       SELECTED FINANCIAL DATA OF AIRONET

     The following table highlights selected financial information of Aironet but does not necessarily include all of the financial information that is important to you. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Aironet's consolidated financial statements and the notes to those statements, all of which appear later in this proxy statement/prospectus. Aironet derives the data for the annual periods presented from Aironet's consolidated financial statements audited by PricewaterhouseCoopers LLP. Aironet's historical results are not necessarily indicative of Aironet's operating results to be expected in the future.

                                                                                         SIX MONTHS ENDED
                                                 FISCAL YEAR ENDED MARCH 31,                 SEPT. 30,
                                       -----------------------------------------------   -----------------
                                        1995      1996      1997      1998      1999      1998      1999
                                       -------   -------   -------   -------   -------   -------   -------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
Revenues:
  Non-affiliates.....................  $ 2,637   $ 5,456   $14,484   $20,249   $28,303   $11,211   $19,763
  Affiliate product..................   30,539    38,867    46,844    19,104     9,529     3,904     4,724
  Affiliate royalty..................       --        --        --     5,781     7,421     4,341     2,890
                                       -------   -------   -------   -------   -------   -------   -------
    Total revenues...................   33,176    44,323    61,328    45,134    45,253    19,456    27,377
                                       -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
  Non-affiliate......................    1,960     2,957     8,388    11,714    18,594     7,449    11,097
  Affiliates.........................   21,639    30,945    37,073    14,587     7,784     3,286     3,570
                                       -------   -------   -------   -------   -------   -------   -------
    Total cost of revenues...........   23,599    33,902    45,461    26,301    26,378    10,735    14,667
                                       -------   -------   -------   -------   -------   -------   -------
Gross profit:
  Non-affiliate......................      677     2,499     6,096     8,535     9,709     3,762     8,666
  Affiliate product..................    8,900     7,922     9,771     4,517     1,745       618     1,154
  Affiliate royalty..................       --        --        --     5,781     7,421     4,341     2,890
                                       -------   -------   -------   -------   -------   -------   -------
    Total gross profit...............    9,577    10,421    15,867    18,833    18,875     8,721    12,710
                                       -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing................      990     1,358     3,084     4,470     6,654     2,756     4,791
  Research and development...........    4,897     5,982     5,311     5,683     6,582     3,151     3,516
  General and administrative.........    1,850     2,444     3,547     3,304     5,486     1,998     1,848
  Goodwill amortization..............      866       866       866       866       866       432       432
                                       -------   -------   -------   -------   -------   -------   -------
    Total operating expenses.........    8,603    10,650    12,808    14,323    19,588     8,337    10,587
                                       -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations........      974      (229)    3,059     4,510      (713)      384     2,123
Interest expense (income), net.......      (26)      (42)      130        46       (27)      (10)     (389)
                                       -------   -------   -------   -------   -------   -------   -------
Income (loss) before income taxes....    1,000      (187)    2,929     4,464      (686)      394     2,512
Provisions for income taxes..........    2,580     2,196     2,040     1,963       391       540     1,089
                                       -------   -------   -------   -------   -------   -------   -------
  Net income (loss)..................  $(1,580)  $(2,383)  $   889   $ 2,501   $(1,077)  $  (146)  $ 1,423
                                       -------   -------   -------   -------   -------   -------   -------
Net income (loss) per common share:
  Basic..............................  $ (0.20)  $ (0.29)  $  0.11   $  0.31   $ (0.12)  $ (0.02)  $  0.13
                                       =======   =======   =======   =======   =======   =======   =======
  Diluted............................  $ (0.20)  $ (0.29)  $  0.11   $  0.30   $ (0.12)  $ (0.02)  $  0.12
                                       =======   =======   =======   =======   =======   =======   =======
Weighted average shares used in
  calculating net income (loss) per
  share:
  Basic..............................    8,085     8,085     8,085     8,123     9,325     9,277    10,838
  Diluted............................    8,085     8,085     8,085     8,319     9,325     9,277    12,051

     The following table presents Aironet's summary consolidated balance sheet.

                                                        AS OF MARCH 31,
                                      ---------------------------------------------------    AS OF SEPT. 30,
                                       1995       1996       1997       1998       1999           1999
                                      -------    -------    -------    -------    -------    ---------------
                                                        (IN THOUSANDS)                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........  $   620    $   198    $ 1,609    $ 2,864    $ 6,137        $48,008
Working capital (deficit)...........      802     (2,233)    (2,951)     4,321     10,512         54,224
Total assets........................   30,106     25,824     19,201     23,633     27,198         71,294
Total long-term liabilities.........       --        119         71         --      2,500             --
Total stockholders' equity..........   11,004      8,620      5,102     11,598     14,597         60,603

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF AIRONET

     The following discussion contains forward-looking statements, including discussions of trends in Aironet's business, strategy, liquidity and capital expenditures, the terms and conditions under which components will be acquired, its ability to obtain credit and service debt, competitive pressures in the wireless local area networking industry, changing interest rates, Year 2000 readiness and regulatory matters and general economic conditions. Aironet's actual results may differ materially from those suggested by the forward-looking statements for various reasons. The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes appearing later in this prospectus.

RESULTS OF OPERATIONS

THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 1998

 Revenues

     Total Revenues. Total revenues increased 50% from $10.0 million in the three months ended September 30, 1998 to $15.0 million in the three months ended September 30, 1999, and increased 41% from $19.5 million in the six months ended September 30, 1998 to $27.4 million in the six months ended September 30, 1999. These increases resulted primarily from increased sales of high speed (11Mbps) and IEEE 802.11 products to Aironet's non-affiliate customers.

     During the three months ended September 30, 1999, Aironet derived 21% of its total revenues from sales to customers outside the United States, compared to 23% of its total revenues in the three months ended September 30, 1998. International revenues grew 33% from $2.3 million in the three months ended September 30, 1998 to $3.1 million in the three months ended September 30, 1999. During the six months ended September 30, 1999, Aironet derived 24% of its total revenues from sales to customers outside the United States, compared to 22% of its total revenues in the six months ended September 30, 1998. International revenues grew 54% from $4.3 million in the six months ended September 30, 1998 to $6.7 million in the six months ended September 30, 1999.

     These increases were due primarily to increased sales of high speed and IEEE 802.11 based products. Aironet's foreign sales are made in U.S. dollars, and therefore the adoption of the Euro as an European currency should not have a direct impact on its foreign exchange.

     Non-affiliate. Non-affiliate revenues grew 104% from $5.0 million in the three months ended September 30, 1998 to $10.3 million in the three months ended September 30, 1999, and 76% from $11.2 million in the six months ended September 30, 1999 to $19.8 million for the six months ended September 30, 1999. Increased non-affiliate revenues resulted from the continued success of Aironet's new high speed (11Mbps) 4800 Turbo DS in-building wireless LAN product line and the BR500 building-to-building product line. As a percentage of total revenues, non-affiliate revenues increased from 51% in the three months ended September 30, 1998 to 69% in the three months ended September 30, 1999 and from 58% to 72% in the comparable six month periods. This increase was the result of higher non-affiliate sales and lower revenues from Aironet's affiliate.

     Affiliate. Affiliate revenues are derived from Telxon Corporation and consist of product and royalty revenues. As a percentage of total revenues, affiliate revenues decreased from 76% in fiscal year 1997 to 55% in fiscal year 1998 and 37% in fiscal year 1999. Affiliate revenues as a percentage of total revenues were 31% during the three months ended September 30, 1999 compared to 49% for the three months ended September 30, 1998 and 24% for the three months ended June 30, 1999. For the comparable six-

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

month periods, the percentage declined from 42% to 28%. This continued decrease was due in large part to a significant increase in product sales to non-affiliate customers and reflects the market acceptance of Aironet's newer, high speed and standards-compliant products and growth of its customer base. This decrease was also due in part to a decrease in affiliate royalty revenue, offset in part by an increase in affiliate product revenue.

     Affiliate Product. Product revenues from Telxon increased 31% from $2.5 million in the three months ended September 30, 1998 to $3.2 million in the three months ended September 30, 1999 and increased 21% from $11.2 million to $19.8 million for the comparable six month periods. This increase was primarily due to increased sales to Telxon of IEEE 802.11-based product lines: 4800 Turbo DS series, 4500 series and 3500 series.

     Affiliate Royalty. Royalty revenues from Telxon decreased 41% from $2.5 million in the three months ended September 30, 1998 to $1.4 million in the three months ended September 30, 1999 and decreased 33% from $4.3 million to $2.9 million for the comparable six month period. In the fiscal quarter ended March 31, 1999, the License, Rights and Supply Agreement with Telxon was amended to provide for a decreasing fixed royalty, instead of a per unit royalty. The fixed royalty permits Aironet to recognize affiliate royalty income on a straight-line basis and resulted in lower royalty revenue in the three month and six-month periods ended September 30, 1999 compared to the three months and six months ended September 30, 1998.

 Gross Profit

     Total Gross Profit. Gross profit is derived by subtracting the cost of revenues from revenues. The cost of revenues consists of expenses to purchase fabricated components and subassemblies manufactured to meet Aironet's design specifications, salaries and employee benefits for personnel to inspect, assemble, configure and test products and to manage operations and related overheads. Aironet's total gross profit increased 55% from $4.4 million in the three months ended September 30, 1998 to $6.8 million in the three months ended September 30, 1999, and increased 46% from $8.7 million for the six month period ended September 30, 1998 to $12.7 million for the six month period ended September 30, 1999.

     Non-affiliate. Non-affiliate gross profit as a percentage of revenue increased to 44% in the three months ended September 30, 1999 from 30% in the three months ended September 30, 1998. For the six months ended September 30, 1999, non-affiliate gross profit percentage was 44% as compared to 34% for the six months ended September 30, 1998. These increases resulted primarily from the success of Aironet's new high speed BR500 building-to-building product lines and the 4800 Turbo DS in-building wireless LAN product line as well as cost reductions on its other 802.11 compliant products.

     Affiliate Product. Affiliate gross profit as a percentage of revenue increased to 25% in the three months ended September 30, 1999 from 16% in the three months ended September 30, 1998. For the six months ended September 30, 1999, non-affiliate gross profit percentage was 24% as compared to 16% for the six months ended September 30, 1998. This was primarily due to changes in product mix.

     Affiliate Royalty. Each dollar of royalty revenues results in an equivalent gross profit because there is a de minimus cost of revenues associated with royalties. Royalty gross profit decreased 41% from $2.5 million in the three months ended September 30, 1998 to $1.4 million in the three months ended September 30, 1999 and decreased 33% from $4.3 million in the six months ended September 30, 1998 to $2.9 million for the six months ended September 30, 1999. In the fiscal quarter ended March 31, 1999, the License, Rights and Supply Agreement with Telxon was amended to recognize royalty income on a straight-line basis instead of a per unit basis. This resulted in lower royalty gross profit in the

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

three-month and six-month periods ended September 30, 1999 compared to the three-month and six-month periods ended September 30, 1998.

 Operating Expenses

     Sales and Marketing. Aironet's sales and marketing expenses consist primarily of sales and marketing salaries, sales commissions, bad debt allowance, product advertising and promotion, travel and facility occupancy costs. Aironet's sales and marketing expenses increased 91% from $1.3 million in the three months ended September 30, 1998 to $2.4 million in the three months ended September 30, 1999, and increased 74% from $2.8 million in the six months ended September 30, 1998 to $4.8 million in the six months ended September 30, 1999. This increase was primarily due to increases in headcount and associated expenses along with increased emphasis on its value-added reseller program. As a percentage of total revenues, sales and marketing expenses increased from 13% in the three months ended September 30, 1998 to 16% in the three months ended September 30, 1999 and increased from 14% in the six months ended September 30, 1998 to 18% for the six months ended September 30, 1999. Aironet expects that sales and marketing expenses will increase in absolute dollars as it expands its branding program and further develops its sales channels, but will vary from quarter to quarter due to timing of trade shows, advertising programs and product launches during the year.

     Research and Development. Aironet's research and development expenses consist primarily of salaries and employee benefits to Aironet's technical employees who develop its products, as well as costs for prototype development, operating supplies, depreciation of equipment and amortization of software utilized in research and development efforts. Research and development expenses increased 15% from $1.5 million in the three months ended September 30, 1998 to $1.8 million in the three months ended September 30, 1999 and increased 12% from $3.2 million in the six months ended September 30, 1998 to $3.5 million for the six months ended September 30, 1999. This increase resulted primarily from increases in engineering headcount. As a percentage of total revenues, research and development expenses decreased from 15% in the three months ended September 30, 1998 to 12% in the three months ended September 30, 1999 and from 16% for the six months ended September 30, 1998 to 13% for the six months ended September 30, 1999. Aironet expects that research and development expenses will increase in absolute dollars as it expands its offering of high speed networking solutions.

     General and Administrative. Aironet's general and administrative expenses consist primarily of administrative salaries and wages, employee benefits and incentives, legal, audit and occupancy expenses. Aironet's general and administrative expenses increased 19% from $0.9 million in the three months ended September 30, 1998 to $1.1 million in the three months ended September 30, 1999. Approximately half of the increase over the prior year related to incremental expenses related to being a public company in the current year along with increases in headcount. Aironet's general and administrative expenses decreased 8% from $2.0 million for the six month period ended September 30, 1998 to $1.8 million for the six month period ended September 30, 1999. Included in the six month period ended September 30, 1998 is $0.8 million of non-cash compensation expense while there is only $0.2 million of non-cash compensation expense included in the six month period ending September 30, 1999. After consideration of this impact, general and administrative expenses increased $0.4 million. Approximately half of this increase is due to new hires while the rest is due to required insurance expense and other expenses related to being a public company in the current year.

 Provision for Income Taxes

     Aironet's effective income tax rate of 137% exceeded the statutory rate for the three months ended September 30, 1998 primarily due to various permanent items such as goodwill, state taxes, foreign rate differential, and non-deductible compensation expense resulting from the exercise of specific stock options paid for by a note to Aironet in February 1998. Aironet's effective income tax rate for the three months ended September 30, 1999 was 41% which exceeded the statutory rate primarily due to various permanent items such as goodwill, state taxes, and the foreign rate differential.

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

 Revenues

     Non-affiliate. Non-affiliate revenues grew 40% from $20.2 million in fiscal year 1998 to $28.3 million in fiscal year 1999. Gains in non-affiliate revenues resulted from an increase in unit shipments to customers of Aironet's new IEEE
802.11 compliant products and not price increases on those or older, legacy products. International revenues grew 97% from $6.8 million in fiscal year 1998 to $13.4 million in fiscal year 1999, due primarily to a $5.5 million sale made to Aironet's Japanese distributor in connection with a large OEM contract. As a percentage of total revenues, non-affiliate revenues increased from 45% in fiscal year 1998 to 63% in fiscal year 1999 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 50% from $19.1 million in fiscal year 1998 to $9.5 million in fiscal year 1999. In the fiscal quarter ended September 1997, Telxon began to pay Aironet royalties for the right to manufacture and sell legacy products. As a result, in fiscal year 1999, 62% of the total unit demand was recognized as royalty revenues and not as product sales. This resulted in a decrease in Aironet's total product revenues for that period.

     Affiliate Royalty. Telxon royalty payments grew 28% from $5.8 million in fiscal year 1998 to $7.4 million in fiscal year 1999, due primarily to the payment of royalties for 12 months in fiscal year 1999 and eight months in fiscal year 1998.

     Total Revenues. Total revenues increased less than 1%, from $45.1 million in fiscal year 1998 to $45.3 million in fiscal year 1999.

 Gross Profit

     Non-affiliate. Non-affiliate gross profit of $9.7 million increased 14% from the $8.5 million reported in fiscal year 1998. In the fiscal quarter ended March 31, 1998, Aironet began to ship new generation IEEE 802.11 compliant products to customers. During this start-up period, Aironet incurred increased costs primarily in supplier start-up fees and rework charges totaling $0.4 million. This added cost, together with lower margin sales to three large volume customers which reduced gross profit by $1.2 million and other expenses, offset gains in gross profit resulting from increased unit shipments. As a result, Aironet's gross margin from non-affiliates decreased from 42% in fiscal year 1998 to 34% in fiscal year 1999.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 62% from $4.5 million in fiscal year 1998 to $1.7 million in fiscal year 1999. This decrease resulted from Aironet's agreement with Telxon, under which Telxon began to pay Aironet royalties for the right to manufacture its legacy products and ceased purchasing those products from Aironet. This change and Telxon's purchases of Aironet's new generation IEEE 802.11 compliant products with associated higher start-up costs, reduced Aironet's gross margin from Telxon sales from 24% in fiscal year 1998 to 18% in fiscal year 1999.

     Affiliate Royalty. Royalty gross profit grew 30% from $5.7 million in fiscal year 1998 to $7.4 million in fiscal year 1999, due to the increase of Telxon's licensed production of products

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

previously purchased from Aironet. The expenses relating to technology transfer and training were expensed as incurred.

     Total Gross Profit. Aironet's total gross profit did not change significantly from $18.8 million in fiscal year 1998 to $18.9 million in fiscal year 1999. Its gross margin was 42% in both fiscal year 1998 and fiscal year 1999.

 Operating Expenses

     Sales and Marketing. Aironet's sales and marketing expenses increased 49% from $4.5 million in fiscal year 1998 to $6.7 million in fiscal year 1999. This increase resulted primarily from a $0.5 million addition to sales and marketing, management and staff, $0.5 million in higher commissions commensurate with higher sales to resellers and $0.7 million in expanded promotional programs. This increase was partially offset by a $0.3 million reduction in expenditures for outside services and a $0.1 million reduction in operating supplies. As a percentage of total revenues, sales and marketing expenses increased from 10% in fiscal year 1998 to 15% in fiscal year 1999.

     Research and Development. Aironet's research and development expenses increased 16% from $5.7 million in fiscal year 1998 to $6.6 million in fiscal year 1999. This increase resulted primarily from $0.7 million in additions to engineering personnel and related expenses supporting an expanded new product development program, as well as a $0.3 million increase in prototype development and a $0.2 million increase in occupancy costs. This increase was offset by a $0.3 million decrease in outside services. As a percentage of total revenues, research and development expenses increased from 13% in fiscal year 1998 to 15% in fiscal year 1999.

     General and Administrative. Aironet's general and administrative expenses increased 67% from $3.3 million in fiscal year 1998 to $5.5 million in fiscal year 1999. This increase primarily resulted from $1.1 million in non-cash compensation expense relating to a loan provided to an officer to exercise stock options and $1.9 million in non-cash compensation expense relating to a March 1999 amendment to the vesting provisions of Aironet's 1996 Stock Option Plan. This increase was partially offset by $0.3 million in cost reductions relating to the consolidation of Aironet's Canadian operations and administrative functions to its Akron, Ohio facilities and reduction in facility occupancy and support costs. Aironet relocated the manufacture of selected PC Card adapters and assembled printed circuit boards from a contract manufacturer in Canada to a contract manufacturer with facilities located in Asia. Aironet began to order components from the Asian factory in the first quarter of fiscal year 2000, and from that time the majority of its orders have been with the Asian factory. Aironet may not use inventory held by the Canadian contract manufacturer, and costs associated with that inventory were charged as a period cost, and resulted in an increase of $65,000 in its obsolescence reserve. Aironet has incurred nominal start up charges for tooling and travel in connection with ramping up orders in Asia.

 Provision For Income Taxes

     Aironet's effective income tax rate exceeded the statutory rate in fiscal year 1998 primarily because amortization of goodwill incurred in the acquisition of its Canadian subsidiary Aironet Canada Limited is non-deductible, a portion of its income paid to Aironet Canada Limited under an inter-company license agreement is subject to a higher Canadian tax rate and compensation expense resulting from the exercise of specific stock options paid for by a note to Aironet in February 1998, is non-deductible. Aironet's tax rate was negatively impacted in fiscal year 1999 by the tax impact of its non-deductible stock compensation expense of $1.1 million along with its non-deductible goodwill, $0.9 million.

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

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

 Revenues

     Non-affiliate. Non-affiliate revenues grew 39% from $14.5 million in fiscal year 1997 to $20.2 million in fiscal year 1998. Gains in non-affiliate revenues resulted from increases in unit shipments to existing and new customers. As a percentage of total revenues, non-affiliate revenues increased from 24% in fiscal year 1997 to 45% in fiscal year 1998 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 59% from $46.8 million in fiscal year 1997 to $19.1 million in fiscal year 1998. This resulted from Aironet's licensing agreement with Telxon.

     Affiliate Royalty. Telxon royalty revenues totaled $5.8 million in fiscal year 1998, while none were earned in fiscal year 1997, a period prior to Aironet's licensing agreement.

     Total Revenues. Aironet's total revenues decreased 26%, from $61.3 million in fiscal year 1997 to $45.1 million in fiscal year 1998.

 Gross Profit

     Non-affiliate. Non-affiliate gross profit increased 40% from $6.1 million in fiscal year 1997 to $8.5 million in fiscal year 1998 due to increased unit shipments to non-affiliate customers. Aironet's non-affiliate gross margin remained constant at 42% of non-affiliate revenues.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 54% from $9.8 million in fiscal year 1997 to $4.5 million in fiscal year 1998, as a result of Aironet's licensing agreement with Telxon. Aironet's gross margin from Telxon sales increased from 21% in fiscal year 1997 to 24% in fiscal year 1998 due primarily to changes in product mix.

     Affiliate Royalty. Affiliate royalty gross profit totaled $5.8 million, as compared to no royalty gross profit in fiscal year 1997.

     Total Gross Profit. Aironet's total gross profit increased 18% from $15.9 million in fiscal year 1997 to $18.8 million in fiscal year 1998. Its total gross margin increased from 26% in fiscal year 1997 to 42% in fiscal year 1998.

 Operating Expenses

     Sales and Marketing. Aironet's sales and marketing expenses increased 45% from $3.1 million in fiscal year 1997 to $4.5 million in fiscal year 1998. This increase primarily resulted from an increase in sales and marketing hiring, salaries and wages and relocation expenses of $0.8 million, an increase in outside services of $0.5 million, and an increase in advertising of $0.1 million, as Aironet grew its sales organization to support expanding sales to non-affiliates. This increase was partially offset by a $0.1 million reduction in expenditures for public relations services, a $0.1 million reduction in collateral materials and a $0.1 million reduction in bad debt allowance and commissions.

     Research and Development. Aironet's research and development expenses increased 7% from $5.3 million in fiscal year 1997 to $5.7 million in fiscal year 1998. This increase primarily related to increases in prototype development expenses of $0.1 million and added equipment rental of $0.1 million, engineering salaries and related expenses of $0.2 million and depreciation of equipment and amortization of software utilized in research and development efforts of $0.2 million. This increase was partially offset by a $0.1 million reduction in Aironet's spending on parts and supplies utilized in its product development programs.

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

     General and Administrative. Aironet's general and administrative expenses decreased 7% from $3.5 million in fiscal year 1997 to $3.3 million in fiscal year 1998. This decrease primarily resulted from a $0.3 million decrease in general and administrative salaries and wages and a $0.2 million decrease in outside services, as Aironet completed the consolidation of its Canadian operations and administrative functions at its Akron, Ohio facilities. This decrease was partially offset by a $0.3 million increase in facility related occupancy expenses in Akron. In December 1996, Aironet's executive management adopted the Canadian restructuring plan. The purpose of the restructuring was to consolidate its operations in the Akron, Ohio area. This consolidation has improved its control over manufacturing and operations. The plan identified 48 specific employees to be terminated, consisting of seven general and administrative employees, two engineering employees and 39 manufacturing employees. All of these employees were terminated with the exception of one manufacturing employee who was transferred to Aironet's facility in the United States. Actual termination dates varied from May 1997 to September 1997. Aironet took a $500,000 restructuring charge in fiscal 1997, of which $415,000 was severance and $85,000 was rent, which was estimated to cover the period subsequent to closing. Of the $500,000 restructuring charge, $150,000 was charged to general and administrative expenses, $50,000 to engineering and $300,000 to manufacturing. Aironet has actually paid $391,000 from June 1997 through October 1997, and $20,000 is owed to one employee but will not be paid until instructed otherwise by Revenue Canada which is in a dispute with the employee. All rent obligations were settled by February 1998 for payments aggregating $65,000. The restructuring was substantially complete in the first quarter of fiscal year 1998.

Provision for Income Taxes

     Aironet's effective income tax rate was 44% for the fiscal year ended March 31, 1998, compared to 70% for the fiscal year ended March 31, 1997. This decrease in effective rate was primarily the result of a $1.1 million intra-company dividend from its Canadian subsidiaries in the fiscal year ended March 31, 1997, which increased its tax provision by $0.4 million due to Canadian tax withholdings. Also contributing to the decrease was the relocation of its Canadian operations to Akron, Ohio in the fiscal year ended March 31, 1998, with a resulting shift in taxable income from Canada to the United States, with its lower corporate tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, Aironet's deposits were approximately $47.5 million, which represents approximately $44.0 million from its aggregate net proceeds from its recent initial public offering and approximately $3.5 million from cash on hand. Aironet believes that the proceeds of the offering, cash and cash equivalents balances generated from operations and its existing line of credit will be sufficient to meet its operating and capital expenditure requirements for at least the next 12 months. To the extent necessary, Aironet may also satisfy capital needs through bank borrowings and capital leases if these sources are available on satisfactory terms. Aironet may also from time to time consider the acquisition of complementary technologies, although it has no present commitments or agreements with respect to any specific acquisitions. Any specific acquisitions could be of a size that would require Aironet to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that these funds, if required, would be available on terms acceptable to Aironet, if at all.

     As of December 31, 1999, Aironet had no outstanding debt.

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

YEAR 2000 DISCLOSURE

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates for 20th century dates due to two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to Year 2000 was effective to prevent any problems.

     Aironet has not experienced any Year 2000 issues through the date of this proxy statement/ prospectus. Other than the costs of Aironet's assessment and correction efforts prior to January 1, 2000, Aironet has not incurred any additional costs related to Year 2000 issues. However, computer experts have warned that there may still be residual consequences of the change in centuries. Any problems that may arise in the future from Year 2000 issues could result in a decease in sales of Aironet's products, an increase in allocation of resources to address Year 2000 problems of Aironet's customers without additional revenue commensurate with such dedication of resources or an increase in litigation costs relating to losses suffered by Aironet's customers due to any Year 2000 problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Aironet is exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. Aironet is experiencing increases in its sales into foreign markets of products manufactured in the United States. Foreign currency fluctuations could effect the price competitiveness and margins of foreign sales. Aironet has not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Aironet's foreign currency exposures were immaterial at September 30, 1999.

     Aironet's exposure to interest rate changes also results from investment of funds in excess of current operating requirements. It invests its funds in short-term, interest-bearing, investment grade securities. Its interest income is sensitive to changes in the general level of U.S. interest rates. Due to the nature of Aironet's short-term investments, it has concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

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

                              BUSINESS OF AIRONET

OVERVIEW

     Aironet designs, develops and markets high speed, standards-based wireless local area networking solutions. Aironet's products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. Each of its product families is designed around its Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing. Its wireless LAN solutions are used as extensions to existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. In addition, its LAN adapters can be configured as peer-to-peer wireless networks for providing shared access to files, peripherals and the Internet in small office/home office environments.

     Aironet offers comprehensive wireless LAN solutions to its customers through a broad product portfolio, including PC Cards, PCI and ISA network interface cards, access points, and network management and driver software. As a major contributor to, and proponent of the IEEE 802.11 industry standard for wireless LANs, Aironet has designed its primary products to interoperate with other standards-based products. Its IEEE 802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and use either its Direct Sequence or Frequency Hopping spread spectrum radio technology. As a result, Aironet is able to offer its customers the wireless LAN solution best suited to their specific environment and applications.

     In December 1998, Aironet introduced and began shipping its high speed wireless LAN solution, the 4800 Turbo DS series, featuring a maximum data rate of 11 Mbps. This product line provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging applications such as streaming video and Voice-over-IP. The 4800 Turbo DS series utilizes 2.4 GHz Direct Sequence spread spectrum radio technology and is designed to comply with the proposed IEEE 802.11b High Rate Direct Sequence extension to the industry's IEEE 802.11 wireless LAN standard.

     Aironet also develops and markets point-to-point and point-to-multipoint bridge products for fixed wireless networking between buildings. Transmitting data at rates up to 11 Mbps over line-of-site distances measured in miles, its wireless bridge products provide users with a cost effective alternative to leased wirelines for high speed network and Internet access. Aironet's wireless bridges utilize Direct Sequence spread spectrum radio technology and operate in the unlicensed 2.4 GHz radio frequency band.

     Aironet sells its wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs.

NETWORK CONFIGURATIONS

     Aironet's wireless LANs provide the functionality of wired LANs and can be implemented as stand alone, peer-to-peer networks or as extensions to existing wired enterprise networks. Its wireless LAN products allow users to install or re-deploy PCs, handheld devices and peripherals anywhere in-building or on a campus.

     The simplest wireless LAN configuration is a peer-to-peer network in which PCs, peripherals and communication devices communicate with each other through wireless client adapters. Aironet's client adapters include PC Cards for portable computers such as notebooks and hand held computers and ISA or PCI network interface cards for desktop and server PCs. These flexible peer-to-peer networks require little administration and accommodate a variety of temporary or full-time workgroup configurations.

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

Aironet's peer-to-peer wireless LANs can support many applications in the small office/home office environment, such as multiple users sharing files, printers and Internet access.

     A more complex configuration is the wireless extension of an existing wired enterprise network. In this type of configuration, physical connections to wired Ethernet or Token Ring networks are provided by access points, which function as links between the wired and wireless networks. These configurations provide users wireless access to the network through client adapters which communicate with access points. Any wireless client adapter within range of an access point can communicate with any other wireless client adapter or any of the resources available on the enterprise network.

     Each access point provides a wireless coverage area called a microcell. In an enterprise networking environment, wireless installations may have multiple access points installed throughout the premises to provide continuous coverage so that the entire facility is wirelessly enabled. When multiple Aironet access points are used in the same system, mobile clients may "roam" freely throughout the wireless RF coverage area with access points transparently managing the hand-offs between microcells.

IEEE 802.11 WIRELESS LAN STANDARD

     Aironet believes that the IEEE 802.11 wireless LAN standard is a significant driver in the development of the wireless networking market. The IEEE 802.11 standard was ratified in June 1997 and was the first internationally recognized standard for wireless LANs. This standard specifies a single media access control protocol and two types of 2.4 GHz spread spectrum radios, Direct Sequence and Frequency Hopping, operating at data rates of 1 or 2 Mbps.

     Similar to the IEEE 802.3 or Ethernet standard and IEEE 802.5 or Token Ring standard, the IEEE 802.11 wireless LAN standard provides a framework for interoperability and quality, enabling customers to mix equipment from different vendors in a single wireless network. Aironet believes that widespread acceptance of industry standards leads to broader market penetration through improved ease of use, reduced market risk and lower product costs.

     The IEEE 802.11 wireless LAN organization is now working on higher speed extensions to the IEEE 802.11 standard. The new High Rate Direct Sequence standard, IEEE 802.11b specifies data rates of 5.5 and 11 Mbps, in addition to the originally specified 1 and 2 Mbps, and operation in the unlicensed 2.4 GHz band using a Direct Sequence spread spectrum radio. In December 1998, Aironet began shipping its 4800 Turbo DS series, which is designed to comply with the proposed IEEE 802.11b standard and features an 11 Mbps data rate.

AIRONET TECHNOLOGY

  Aironet Microcellular Architecture

     Each of Aironet's product families is designed around its Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing, including value added features and services that operate in conjunction with the IEEE 802.11 standard. This architecture defines how wireless client adapters and access points interact to deliver continuous network connections to mobile users and transparently integrates the wireless LAN into existing enterprise networks.

     Aironet's Microcellular Architecture includes several important capabilities that support a complex enterprise network infrastructure, including:

     - Roaming. Aironet's patented access point hands-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely within a building or around a campus.

     - Power Management. Aironet's wireless PC Card client adapters are designed specifically for battery-powered portable computers and allow a wireless client to operate in a low-power mode to conserve battery life, while maintaining a continuous connection to the network.

     - Load Balancing. Aironet's wireless client adapters include an algorithm to identify the access point with the least load and to distribute network bandwidth across multiple overlapping access points, thereby optimizing network performance.

     - Wireless Repeater. Aironet's access points can be configured to communicate wirelessly with other access points, further extending the radio frequency coverage of the wireless network.

     - Scalability. Multiple access points can be deployed to operate simultaneously in overlapping coverage areas thereby increasing aggregate network capacity.

     - Wireless Bridging. Aironet's building-to-building bridges can be configured to operate as access points and wireless repeaters. This makes it possible to connect remote sites into a single wireless network, enabling a user to roam between buildings in a campus environment.

     - Fault Tolerance. Aironet's access points provide a redundant wireless backbone by automatically identifying malfunctioning network links, removing faulty links from the system and re-routing traffic to properly functioning links.

  MAC Chip Technology

     Aironet's proprietary MAC chip is a custom Reduced Instruction Set Computer, or a custom RISC protocol processor, that is optimized for high speed wireless packet communications. This MAC chip controls the IEEE 802.11 protocol, Aironet's spread spectrum radios and its host bus interfaces. It has separate hardware contexts to support the real time processing of prioritized tasks within the protocol. Aironet's MAC chip architecture provides a faster interrupt response time than a traditional microprocessor controller and is optimized for the real time requirements of a wireless MAC protocol. The MAC chip architecture enables changes that would normally require hardware implementation to be handled in firmware. In addition, this architecture allows the MAC chip to run at lower clock rates, improving power efficiency. By controlling the solution at this level, Aironet has the ability to implement value-added features in its wireless client adapters. In addition, the power and programability of its MAC chip enables it to integrate a high level of functionality in the client adapter resulting in higher throughput, greater driver efficiency and improved overall performance.

  Spread Spectrum Radio Technology

     Aironet designs both Frequency Hopping and Direct Sequence spread spectrum products. In March 1998, Aironet received FCC approval for 11 Mbps Direct Sequence products operating in the unlicensed 2.4 GHz band. In February 1999, Aironet was the first to receive FCC approval for 11 Mbps products using complementary code keying modulation, the modulation technique in the IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard.

     Aironet spread spectrum technology implements and meets or exceeds interference rejection, receiver sensitivity and noise tolerance specifications of the IEEE 802.11 standard. That ensures improved range and robust wireless operation for its products in today's increasingly RF populated environment.

     Aironet designs its products for worldwide use and has radio testing and qualification expertise that has resulted in timely radio approvals in over 60 countries around the world.

  Wireless Networking Software

     Access Point Software. Aironet has developed extensive software for its access points. This software includes network bridging, routing and management functions based on the TCP/IP protocol stack. Aironet's access points include an HTTP server that allows a network manager to upgrade firmware and manage access points using a standard web browser.

     Network Device Drivers. Aironet develops its network driver interface specification, open datalink interface and packet driver software for a majority of network protocols and operating systems. Operating system support includes Microsoft Windows 95/98/NT, and Windows CE, DOS, Novell NetWare, Macintosh O/S, Linux and other Unix variants. Aironet has designed driver extensions that improve the performance of wireless adapters in a Windows environment, and that support its site survey, configuration and diagnostic utilities.

PRODUCTS

     Aironet offers comprehensive wireless LAN solutions to its customers through a broad product portfolio including PC Cards, PCI and ISA network interface cards, access points and network management and driver software.

  Access Points

     Aironet's access points act as intelligent links between wired and wireless networks and manage the wireless client traffic in their coverage area. Access points simultaneously support multiple clients and provide wireless coverage with a typical indoor range of 125 to 350 feet, depending on the environment and application. Access points allow wireless clients to appear to be the same as wired clients to everyone on the network.

     Access points use a store and forward technique to enable wireless clients to maintain a continuous network connection as they roam from one access point coverage area to another, while they are in a power saving mode and if they temporarily move outside the coverage area. Aironet's patented access point hands-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely around a building or a campus. Its access points store network traffic for clients when they are unreachable, such as when a portable computer is in power saving mode or temporarily outside the coverage area. In addition, access points can be configured to act as wireless repeaters, further extending the RF coverage area. Aironet's access points also make it possible to connect remote wireless bridged sites into a single, seamless network, allowing clients to roam between buildings in a campus environment.

     Aironet's access points support industry standards and are designed to be easily integrated into existing networks. In addition to supporting the IEEE
802.11 standard, the access points support standard network protocols such as TCP/IP, including dynamic host configuration protocol, for automatic IP address acquisition and SNMP, for managing access points with existing enterprise network management tools, such as Hewlett Packard OpenView. For more comprehensive management, the access points include an HTTP server that allows a network manager to upgrade firmware, configure access points, or monitor the wireless LAN infrastructure using standard web browsers. To reduce downtime, the access points can provide fault tolerance through a redundant wireless backbone which automatically identifies and re-routes traffic in the event of a hardware failure.

  Wireless LAN Adapters

     Aironet offers a comprehensive portfolio of plug-and-play wireless LAN adapters which are designed to be easily integrated into most PC platforms and use standard hardware and software interfaces. Aironet's wireless client adapters include PC Cards (Type II) for portable and notebook computers, ISA and PCI network interface cards for desktop and server PCs and external client adapters supporting Ethernet or serial connections. Aironet offers a full suite of device drivers for industry standard computing environments such as Windows 95/98/NT, Windows CE, Novell Netware, SCO Unix and Linux.

  IEEE 802.11 Wireless LAN Product Lines

     Aironet offers three comprehensive product series designed to comply with the IEEE 802.11 standard and operate in the unlicensed 2.4 GHz radio frequency band.

                       4800 TURBO DS SERIES        4500 SERIES              3500 SERIES
                       --------------------  -----------------------  -----------------------
SPREAD SPECTRUM TYPE:    Direct Sequence         Direct Sequence         Frequency Hopping
DATA RATES:              1, 2, 5.5 and 11         1 and 2 Mbps             1 and 2 Mbps
                               Mbps
INDOOR RANGES:             125' - 350'             250' - 350'              150' - 250'
ACCESS POINTS:               Ethernet        Ethernet and Token Ring  Ethernet and Token Ring
CLIENT ADAPTER CARDS:  PC Card, PCI and ISA   PC Card, PCI and ISA     PC Card, PCI and ISA
INTRODUCTION DATE:        December 1998             June 1998              October 1997

     4800 Turbo DS Series. In December 1998, Aironet first introduced and shipped high speed 11 Mbps wireless LAN products based on 2.4 GHz Direct Sequence spread spectrum radio technology. The 4800 Turbo DS series fully complies with the IEEE 802.11 standard performing at data rates of 1 and 2 Mbps, and is designed to conform to the proposed IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard performing at data rates of 5.5 and 11 Mbps. The 4800 Turbo DS series includes an Ethernet access point (AP4800-E) and a family of client adapters: PC Cards (PC4800 & LM4800), PCI card (PCI4800), ISA card (ISA4800), Universal Client adapter (UC4800) and MultiClient adapter (MC4800).

     4500 Series. In June 1998, Aironet introduced the 4500 series product that operates at 1 and 2 Mbps and complies with the Direct Sequence specification of the IEEE 802.11 standard. The 4500 series includes Ethernet and Token Ring access points (AP4500-E & AP4500-T) and a family of client adapters: PC Cards (PC4500 & LM4500), PCI card (PCI4500), ISA card (ISA4500), Universal Client adapter (UC4500) and MultiClient adapter (MC4500).

     3500 Series. In October 1997, Aironet introduced the 3500 series that operates at 1 and 2 Mbps and complies with the Frequency Hopping specification of the IEEE 802.11 standard. The 3500 series includes Ethernet and Token Ring access points (AP3500-E & AP3500-T) and a family of client adapters: PC Cards (PC3500 & LM3500), PCI card (PCI3500), ISA card (ISA3500), Universal Client adapter (UC3500) and MultiClient adapter (MC3500).

  Wireless Bridge Products

     Aironet's wireless point-to-point or point-to-multipoint bridges connect networks between locations, enabling separate networks to operate as a single network. Bridges provide broadband connectivity at data rates up to 11 Mbps over line-of-sight distances measured in miles -- up to 15 miles at 11 Mbps and 25 miles at 2 Mbps. Wireless bridges utilize Direct Sequence spread spectrum radio technology, operate in the unlicensed 2.4 GHz band.

     Aironet's bridges provide a cost effective and flexible alternative to direct cabled connections or dedicated telephone company lines. With throughput up to the equivalent of five concurrent T1 lines, wireless bridges achieve high speed network connectivity at a fraction of the cost of a dedicated T1 line. Wireless bridges are designed to interconnect networks in different buildings and are well suited for campus settings. Internet Service Provider customers use wireless bridges to offer cost effective, high speed Internet access to homes and businesses.

SALES AND MARKETING

     Aironet sells its wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs. Aironet's U.S. distributors include Savoir Technology Group, Inc, Ingram Micro Inc. and Tech Data Corporation.

     Aironet actively promotes end user demand for its products through a variety of marketing programs, including trade advertising, participation in trade shows, cooperative funding for promotional activities and public relations. Aironet also provides reseller development and product training programs to support its channel. It has a field sales organization and an inside sales function that support the sales efforts of its resellers and assists in responding to end user inquiries.

     Aironet also sells its products to OEM customers for integration into their wireless computing devices including handheld, pen-based and other portable computers, as well as point-of-sale and other computing platforms. Aironet's field sales persons and support engineers sell its wireless LAN products to OEMS.

     Internationally, Aironet sells its products through distributors and resellers. International sales comprised 15% of its total revenue in fiscal year 1998 and 30% in fiscal year 1999.

CUSTOMERS

     In fiscal year 1998, Telxon Corporation accounted for 55% of Aironet's total revenues and was its only customer that accounted for more than 10% of its total revenues. In fiscal year 1999, Telxon accounted for 37% of Aironet's total revenues and two other customers each accounted for more than 10% of Aironet's total revenues. Jepico, a Japanese distributor, represented 14% and Savoir Technology Group, Inc., a U.S. distributor, represented 14% of Aironet's total revenues. Aironet's four largest non-affiliate customers represented approximately 60% of its non-affiliate revenues, or 38% of total revenues, for fiscal year 1999. The loss of Telxon as a customer, or any substantial reduction in orders by Telxon, including reductions resulting in the event of a negative outcome of issues related to one or more of Telxon's pending stockholder litigation and pending SEC investigation, would materially and adversely affect Aironet's operating results.

RESEARCH AND DEVELOPMENT

     Aironet has invested in new product development, major enhancements to its existing products and cost reduction of products and manufacturing through product engineering. A significant portion of its research and development efforts have been focused on the development of IEEE 802.11 compliant wireless LAN products, and development of its 4800 Turbo DS series of products which conform with the IEEE 802.11b standard for high speed wireless networks.

     Aironet directs research and development efforts to develop and/or enhance:

     - high performance 2.4 GHz Direct Sequence and Frequency Hopping spread spectrum radios;

     - proprietary ASICs, including our MAC processor and RF modem chips;

     - wireless packet communication protocols; and

     - network management and device driver software.

     Research and development expenses were $5.3 million in fiscal year 1997, $5.7 million in fiscal year 1998, and $6.6 million in fiscal year 1999.

MANUFACTURING AND SUPPLIERS

     Aironet outsources manufacturing of its PC Card adapters and assembled printed circuit boards to contract manufacturers. In order to reduce product costs, the manufacture of selected PC Card adapters and assembled printed circuit boards was moved to a contract manufacturer with facilities located in Asia. Final assembly, configuration, test, quality assurance, packaging and shipping are performed at its assembly facility in Akron, Ohio.

     Aironet's products incorporate critical components which it acquires from single sources. Its proprietary MAC chip is manufactured exclusively for it by Atmel Corporation. The MAC chip controls the implementation of the IEEE 802.11 protocol between the RF media and both the user's computer and the network. M/A-COM and Raytheon Company supply Aironet with microwave communications power amplifiers. Hewlett-Packard Company supplies Aironet with up/down converter and IF modulator/ demodulator chips. Intersil Corporation supplies Aironet with baseband and IQ modulator/demodulator chips. Sawtek, Inc. supplies Aironet with surface acoustic wave components. Although Aironet has been informed by some of these suppliers that they have redundant manufacturing facilities, there is no assurance that they will be able to manufacture or provide these components in a timely way. Should any supply disruption occur, Aironet may not be able to develop an alternative source for these components.

     Aironet has experienced limited delays and shortages in the supply of other less critical components in the past and could experience delays and shortages in the future. Aironet generally does not maintain an inventory of components and does not have long-term supply contracts with its suppliers. If suppliers are unable to deliver or ration components to Aironet, it could experience interruptions and delays in manufacturing and sales which could result in cancellation of orders for products or the need to modify products. This may cause substantial delays in its product shipments, increased manufacturing costs and increased product prices. Further, Aironet may not be able to develop alternative sources for these components in a timely way, if at all, and may not be able to modify its products to accommodate alternative components. These factors could damage its relationships with current and prospective customers lasting longer than any underlying shortage or discontinuance. Any of these risks, if realized, could materially and adversely affect Aironet's business, operating results and financial condition.

COMPETITION

     Within the wireless networking industry, business is intensely competitive and is characterized by rapid technological change, frequent new product development and evolving industry standards. Aironet believes that the principal competitive factors in this market include:

     - expertise and familiarity with 2.4 GHz spread spectrum technology, wireless data communication protocols and LAN technology;

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - customer service and support;

     - size and scope of distribution network; and

     - brand name.

     While Aironet believes that its products are competitive with respect to these factors, there can be no assurance that it will be able to successfully compete as to these or other factors or that competitive pressures it faces will not materially and adversely affect its business and operating results. Aironet also cannot assure you that these factors will not change and, if so, whether it will be able to successfully compete.

     Currently, within the wireless networking industry Aironet's primary competitors are Lucent Technologies, Proxim, and BreezeCom. It also experiences competition from a number of smaller companies who provide wireless data communication products and may encounter future competition from other companies, both that have and have not announced their intentions to offer competitive products and solutions. In addition, Aironet could encounter future competition from companies that offer products that replace network adapters or alternative wireless data communication solutions, or from larger computer and networking equipment companies. It also faces competition from its OEM customers who have, or could acquire, their own wireless data communications research and development capabilities.

     Many of Aironet's current and potential competitors have significantly greater financial, marketing, technical and other resources than it does and, as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of its existing and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on Aironet's business and operating results.

GOVERNMENT REGULATION

     United States. In the United States, Aironet's products are subject to FCC regulations. Aironet's products have been certified for unlicensed operation in the 2.4 - 2.4835 GHz and 920 - 928 MHz Industrial, Scientific and Medical radio frequency bands. Its products comply with Part 15 of the current FCC regulations. For products which meet specific technical requirements, Part 15 permits license-free operation of radio devices in the 902 - 928 MHz and
2.4 - 2.4835 GHz radio frequency bands. The Part 15 regulations are designed to minimize the probability of interference among users of those frequency bands. These frequencies are also used by other devices which have priority over users of Aironet's products including:

     - devices which produce heat rather than for communication and which comply with FCC Part 18 regulations;

     - United States government operated devices, such as naval radar;

     - automatic vehicle monitoring devices operated under FCC Part 90 regulations; and

     - amateur radio devices operated under FCC Part 97.

     In the event of interference between a primary user in those bands and a user of Aironet's products, the primary user can require a user of Aironet's products to curtail transmissions that create interference. Although Aironet has received no reports that its products have caused interference with primary users in the Industrial, Scientific and Medical bands, it cannot assure you that it will not have problems in the future and, if it does, these could cause material adverse effects on its business and results of operations.

     Foreign Regulation. In foreign countries Aironet's products are also regulated by government agencies under their local rules and regulations. Aironet has obtained certifications or approval for unlicensed use of its products in over 60 foreign countries, including those which rely on or reference certification requirements of regulatory bodies such as the FCC and the European Telecommunications Standards Institute. Aironet's products (including when they are designed into an OEM product) must be certified or otherwise qualified for use in each country where they will be sold. Aironet cannot assure you that it will be able to comply with the regulations of any particular country.

INTELLECTUAL PROPERTY

     Aironet relies on a combination of patents, copyrights, trademarks, trade secrets and non-disclosure agreements to protect its proprietary rights. It generally executes confidentiality and non-disclosure agreements with its employees and with key vendors and suppliers. These efforts allow it to rely upon the knowledge and experience of management and technical personnel and its ability to market its existing products and to develop new products. The departure of any of its management and technical personnel, the breach of their confidentiality and non-disclosure obligations or the failure to achieve intellectual property objectives may have a material adverse effect on Aironet's business, financial condition and results of operations.

     Currently, Aironet has 11 United States patents issued and 14 United States and 10 foreign patent applications pending. Its wholly owned Canadian subsidiary has five United States patents issued, including the patent which relates to the roaming feature of its microcellular technology, and 12 foreign issued patents and one foreign patent application pending. There can be no assurance that any new patents will be issued, that Aironet will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide it with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on Aironet's business and operating results.

     Aironet's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect its intellectual property or that its intellectual or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of various countries in which Aironet's products are or may be sold may not protect its products and intellectual property rights to the same extent as the laws of the United States. Aironet's inability to protect its intellectual property and proprietary technology could have a material adverse effect on its business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the wireless network industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, wireless network companies may increasingly become subject to infringement claims. In the future, Aironet may be notified that it is infringing patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against Aironet, it may become the subject of litigation or infringement claims in the future. Any of these potential claims could result in substantial costs and diversion of resources and could have a material adverse effect on Aironet's business, results of operations and financial condition.

EMPLOYEES

     As of September 30, 1999, Aironet had 127 full-time employees and 13 temporary employees, including 51 in research and development, 34 in sales, marketing and customer support, 28 in manufacturing and service and 14 in finance and administration. None of its employees are represented by a union. Aironet believes that its relations with employees are good.

PROPERTIES

     Aironet leases space in two separate buildings in Akron, Ohio. Its principal administrative, sales, marketing and engineering facilities occupy approximately 34,000 square feet under a sublease from Telxon that expires February 28, 2001. Aironet may terminate the sublease simultaneously with a termination by Telxon of the lease for Aironet's assembly and service facilities. The assembly and service facilities occupy approximately 33,000 square feet under a lease from Telxon that expires February 28, 2001. Telxon has the right to terminate the lease on 12 months written notice. Aironet believes that our current facilities will be adequate to meet its needs for the foreseeable future.

LEGAL PROCEEDINGS

     Aironet is not aware of any material legal proceedings to which it is a party and which would have a material adverse effect on its business, financial condition or results of operations.

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

                       PRINCIPAL STOCKHOLDERS OF AIRONET

     The following table sets forth selected ownership information with respect to the beneficial ownership of Aironet's common stock as of December 31, 1999 for:

     - each of the executive officers of Aironet;

     - each director of Aironet;

     - all directors and executive officers of Aironet as a group; and

     - each person who is known by Aironet to own beneficially more than 5% of the common stock.

     Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power or shares this power with his or her spouse with respect to all shares of capital stock listed as owned by that person or entity. Ownership of less than 1% is designated in the table by an asterisk.

     The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after December 31, 1999 through the exercise of any stock option or other right.

                NAME OF BENEFICIAL OWNER                    NUMBER      PERCENTAGE
                ------------------------                   ---------    ----------
Executive Officers and Directors:
Roger J. Murphy, Jr......................................    314,000        2.2%
Richard G. Holmes........................................     33,334          *
Donald I. Sloan..........................................    108,334          *
Ronald B. Willis.........................................     33,334          *
Harvey A. Ikeman.........................................     83,334          *
James H. Furneaux........................................    155,000        1.1
Samuel F. McKay..........................................  1,114,284        7.3
John W. Paxton, Sr.......................................  4,994,262       26.0
All executive officers and directors as a group (8
  persons)...............................................  6,835,882       32.5
Other 5% Stockholders:
Retail Technologies Group, Inc...........................  4,994,262       26.0
Telxon Corporation.......................................  4,994,262       26.0
Telantis Venture Partners V, Inc.........................    840,826        5.6
Robert F. Meyerson.......................................    904,826        6.0
Axiom Venture Partners II Limited Partnership............  1,114,284        7.3
Furneaux & Company, LLC..................................    155,000        1.1

     Executive Officers and Directors. Additional information regarding the beneficial ownership of shares held by our executive officers and directors is contained below. The address for each executive officer and director, other than Messrs. Furneaux, McKay and Paxton, is 3875 Embassy Parkway, Akron, Ohio 44333.

     - Roger J. Murphy, Jr. These shares include 200,000 shares of common stock and options to purchase 100,000 shares of common stock which may be exercised within the next 60 days. Also includes 5,000 shares of common stock owned by Mr. Murphy's spouse and 9,000 shares of common stock owned by Mr. Murphy's minor children, as to all of which Mr. Murphy disclaims beneficial ownership.

     - Richard G. Holmes These shares include options to purchase 33,334 shares of common stock which may be exercised within the next 60 days.

     - Donald L. Sloan. These shares include options to purchase 108,334 shares of common stock which may be exercised within the next 60 days.

     - Ronald B. Willis. These shares include options to purchase 33,334 shares of common stock which may be exercised within the next 60 days.

     - Harvey A. Ikeman. These shares include options to purchase 83,334 shares of common stock which may be exercised within the next 60 days.

     - James H. Furneaux. These shares include warrants to purchase 100,000 shares of common stock and options to purchase 55,000 shares of common stock, all of which may be exercised within the next 60 days and are owned by Furneaux & Company, LLC. Mr. Furneaux is the managing member of Furneaux & Company and has sole voting and dispositive power over Furneaux & Company's shares of Aironet. Mr. Furneaux's address is 100 Main Street, Concord, Massachusetts 01742.

     - Samuel F. McKay. These shares include 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days and are owned by Axiom Venture Partners II Limited Partnership. Mr. McKay is a general partner of Axiom and has sole voting and dispositive power over Axiom's shares of Aironet. Mr. McKay's address is Cityplace II, 17th Floor, 185 Asylum Street, Hartford, Connecticut 06103.

     - John W. Paxton, Sr.. These shares include 4,994,262 shares owned by Retail Technologies Group, Inc., a wholly-owned subsidiary of Telxon Corporation. Mr. Paxton is the Chairman of the board of directors and chief executive officer of Telxon and has shared voting and dispositive power over Retail Technologies Group's shares of Aironet. Mr. Paxton's address is 3330 West Market Street, Akron, Ohio 44333.

     Other 5% Stockholders. Information regarding the beneficial owners of 5% or more of our stock is set forth below.

     - Retail Technologies Group, Inc. The address for Retail Technologies Group, Inc., a wholly-owned subsidiary of Telxon Corporation, is 3330 West Market Street, Akron, Ohio 44333.

     - Telxon Corporation. Telxon Corporation owns 100% of the outstanding shares of Retail Technologies, Inc. The address for Telxon Corporation is 3330 West Market Street, Akron, Ohio 44333.

     - Telantis Venture Partners V, Inc. These shares include 804,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days. 252,328 of the 804,635 shares and the warrants have been pledged to Telxon as collateral for a loan, the proceeds of which were used to purchase the shares and warrants. The address for Telantis Venture Partners is 791 Wye Road, Akron, Ohio 44333.

     - Robert F. Meyerson. These shares include 804,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days, all of which are owned by Telantis Venture Partners V, Inc. Mr. Meyerson is the 100% owner of Telantis. Also includes 21,000 shares of common stock owned by Mr. Meyerson's minor grandchildren and 3,000 shares of common stock owned by Mr. Meyerson's adult grandchild, as to all of which Mr. Meyerson disclaims beneficial ownership. Also includes 40,000 shares owned by The Hood/Meyerson Foundation. Mr. Meyerson's address is 791 Wye Road, Akron, Ohio 44333.

     - Axiom Venture Partners II Limited Partnership. These shares include 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days. The address for Axiom is Cityplace II, 17th Floor, 185 Asylum Street, Hartford, Connecticut 06103.

     - Furneaux & Company, LLC. These shares include warrants to purchase 100,000 shares of common stock and options to purchase 55,000 shares of common stock, all of which may be exercised within the next 60 days. The address for Furneaux & Company is 100 Main Street, Concord, Massachusetts, 01742.

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                      COMPARISON OF RIGHTS OF STOCKHOLDERS
                              OF AIRONET AND CISCO

     The following discussion of certain similarities and material differences between the rights of Cisco shareholders and the rights of Aironet stockholders under the respective articles/certificate of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description of the similarities and differences, and is qualified in its entirety by reference to the California law and the Delaware law, the common law thereunder and the full text of the articles/certificate of incorporation and bylaws of each of Cisco and Aironet.

     This section of the proxy statement/prospectus describes certain differences between the rights of holders of Aironet common stock and Cisco common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Aironet and being a shareholder of Cisco. When reading this description, please note that Delaware law refers to holders of common stock as stockholders while California law uses the term shareholder. The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, we generally have used the term "stockholder" when referring to holders of Aironet common stock or to Delaware law and "shareholder" when referring to holders of Cisco common stock or to California law.

     As a stockholder of Aironet, your rights are governed by Aironet's amended and restated certificate of incorporation, as currently in effect, and Aironet's second amended and restated bylaws. After completion of the merger, you will become a shareholder of Cisco. As a Cisco shareholder, your rights will be governed by Cisco's articles of incorporation and Cisco's bylaws. In addition, Cisco is incorporated in California while Aironet is incorporated in Delaware. Although the rights and privileges of stockholders of a Delaware corporation are in many instances comparable to those of shareholders of a California corporation, there are also differences.

DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Aironet bylaws provide that Aironet stockholders may nominate directors for elections at an annual or special meeting or bring proposals at an annual or special meeting if they provide Aironet with written notice that complies with the time and content requirements of the Aironet bylaws and other regulatory requirements. For notice of stockholder nominations to be timely, the notice must be received by Aironet's Secretary not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the first anniversary of the date of the preceding year's proxy statement in connection with the last annual meeting.

     The Cisco bylaws provide that shareholders may propose business to be brought before a meeting of shareholders or nominate directors only if they provide notice to Cisco no later than 60 days prior to such meeting.

AMENDMENT TO GOVERNING DOCUMENTS

     Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class

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notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. Aironet's certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares, voting together as a single class, is required to amend provisions of Aironet's certificate of incorporation relating to:

     - stockholder action without a meeting;

     - the calling of special meetings;

     - the number, election and term of directors;

     - the filling of vacancies; and

     - the removal of directors.

     Aironet's certificate of incorporation further provides that only the board or the affirmative vote of the holders of at least 80% of the outstanding shares, voting together as a single class, may amend provisions of the Aironet bylaws relating to:

     - stockholder action without a meeting;

     - the calling of special meetings;

     - the number, election and term of directors;

     - the filling of vacancies; and

     - the removal of directors.

     Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval, although certain minor amendments may be adopted by the board alone such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles. The Cisco articles of incorporation do not require a greater level of approval for an amendment thereto. Under California law, the holders of the outstanding shares of a class of stock are entitled to vote as a class if a proposed amendment to the articles of incorporation would:

     - increase or decrease the aggregate number of authorized shares of such class;

     - effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split;

     - effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class;

     - change the rights, preferences, privileges or restrictions of the shares of such class;

     - create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class;

     - in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or

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     - cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

     Under California law, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. The Cisco bylaws provide that the Cisco bylaws may be adopted, amended or repealed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that the Cisco board of directors may not amend the Cisco bylaws in order to change the authorized number of directors (except to alter the authorized number of directors within the existing range of a minimum of eight and a maximum of 15 directors).

APPRAISAL RIGHTS

     Under Delaware law, holders of shares of any class or series, who neither vote in favor of the merger or consolidation nor consent thereto in writing, have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than (a) stock of the surviving corporation; (b) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares; or (d) some combination of the above. In addition, dissenters' rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. See "The Merger and Related Transactions -- No Dissenters' or Appraisal Rights."

     Under California law, if the approval of the outstanding shares of the corporation is required for a merger or reorganization, each shareholder entitled to vote on the transaction, and who did not vote in favor of the reorganization, may require the corporation to purchase for cash at their fair market value the shares owned by such shareholder. No appraisal rights are available for shares listed on any national securities exchange certified by the Commissioner of Corporations or listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve Systems, unless (a) there exists with respect to such shares any restriction on transfer imposed by the corporation or by any law or regulation or (b) if demands for payment are filed with respect to 5% or more of the outstanding shares of that class.

DERIVATIVE ACTION

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. Delaware law provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

     California law provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met concerning the fairness of allowing the action to go forward. The shareholder must make his or

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her demands on the board before filing suit. The California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Under Delaware law and California law, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize such action. If consent is sought for less than all shareholders entitled to vote, notice as required under the California law shall be given. The Aironet certificate of incorporation prohibits stockholder action without a duly called annual or special meeting of the stockholders. The Cisco articles of incorporation provide that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations incorporated or organized under Delaware law and California law have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under Delaware law, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation. Under California law, the duty of loyalty requires directors to perform their duties in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its shareholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would exercise under similar circumstances.

INDEMNIFICATION

     Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

     - by a majority of the disinterested directors, even though less than a quorum;

     - by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

     - by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

     - by a majority vote of the stockholders, at a meeting at which a quorum is present.

     Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

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     Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

     Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals' commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

     Under Delaware law, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by by-law, agreement, vote of stockholders, disinterested directors or otherwise.

     The Aironet certificate of incorporation and bylaws provide that the corporation may eliminate the personal liability of the Aironet directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and indemnify the Aironet directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

     Under California law, (a) a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines, settlements and other amounts (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (b) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

     The indemnification authorized by California law is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. The Cisco articles of incorporation and the Cisco bylaws provide for the indemnification of its agents (as defined under the California law) to the fullest extent permissible under California law, which may be in excess of the indemnification expressly permitted by Section 317 of the California Corporations Code, subject to the limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

     Delaware law and California law allow for the advance payment of an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

DIRECTOR LIABILITY

     Delaware law and California law each provide that the charter documents of the corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders, provided such liability does not arise from certain proscribed conduct, including, in the case of Delaware law, for any breach of the director's duty of loyalty to the corporation or its stockholders acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit, or, in the case of California law, intentional misconduct or knowing and culpable violation of law, acts

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or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees. The Aironet certificate of incorporation contains a provision limiting the liability of its directors except as required by Delaware law. The Cisco articles of incorporation contain a provision limiting the liability of its directors to the fullest extent provided by California law.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER TRANSACTIONS

     The Aironet bylaws provide that a special meeting of the stockholders may be called by the chairman of the board, the board of directors or the president. The Cisco bylaws provide that in addition to the board of directors, the chairman of the board and the president, one or more shareholders holding not less than 10% of the voting power of the corporation may call a special meeting of the shareholders.

     Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where:

     - either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

     - the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

     - the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

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     - the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership;

     - the stockholder acquired the 15% interest when these restrictions did not apply; or

     - the corporation has opted out of this provision.

     Aironet has not opted out of this provision.

     In addition, the Aironet certificate of incorporation provides that a business combination with an "interested person" must be approved by the affirmative vote of not less than 75% of the outstanding voting stock held by stockholders other than the "interested person." An "interested person" is a holder who, among other things, beneficially owns 5% or more of the Aironet outstanding voting stock.

     Under California law, there is no comparable provision. However, California law does provide that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholders already own 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.

ADVANCE NOTICE OF RECORD DATE

     Delaware law requires that stockholders be provided prior written notice no more than 60 days nor less than 10 days prior to the record date for determining the rights to vote at the meeting of stockholders. Delaware law further states that stockholders be provided prior written notice no more than 60 days prior to the record date to determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Finally, Delaware law provides that due notice of the time, place and purpose of the meeting to approve a merger agreement be mailed at least 30 days prior to the date of the meeting.

     California law requires that shareholders be provided prior written notice no more than 60 days nor less than 10 days prior to the record date for determining the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action.

INSPECTION OF BOOKS AND RECORDS

     Delaware and California law allow any stockholder to inspect the accounting books and records and minutes of proceedings of the stockholders and the board and to inspect the stockholders' list at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a stockholder. Additionally, California law provides for an absolute right to inspect and copy the corporation's shareholders list by a shareholder or shareholders holding at least 5% in the aggregate of the corporation's outstanding voting shares, or any shareholder or shareholders holding 1% or more of such shares who have filed a Schedule 14A with the Commission.

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SIZE OF THE BOARD OF DIRECTORS

     Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. Aironet's board of directors may consist of not more than nine nor less than three, and currently consists of four directors. The number of directors on Aironet's board may be increased or decreased by a majority vote of the Aironet directors then sitting.

     Under California law, as provided in the articles of incorporation or bylaws, the number of directors may be specific or may be not less than a stated minimum nor more than a stated maximum, with the exact number to be fixed by the board or the shareholders. The minimum number cannot be less than three. A bylaw changing or fixing a number of directors may only be adopted by approval of a majority of the outstanding shares. The Cisco bylaws provide that the authorized number of directors of the corporation shall be not less than eight nor more than 15, the exact number of directors to be fixed from time to time within such range by duly adopted resolutions of the board of directors or shareholders.

REMOVAL OF DIRECTORS

     Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Aironet's certificate of incorporation provides that Aironet directors may be removed at any annual or special stockholders' meeting but only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of Aironet entitled to vote generally in the election of directors, voting together as a single class.

     California law provides that the board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony. Further, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote thereon; however, no director may be removed (unless the entire board is removed) if the number of shares voted against the removal would be sufficient to elect the director under cumulative voting. Shareholders holding at least 10% of the outstanding shares in any class may sue in superior county court to remove from office any officer or director for fraud, dishonest acts or gross abuse of authority or discretion.

TRANSACTIONS INVOLVING DIRECTORS

     Both Delaware law and California law state that any contract or transaction between a corporation and any of its directors, or a second corporation in which a director has a material financial interest is not void or voidable if the material facts as to the transaction and as to the director's interest are fully disclosed and a majority of the disinterested shareholders represented and voting at a duly held meeting approve or ratify the transaction in good faith. California law provides that such a contract or transaction also is not void or voidable if either (a) after full disclosure the transaction is approved by the board or a committee (excluding the vote of interested directors) in good faith and the transaction is just and reasonable to the corporation, or (b) the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified. Delaware law is similar except that, with respect to clause (a), there is no need for the transaction to be shown to be just and reasonable and, with respect to clause
(b), the transaction must be shown to be fair instead of just and reasonable.

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FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order any election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

     Aironet's bylaws provide that vacancies may be filled by a majority of the directors then in office, although less than a quorum. Any director elected by the board of directors to fill a vacancy or newly created directorship shall hold office for the remainder of the full term of the class of directors in which such directorship is part, and until such director's successor is elected and qualified.

     Under California law, any vacancy on the board of directors other than one created by removal of a director may be filled by the board of directors, unless otherwise provided in the articles or bylaws. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of director can only be filled by the shareholders unless board approval is authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. The Cisco bylaws authorize the Board to fill a vacancy created by the removal of a director.

                                    EXPERTS

     The consolidated financial statements of Cisco Systems, Inc. incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K/A for the year ended July 31, 1999 and supplementary consolidated financial statements as of July 31, 1999 and July 25, 1998 and for each of the three years in the period ended July 31, 1999 incorporated in this proxy statement/prospectus by reference to the Current Report on Form 8-K/A dated February 3, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The financial statements of Aironet Wireless Communications, Inc. as of March 31, 1999 and 1998 and for each of the three years in the period ended March 31, 1999 included in this proxy statement/prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     PricewaterhouseCoopers LLP ("PWC"), Cisco's independent accountants, has notified Cisco that PWC is engaged in discussions with the Securities and Exchange Commission following an internal review by PWC, pursuant to an administrative settlement with the Commission, of PWC's compliance with auditor independence guidelines. PWC has advised Cisco that Cisco is one of the companies affected by such discussions. Cisco is not involved in the discussions between the Commission and PWC and cannot predict the result of those discussions.

                                 LEGAL MATTERS

     The validity of the shares of Cisco common stock offered by this proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for Cisco by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for Aironet by Goodman Weiss Miller LLP, Cleveland, Ohio and Day, Berry & Howard LLP, Hartford, Connecticut. Individual attorneys of Goodman Weiss Miller LLP in the aggregate own 13,500 shares of Aironet's common stock. Mr. Jay R. Faeges, an attorney at Goodman Weiss Miller LLP, is the secretary of Aironet.

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                      WHERE YOU CAN FIND MORE INFORMATION

     Aironet and Cisco file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

     Cisco filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission Cisco common stock to be issued to Aironet stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Cisco as well as being a proxy statement of Aironet for the Aironet special meeting.

     Cisco has supplied all the information contained in this proxy statement/prospectus relating to Cisco and Aironet has supplied all such information relating to Aironet. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all of the information relating to Cisco and Aironet you can find in the registration statement or the exhibits to the registration statement.

     Some of the important business and financial information relating to Cisco and Aironet that you may want to consider in deciding how to vote is not included in this proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been previously filed by Cisco and Aironet with the Securities and Exchange Commission. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

     If you are an Aironet stockholder, you can obtain any of the documents incorporated by reference through Cisco, Aironet or the Securities and Exchange Commission. Documents incorporated by reference are available from Cisco or Aironet without charge, excluding all exhibits. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone:

Cisco Systems, Inc.                  Aironet Wireless Communications,
Investor Relations Office            Inc.
170 West Tasman Drive                Investor Relations
San Jose, CA 95134                   3875 Embassy Parkway
(408) 526-4000                       Akron, OH 44333
                                     (330) 664-7900

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO AIRONET STOCKHOLDERS NOR THE ISSUANCE OF CISCO COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Cisco files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Cisco files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Cisco's SEC filings are also available to the public from Cisco's Web site at http://www.cisco.com or at the SEC's Web site at http://www.sec.gov.

     The SEC allows Cisco to "incorporate by reference" the information Cisco files with the SEC, which means that Cisco can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and later information filed with the SEC will update and supersede this information. Cisco incorporates by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 until this merger is completed:

          1. Cisco's Annual Report on Form 10-K for the fiscal year ended July 31, 1999, initially filed September 28, 1999 and as amended by the Form 10-K/A filed February 3, 2000, including certain information in Cisco's Definitive Proxy Statement in connection with Cisco's 1999 Annual Meeting of Shareholders and certain information in Cisco's Annual Report to Shareholders for the fiscal year ended July 31, 1999;

          2. Cisco's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1999, initially filed December 14, 1999 and as amended by the Form 10-Q/A filed February 3, 2000;

          3. Cisco's Current Reports on Form 8-K filed on each of November 4, 1999, November 17, 1999, December 15, 1999, and December 22, 1999, and its Current Report on Form 8-K initially filed December 15, 1999, as amended by the Form 8-K/A filed February 3, 2000;

          4. The description of Cisco's common stock contained in Cisco's Registration Statement on Form 8-A filed January 8, 1990, including any amendment or report filed for the purpose of updating such description; and

          5. The description of Cisco's Preferred Stock Purchase Rights, contained in its registration statement of Form 8-A filed on June 11, 1998, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of Cisco's filings, at no cost, by writing or telephoning Cisco at the following address:

                         Larry R. Carter
                         Senior Vice President, Chief Financial Officer and Secretary
                         Cisco Systems, Inc.
                         255 West Tasman Drive
                         San Jose, CA 95134
                         408-526-4000

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................     F-2
Consolidated Balance Sheets as of March 31, 1998 and 1999...     F-3
Consolidated Statements of Operations for the years ended
  March 31, 1997, 1998 and 1999.............................     F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended March 31, 1997, 1998 and 1999.........     F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 1997, 1998 and 1999.............................     F-6
Notes to the Consolidated Financial Statements..............     F-7
Consolidated Balance Sheets as of September 30, 1999
  (Unaudited) and March 31, 1999............................    F-25
Consolidated Statements of Operations (Unaudited) for the
  Three and Six Months Ended September 30, 1999 and 1998....    F-26
Consolidated Statements of Cash Flows (Unaudited) for the
  Six Months Ended September 30, 1999 and 1998..............    F-27
Notes to the Consolidated Financial Statements
  (Unaudited)...............................................    F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF AIRONET WIRELESS COMMUNICATIONS, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aironet Wireless Communications, Inc. and Subsidiaries (the "Company") as of March 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                      PricewaterhouseCoopers LLP

Cleveland, Ohio
May 25, 1999

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 2,864,072    $ 6,136,570
     Accounts receivable, trade, net of allowance for
       doubtful accounts of $187,038 and $371,632,
       respectively.........................................    4,838,523      4,242,036
     Accounts receivable, other.............................       99,639        243,183
     Receivable from sales of common stock..................    1,499,998             --
     Receivable from affiliate..............................    1,500,210      3,608,581
     Inventories............................................    4,020,254      4,625,519
     Deferred tax asset.....................................           --        733,203
     Prepaid expenses and other.............................      240,925        403,975
     Income taxes receivable................................    1,292,520        619,780
                                                              -----------    -----------
          Total current assets..............................   16,356,141     20,612,847
Property and equipment, net.................................    2,655,502      2,380,603
Deferred tax asset..........................................      299,821        882,462
Intangible assets, net......................................    4,252,134      3,191,043
Other long-term assets......................................       69,595        131,376
                                                              -----------    -----------
          Total assets......................................  $23,633,193    $27,198,331
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................  $ 4,775,022    $ 4,618,367
     Payable to affiliate...................................    4,940,710      2,085,287
     Income taxes payable...................................           --         30,000
     Deferred tax liability.................................       93,190         10,126
     Accrued liabilities....................................    2,226,495      3,357,308
                                                              -----------    -----------
          Total current liabilities.........................   12,035,417     10,101,088
Line of credit..............................................           --      2,500,000
                                                              -----------    -----------
          Total liabilities.................................   12,035,417     12,601,088
Commitments and contingencies (Note 9)......................           --             --
Stockholders' equity:
     Common stock, $.01 par value per share; 15,000,000
       shares authorized; 9,339,126, and 9,567,181 shares
       issued and outstanding, respectively.................       93,391         95,672
     Additional paid-in capital.............................   15,026,661     19,101,179
     Accumulated deficit....................................   (3,522,276)    (4,599,608)
                                                              -----------    -----------
          Total stockholders' equity........................   11,597,776     14,597,243
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $23,633,193    $27,198,331
                                                              ===========    ===========

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            FOR THE YEARS ENDED MARCH 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Revenues:
  Non-affiliate.....................................  $14,483,661    $20,249,057    $28,302,884
  Affiliate product.................................   46,844,236     19,104,094      9,529,366
  Affiliate royalty.................................           --      5,781,244      7,420,575
                                                      -----------    -----------    -----------
          Total revenues............................   61,327,897     45,134,395     45,252,825
                                                      -----------    -----------    -----------
Cost of revenues:
  Non-affiliate.....................................    8,388,104     11,714,129     18,594,065
  Affiliate.........................................   37,073,058     14,586,967      7,784,343
                                                      -----------    -----------    -----------
          Total cost of revenues....................   45,461,162     26,301,096     26,378,408
                                                      -----------    -----------    -----------
Gross profit:
  Non-affiliate.....................................    6,095,557      8,534,928      9,708,819
  Affiliate product.................................    9,771,178      4,517,127      1,745,023
  Affiliate royalty.................................           --      5,781,244      7,420,575
                                                      -----------    -----------    -----------
          Total gross profit........................   15,866,735     18,833,299     18,874,417
                                                      -----------    -----------    -----------
Operating expenses:
  Sales and marketing...............................    3,083,188      4,469,832      6,654,127
  Research and development..........................    5,311,421      5,683,086      6,581,767
  General and administrative........................    3,547,827      3,304,738      5,485,976
  Goodwill amortization.............................      865,680        865,680        865,680
                                                      -----------    -----------    -----------
          Total operating expenses..................   12,808,116     14,323,336     19,587,550
                                                      -----------    -----------    -----------
Income (loss) from operations.......................    3,058,619      4,509,963       (713,133)
Interest expense (income), net......................      130,435         45,815        (26,783)
                                                      -----------    -----------    -----------
Income (loss) before income taxes...................    2,928,184      4,464,148       (686,350)
Provision for income taxes..........................    2,039,567      1,963,503        390,982
                                                      -----------    -----------    -----------
  Net income (loss).................................  $   888,617    $ 2,500,645    $(1,077,332)
                                                      ===========    ===========    ===========
Net income (loss) per common share:
  Basic.............................................  $      0.11    $      0.31    $     (0.12)
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.11    $      0.30    $     (0.12)
                                                      ===========    ===========    ===========
Weighted average shares used in calculating net
  income (loss) per common share:
  Basic.............................................    8,085,000      8,122,882      9,324,825
                                                      ===========    ===========    ===========
  Diluted...........................................    8,085,000      8,319,063      9,324,825
                                                      ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            COMMON STOCK       ADDITIONAL                      TOTAL
                                         -------------------     PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                          SHARES     AMOUNTS     CAPITAL       DEFICIT        EQUITY
                                         ---------   -------   -----------   -----------   -------------
Balance at March 31, 1996
(retroactively restated for 1996 stock
split and reverse stock split -- Note
10)....................................  8,085,000   $80,850   $15,451,170   $(6,911,538)   $ 8,620,482
  Distribution to affiliate (Note
     10)...............................         --        --    (1,100,000)           --     (1,100,000)
  Distribution to affiliate (Note
     10)...............................         --        --    (3,307,103)           --     (3,307,103)
  Net income...........................         --        --            --       888,617        888,617
                                         ---------   -------   -----------   -----------    -----------
Balance at March 31, 1997..............  8,085,000    80,850    11,044,067    (6,022,921)     5,101,996
                                         ---------   -------   -----------   -----------    -----------
  Stock issuance (Note 10).............    984,126     9,841     2,806,027            --      2,815,868
  Stock options exercised (Note 10)....    270,000     2,700       499,500            --        502,200
  Stock option compensation expense
     (Note 10).........................         --        --       404,444            --        404,444
  Capital contribution from affiliate
     (Note 10).........................         --        --       644,623            --        644,623
  Note receivable from stockholder
     (Note 10).........................         --        --      (372,000)           --       (372,000)
  Net income...........................         --        --            --     2,500,645      2,500,645
                                         ---------   -------   -----------   -----------    -----------
Balance at March 31, 1998..............  9,339,126    93,391    15,026,661    (3,522,276)    11,597,776
                                         ---------   -------   -----------   -----------    -----------
  Stock issuance (Note 10).............    222,222     2,222       775,555            --        777,777
  Stock options exercised..............      5,833        59        14,331            --         14,390
  Stock option compensation expense
     (Note 10).........................         --        --     3,004,492            --      3,004,492
  Capital contribution from affiliate
     (Note 10).........................         --        --       280,140            --        280,140
  Net loss.............................         --        --            --    (1,077,332)    (1,077,332)
                                         ---------   -------   -----------   -----------    -----------
Balance at March 31, 1999..............  9,567,181   $95,672   $19,101,179   $(4,599,608)   $14,597,243
                                         =========   =======   ===========   ===========    ===========

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEARS ENDED MARCH 31,
                                                       -----------------------------------------
                                                          1997           1998           1999
                                                       -----------    -----------    -----------
Cash flows from operating activities:
  Net income (loss)..................................  $   888,617    $ 2,500,645    $(1,077,332)
                                                       -----------    -----------    -----------
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation....................................    1,031,377      1,238,348      1,306,716
     Amortization....................................      987,720      1,037,224      1,137,201
     Provision for doubtful accounts.................      222,436        154,231        307,960
     Provision for inventory obsolescence............    1,024,167        (47,615)       389,430
     Deferred income taxes...........................      (16,543)        38,391     (1,398,908)
     Loss on disposal of equipment...................           --         60,050             --
     Stock compensation expense......................           --        404,444      3,004,492
     Changes in other assets and liabilities:
       Accounts receivable, trade....................   (1,890,472)    (2,068,370)       288,527
       Accounts receivable, other....................       69,790        511,516       (143,544)
       Receivable from affiliate.....................    3,363,067        (55,858)    (2,030,594)
       Inventories...................................    2,484,804        358,897       (994,695)
       Prepaid expenses and other assets.............     (364,109)      (134,684)      (163,050)
       Income taxes receivable.......................           --     (1,292,520)       672,740
       Other long-term assets........................           --         13,088         64,225
       Accounts payable..............................    2,193,078     (1,164,040)      (156,655)
       Payable to affiliate..........................           --             --      1,072,907
       Income taxes payable..........................      934,475     (1,705,213)        30,000
       Accrued liabilities...........................    1,477,886        231,452      1,412,022
                                                       -----------    -----------    -----------
          Total adjustments..........................   11,517,676     (2,420,659)     4,798,774
                                                       -----------    -----------    -----------
          Net cash provided by operating
            activities...............................   12,406,293         79,986      3,721,442
                                                       -----------    -----------    -----------
Cash flows from investing activities:
  Capital expenditures...............................   (1,409,717)    (1,433,281)    (1,031,817)
  Purchases of intangible assets.....................     (547,858)      (244,266)       (76,110)
                                                       -----------    -----------    -----------
          Net cash used in investing activities......   (1,957,575)    (1,677,547)    (1,107,927)
                                                       -----------    -----------    -----------
Cash flows from financing activities:
  Payable to affiliate...............................   (8,971,280)     2,295,059     (3,648,190)
  Borrowings under line of credit....................           --             --      2,500,000
  Net proceeds from sales of stock...................           --      1,597,079      1,918,789
  Stock options exercised............................           --        130,200         14,390
  Distribution to affiliate..........................           --     (1,100,000)            --
  Other..............................................      (67,106)       (69,234)      (126,006)
                                                       -----------    -----------    -----------
          Net cash provided by (used in) financing
            activities...............................   (9,038,386)     2,853,104        658,983
                                                       -----------    -----------    -----------
Net increase in cash and cash equivalents............    1,410,332      1,255,543      3,272,498
Cash and cash equivalents at beginning of year.......      198,197      1,608,529      2,864,072
                                                       -----------    -----------    -----------
Cash and cash equivalents at end of year.............  $ 1,608,529    $ 2,864,072    $ 6,136,570
                                                       ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS

     Aironet Wireless Communications, Inc. (the "Company") was incorporated in 1993. The Company's operations were formed from one subsidiary and two units of the Company's parent, Telxon Corporation ("Telxon"): Telesystems SLW Inc. ("Telesystems") -- a designer and manufacturer of wireless spread spectrum LAN radios; Telxon's Radio and Wireless Network Engineering Group -- designers of advanced spread spectrum technology radios and network software; and Telxon's RF Software Engineering Group -- advanced software designers of universal wireless connectivity systems for integration into other computer manufacturer's networks. As of March 31, 1999, Telxon owned approximately 76 percent of the Company's outstanding common stock. The Company designs, develops and markets high speed, standards-based wireless local area networking ("LAN") solutions. The Company's products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. The Company markets its products directly to Telxon and to non-affiliates in North America, Europe and Asia through a network of value added resellers ("VARs"), distributors, original equipment manufacturers ("OEMs"), and to a lesser extent directly to end users.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries Aironet Canada, Inc. ("ACI"), Aironet Canada Limited ("ACL") and Aironet Europe S.A. All significant intercompany transactions have been eliminated in consolidation.

     FOREIGN CURRENCY MANAGEMENT

     The U.S. dollar is the functional currency for all of the Company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

     COMPREHENSIVE INCOME

     The Company has no items of comprehensive income.

     STATEMENT OF CASH FLOWS INFORMATION

     The Company considers all highly liquid investments which are both readily convertible to cash and have a maturity of three months or less when purchased to be cash equivalents.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)
     Supplemental disclosures of cash flow information for the years ended March 31 is as follows:

                                                            1997          1998          1999
                                                         ----------    ----------    ----------
Cash paid during the year for:
  Interest.............................................  $  231,507    $  113,448    $  130,329
                                                         ==========    ==========    ==========
  Taxes................................................  $1,398,760    $4,923,512    $1,374,693
                                                         ==========    ==========    ==========
Noncash financing activities:
  Distribution to affiliate............................  $1,100,000    $       --    $       --
  Distribution to affiliate............................   3,307,103            --            --
  Capital contributions to affiliate...................          --       644,623       280,140
  Receivable from sales of common stock................          --     1,499,998        77,777
  Accrued expenses related to sales of common stock....          --       281,209            --
  Note receivable from stockholder.....................          --       372,000            --

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments consist of cash and cash equivalents, notes receivable, line of credit and in fiscal years 1997 and 1998 payable to affiliate. The carrying amounts reported in the consolidated balance sheets for these items approximate their fair values.

     INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

     INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

     The Company was included in the consolidated tax filings of Telxon through March 31, 1998 and calculated its current and deferred income taxes as if it had filed separate tax returns. Amounts due or receivable subsequently determined for current income taxes related to that period were indemnified by Telxon as of March 31, 1998 and therefore recorded as contributed capital or dividends. Effective April 1, 1998, due to a reduction of Telxon's ownership in the Company, the Company is no longer included in the consolidated tax filings of Telxon (Notes 8 and 10).

     PROPERTY AND EQUIPMENT

     Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. The ranges of the estimated useful lives are: machinery and equipment, two to five years; furniture and office equipment, ten years; customer service equipment and tooling, three years; and leasehold improvements, over the shorter of the useful life of the asset or the life of the lease. Gains and losses from the sale or retirement of property and equipment are included in income.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)
     INTANGIBLE ASSETS, NET

     The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is included in intangible assets, net in the accompanying consolidated balance sheets. Goodwill is amortized on a straight-line basis over ten years.

     Software costs are capitalized and amortized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed." Product and software license agreements are capitalized and amortized over the shorter of the license period or estimated useful life. Purchased computer software is capitalized and amortized using the straight-line method, over the expected useful life of the software, generally from three to five years. All other assets included in intangible assets, net are recorded at cost and are amortized on a straight-line basis over their expected useful lives.

     Research and development costs are expensed as incurred and include costs associated with new product development and costs to significantly improve existing products.

     The Company periodically reviews intangible and other long-lived assets to assess recoverability. Impairments, if any, are recognized in results of operations if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

     WARRANTY OBLIGATIONS

     The Company provides various product warranties. The estimated obligation to repair products or to replace components thereof is reviewed each accounting period, based on experience trends and current cost per claim information, and adjusted as necessary.

     REVENUE RECOGNITION

     The Company recognizes revenues from product sales to VARs, OEMs and end users at the time of shipment, provided that there are no significant obligations related to the product delivered, no collection uncertainties and objective evidence exists to support the fair value of all elements included in the respective agreements. The Company recognizes revenues from product sales to distributors at the time of shipment except that during the year ended March 31, 1999, the Company granted certain distributors limited rights of return and price protection on unsold products. Until such time as adequate historical information is available, revenues in an amount equal to the gross profit on shipments with the right of return, are not recognized until the right of return has lapsed. A reserve for price protection is established at the time the Company makes a decision to reduce prices. Revenues from customer service contracts are recognized ratably over the maintenance contract period or as the services are performed. Revenues through February 28, 1999 related to a royalty arrangement with Telxon were recognized when the respective units of product were shipped, invoiced or transferred to Telxon's customers. Commencing March 1, 1999, revenues related to the royalty arrangement with Telxon, as amended, are recognized as a contractual amount per month (Note 13).

     RESTRUCTURING CHARGE

     In December 1996, the Company's executive management adopted the Canadian restructuring plan. The purpose of the restructuring was to consolidate the Company's operations in the Akron, Ohio area.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)
The plan identified 48 specific employees to be terminated, consisting of 7 general and administrative employees, 2 engineering employees and 39 manufacturing employees. All employees were terminated with the exception of 1 manufacturing employee who was transferred to the United States. Actual termination dates varied from May 1997 to September 1997. The Company recorded a $500,000 restructuring charge in fiscal year 1997, of which $415,000 was severance and $85,000 was rent, which was estimated to cover the period subsequent to closing. Of the $500,000 restructuring charge, $150,000 was charged to general and administrative expenses, $50,000 to engineering and $300,000 to manufacturing. The Company actually paid $391,000 from June 1997 through October 1997, and $20,000 is owed to one employee but will not be paid until instructed otherwise by Revenue Canada which is in a dispute with the employee. All rent obligations were settled by February 1998 for payments aggregating $65,000. The restructuring was substantially complete in the first quarter of fiscal year 1998.

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation awards to employees pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, compensation expense is recognized if, at the measurement date, the grant price is less than the market value. Compensation expense, if any, is recognized in a manner consistent with the methodology prescribed by Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans."

     The Company accounts for stock-based compensation awards to non-employees pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" and has adopted the disclosure only provisions of SFAS No. 123 for its employee stock-based compensation awards. SFAS No. 123 prescribes a fair value basis of accounting for stock options at the measurement date. Compensation expense for non-employee stock options is recognized on a straight-line basis.

     NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee and non-employee stock options and stock purchase warrants, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the denominators of the basic and diluted per share computations is provided below:

                                                           YEARS ENDED MARCH 31,
                                                    -----------------------------------
                                                      1997         1998         1999
                                                    ---------    ---------    ---------
Common shares:
  Weighted average shares outstanding -- basic....  8,085,000    8,122,882    9,324,825
  Additional shares potentially issuable for stock
     options and stock purchase warrants..........         --      196,181           --
                                                    ---------    ---------    ---------
  Weighted average shares outstanding --diluted...  8,085,000    8,319,063    9,324,825
                                                    =========    =========    =========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)
     For the years ended March 31, 1997 and 1998, 1,257,000 and 895,237, respectively, of stock options and stock purchase warrants were not included in the diluted per share computations due to not being "in the money." For the year ended March 31, 1999, additional shares potentially issuable for stock options and stock purchase warrants would have been 495,621, but for the net loss recorded. The computations of net income (loss) per common share for all periods presented do not include the effects of any dilutive incremental common shares related to stock options granted or common stock warrants issued with exercise rights that are contingent, so long as the contingency is not resolved (Note
10).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CONTINGENCIES

     Contingencies are recorded as expenses when events giving rise to such items are probable and the amounts are estimable in accordance with the requirements of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

     RECLASSIFICATIONS

     The Company has made certain reclassifications in the fiscal year 1999 consolidated financial statements to conform presentation.

NOTE 3 -- INVENTORIES

     Inventories as of March 31 consisted of the following:

                                                                 1998          1999
                                                              ----------    ----------
Purchased components........................................  $3,048,654    $3,723,325
Work-in-process.............................................     202,989       290,180
Finished goods..............................................     768,611       612,014
                                                              ----------    ----------
                                                              $4,020,254    $4,625,519
                                                              ==========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment, net as of March 31 consisted of the following:

                                                               1998           1999
                                                            -----------    -----------
Machinery and equipment...................................  $ 4,672,896    $ 5,562,736
Tooling...................................................      330,446        351,835
Furniture and office equipment............................      181,265        234,763
Leasehold improvements....................................      199,078        199,078
                                                            -----------    -----------
                                                              5,383,685      6,348,412
Less: Accumulated depreciation............................   (2,728,183)    (3,967,809)
                                                            -----------    -----------
                                                            $ 2,655,502    $ 2,380,603
                                                            ===========    ===========

     Depreciation expense for the years ended March 31, 1997, 1998 and 1999 amounted to $1,031,377, $1,238,348 and $1,306,716, respectively.

NOTE 5 -- INTANGIBLE ASSETS, NET

     Intangible assets, net as of March 31 consisted of the following:

                                                                 1998          1999
                                                              ----------    ----------
Goodwill, net of accumulated amortization of $5,194,057 and
$6,059,737..................................................  $3,462,632    $2,596,952
Product and software license agreements, net of accumulated
  amortization of $321,565 and $576,732.....................     722,953       509,263
Other.......................................................      66,549        84,828
                                                              ----------    ----------
                                                              $4,252,134    $3,191,043
                                                              ==========    ==========

     Amortization expense for the years ended March 31 was as follows:

                                                    1997         1998          1999
                                                  --------    ----------    ----------
Goodwill........................................  $865,680    $  865,680    $  865,680
Product and software license agreements.........    76,309       150,102       255,167
Other...........................................    45,731        21,442        16,354
                                                  --------    ----------    ----------
                                                  $987,720    $1,037,224    $1,137,201
                                                  ========    ==========    ==========

NOTE 6 -- ACCRUED LIABILITIES

     Accrued liabilities as of March 31 consisted of the following:

                                                                 1998          1999
                                                              ----------    ----------
Accrued payroll and other employee compensation.............  $  907,892    $1,192,155
Accrued commissions.........................................     195,179       479,388
Other.......................................................   1,123,424     1,685,765
                                                              ----------    ----------
                                                              $2,226,495    $3,357,308
                                                              ==========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 7 -- BANK DEBT

     During July 1998, the Company entered into a revolving credit agreement with a bank that provides for borrowings up to $5.0 million, which expires July 1, 2000. Borrowings under the revolving credit agreement are limited to 80% of the balance of eligible accounts receivable and 50% of the balance of eligible inventories and cash on deposit with the bank. The revolving credit agreement carries a quarterly facility fee and a commitment fee on the unused amount of the agreement. Borrowings under the agreement bear interest at either the bank's prime rate (7.75% at March 31, 1999) or LIBOR plus 2% (6.94% at March 31, 1999). The weighted average interest rate on borrowings outstanding for the year ended March 31, 1999 was 7.47%. The agreement contains certain covenants including prohibiting the Company from paying dividends. If Telxon had reduced its ownership in the Company below 50%, the note would have become due at the discretion of the bank (Note 16). At March 31, 1999, $2.5 million was available under this agreement.

NOTE 8 -- INCOME TAXES

     Components of income (loss) before income taxes for the years ended March 31 are as follows:

                                                  1997           1998           1999
                                               -----------    -----------    -----------
U.S..........................................  $(2,864,462)   $ 4,827,461    $  (818,270)
Foreign......................................    5,792,646       (363,313)       131,920
                                               -----------    -----------    -----------
                                               $ 2,928,184    $ 4,464,148    $  (686,350)
                                               ===========    ===========    ===========

     Components of the provision for income taxes by taxing jurisdiction for the years ended March 31 were as follows:

                                                  1997           1998           1999
                                               -----------    -----------    -----------
Currently payable:
  U.S........................................  $        --    $ 1,590,649    $ 1,322,151
  Foreign....................................    2,056,110        334,463        467,739
Deferred:
  U.S........................................           --        144,670     (1,409,034)
  Foreign....................................      (16,543)      (106,279)        10,126
                                               -----------    -----------    -----------
Provision for income taxes...................  $ 2,039,567    $ 1,963,503    $   390,982
                                               ===========    ===========    ===========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES, (CONTINUED)
     The reconciliations between the reported total income tax provision and the amount computed by multiplying income (loss) before income taxes by the U.S. federal statutory tax rate for the years ended March 31 are as follows:

                                          1997                 1998                 1999
                                  --------------------   -----------------   ------------------
                                    AMOUNT        %        AMOUNT      %       AMOUNT       %
                                  -----------   ------   ----------   ----   ----------   -----
U.S. federal statutory tax
rate............................  $ 1,024,864     35.0%  $1,562,452   35.0%  $ (240,223)   35.0%
Foreign tax rate differential...      515,361     17.6       55,372    1.2      121,200   (17.7)
Net operating loss benefit......   (3,731,195)  (127.4)          --     --           --      --
Taxation of foreign dividends
  (net of foreign tax
  credits)......................    4,381,418    149.7           --     --           --      --
Goodwill amortization...........      302,988     10.3      302,988    6.8      302,988   (44.1)
Stock option compensation
  expense.......................           --       --      113,666    2.5      377,188   (54.9)
Research and development
  credits.......................     (650,057)   (22.2)          --     --     (199,000)   28.5
Other...........................      196,188      6.7      (70,975)  (1.5)      28,829    (3.8)
                                  -----------   ------   ----------   ----   ----------   -----
Effective income tax rate.......  $ 2,039,567     69.7%  $1,963,503   44.0%  $  390,982   (57.0)%
                                  ===========   ======   ==========   ====   ==========   =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31 are presented below:

                                                                1998           1999
                                                             -----------    ----------
Deferred tax assets:
  Stock option compensation expense........................  $        --    $  737,006
  Depreciation.............................................      205,288       202,722
  Reserves.................................................           --       393,993
  AMT credit carryforwards.................................      240,215       191,482
  Foreign tax and general business credits carryforwards...    4,373,962       636,000
  State and local net operating loss carryforwards.........      125,520            --
  Valuation allowance, foreign tax and general business
     credits carryforwards.................................   (4,373,962)     (636,000)
  Valuation allowance, state and local net operating loss
     carryforwards.........................................     (125,520)           --
  Other....................................................           --       168,084
                                                             -----------    ----------
          Total deferred tax assets........................      445,503     1,693,287
                                                             -----------    ----------
Deferred tax liabilities:
  Reserves.................................................      (93,190)           --
  Amortization.............................................     (145,682)      (87,748)
                                                             -----------    ----------
          Total deferred tax liabilities...................     (238,872)      (87,748)
                                                             -----------    ----------
Net deferred tax asset.....................................  $   206,631    $1,605,539
                                                             ===========    ==========
Current asset (liability),net..............................  $   (93,190)   $  723,077
                                                             ===========    ==========
Long-term asset............................................  $   299,821    $  882,462
                                                             ===========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES, (CONTINUED)
     On April 1, 1998, due to the reduction of Telxon's ownership in the Company and the resulting change in tax status of the Company, AMT credit carryforwards were increased by $145,235 and foreign tax and general business credits carryforwards were reduced by $3,606,266. At such time that these carryforwards are realized by the Company, Telxon will be entitled to the cash benefit under the terms of the March 31, 1998 indemnification agreement (Notes 2 and 10). In addition, ACL has claims for Canadian research and development credits for the year ended March 31, 1999 in the amounts of approximately $100,000. If these claims are subsequently accepted, the benefit will be recognized in the years allowed. However, per Canadian tax law there will be a corresponding increase in the subsequent year's taxable income for the amount of the claim recognized.

     ACL recorded a benefit of $650,000 during fiscal year 1997 for Canadian research and development credits claimed during fiscal 1994, 1995 and 1996. The Company's foreign tax credits expire March 31, 2002 and its AMT credit carryforwards have an indefinite carry forward period.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     In the normal course of its operations, the Company is subject to performance under contracts, and has various legal actions and certain contingencies pending. However, in management's opinion, any such outstanding matters have been reflected in the consolidated financial statements, are covered by insurance or would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     As of March 31, 1999, the Company had a Demand Revolving Promissory Note (the "Note") with Telxon under which the Company would have been required to pay Telxon, on demand, the lesser of $50 million or amounts due under intercompany advances, plus interest at the London Interbank Offer Rate at the beginning of the fiscal year (6.34% at April 1, 1997). There were no amounts due to Telxon related to the Note at March 31, 1999. The Note, along with similar notes from other principal subsidiaries of Telxon, was used as collateral for Telxon's $100 million unsecured credit agreement. Telxon's credit agreement expires March 8, 2001 (Note 16).

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS

     Effective June 20, 1996, the Company authorized a one hundred ten thousand for one share common stock split, increasing the number of $.01 par value shares of common stock issued and outstanding to 11,000,000 shares.

     Effective September 5, 1996, the Company authorized an eight thousand eighty-five for eleven thousand share reverse common stock split, reducing the number of $.01 par value shares of common stock issued and outstanding to 8,085,000. The 1996 number of shares outstanding have been retroactively restated for this reverse stock split.

     On March 26, 1997, the Board of Directors authorized a $1,100,000 capital distribution to Telxon. The authorization of the capital distribution in fiscal year 1997. The cash distribution was paid April 15, 1997.

     On March 31, 1997, the Company returned its nonvoting Class A shares in a Telxon subsidiary to that subsidiary which was accounted for on a historical cost basis and resulted in a decrease to paid-in capital of $3,307,103.

     On March 31, 1998, the Company issued 984,126 shares of common stock and warrants to purchase 295,237 shares of common stock for $3,444,444. The Company recorded $628,576 in related

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED) transaction costs resulting in net cash received of $2,815,868. Cash proceeds of $1,499,998 were not received by the Company until April 1998. In addition, the Company incurred as part of the transaction costs a fee for advisory services of $125,000 along with the issuance of 100,000 warrants to purchase common stock, to a board member of the Company. The $125,000 has been accounted for as a reduction of the proceeds received from these transactions. The terms of all the warrants issued contain an exercise price of $3.50 and entitle the warrant holder to exercise the warrants at the earlier of a qualified initial public offering, the entire sale of the Company, or a change of control or spin-off, as defined. The warrants expire on March 31, 2001. No value was assigned to the warrants by the Company at the dates of issuance.

     On March 31, 1998, the date of the stock issuance, the Company entered into a tax indemnification agreement with Telxon. This agreement entitles Telxon to all income tax refunds (as defined in the agreement) which relate to the period prior to the stock issuance and obligates Telxon for all taxes payable (as defined in the agreement) prior to the stock issuance. As a result $280,140 of taxes payable for the year ended March 31, 1999, were recorded as additional paid-in capital. In addition, in fiscal 1998 Telxon elected to forgive the Company's net payable of $644,623 owed to Telxon related to taxes which has been reflected as an additional capital contribution.

     During the year ended March 31, 1999, the Company issued 222,222 additional shares of common stock and warrants to purchase 66,667 shares of common stock for $3.50 per share or aggregate proceeds of $777,777 of which $77,777 was not paid until April 1999. The warrants issued are subject to the same terms as previously issued warrants.

     In July 1996, the Company established the Aironet Wireless Communications, Inc. 1996 Stock Option Plan which was amended and restated on March 30, 1998 ("1996 Amended Plan"). The 1996 Amended Plan provides for the granting of options to key employees of the Company and to certain employees of Telxon and outside directors. The total number of shares for which the Company may grant options under the 1996 Amended Plan cannot exceed 2,150,500. Options are awarded at a price not less than the fair market value on the date the option is granted. Options granted prior to March 30, 1998 have a term of ten years and generally vest one-third on the date granted and one-third on each of the two successive anniversary dates therefrom. Options granted on or after March 30, 1998 have the same terms except an option can only be exercised after the earlier of a change in control or an initial public offering, as defined in the 1996 Amended Plan and vest one-third twelve months after the date of grant and one-third on each of the two successive anniversary dates therefrom. Options granted to non-employees have been accounted for pursuant to EITF Issue No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The non cash compensation expense related to non-employees was determined using the Black-Scholes option pricing model utilizing average assumptions of a dividend yield of 0%, expected volatility of 51.57%, risk free interest rate of 5.14% and an expected life of two years.

     Effective March 31, 1999, the Company's Board of Directors and Stockholders approved an additional amendment to the 1996 Amended Plan that permits vested options granted under the 1996 Amended Plan to be exercised at any time after the earlier of an initial public offering, a change in control, as defined, or March 31, 2001. In addition, the Company's Board of Directors accelerated the vesting of certain options held by persons not employed by the Company. These options were granted on March 30, 1998, at an exercise price of $3.50 in accordance with the terms of the 1996 Amended Plan and were granted to employees of Telxon that contributed or were to contribute to the success and

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED) growth of the Company. As a result of this amendment to the 1996 Amended Plan and immediate vesting of certain outstanding options on March 31, 1999, the Company recorded non cash compensation expense related to employees of $932,539 and non cash compensation expense related to non-employees of $366,992.

     On February 16, 1999, the Company's Board of Directors had approved, subject to stockholder approval (which was determined to be perfunctory), the to be adopted Aironet Wireless Communications, Inc. 1999 Omnibus Stock Incentive Plan (the "1999 Plan") and granted options to acquire 400,000 options under such plan. The 1999 Plan provides for the granting of options, stock appreciation rights ("SARs"), restricted stock and performance units, as defined, to certain officers and other key employees of the Company. The total number of shares the Company may grant under the 1999 Plan cannot exceed 1,765,817. Options granted under the 1999 Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted generally vest over a three-year period on the first three anniversary dates after the date of grant. The Company's Board of Directors formally adopted and approved the 1999 Plan on April 12, 1999, and the Company's Stockholders formally adopted and approved the 1999 Plan on May 7, 1999.

     The following is a summary of the Company's warrants to purchase common stock that are outstanding as of March 31, 1999:

                     WARRANT DATE                        NUMBER OF SHARES    EXERCISE PRICE
                     ------------                        ----------------    --------------
March 1998.............................................      395,237             $3.50
April 1998.............................................       17,143              3.50
May 1998...............................................       42,857              3.50
December 1998..........................................        6,667              3.50

     The following is a summary of the activity in the Company's 1996 Amended Plan and 1999 Plan during fiscal years 1997, 1998 and 1999:

                                                  1996 AMENDED PLAN                1999 PLAN
                                                    STOCK OPTIONS                STOCK OPTIONS
                                              --------------------------    ------------------------
                                                             WEIGHTED                    WEIGHTED
                                                           AVERAGE PRICE               AVERAGE PRICE
                                               SHARES        PER SHARE      SHARES       PER SHARE
                                              ---------    -------------    -------    -------------
March 31, 1996..............................    384,000        $1.86             --        $  --
  Granted...................................  1,040,500         1.86             --           --
  Exercised.................................         --           --             --           --
  Returned to pool due to employee
     terminations...........................   (167,500)        1.86             --           --
                                              ---------        -----        -------        -----
March 31, 1997..............................  1,257,000         1.86             --           --
  Granted...................................    500,000         3.50             --           --
  Exercised.................................   (270,000)        1.86             --           --
  Returned to pool due to employee
     terminations...........................     (6,500)        1.86             --           --
                                              ---------        -----        -------        -----
March 31, 1998..............................  1,480,500         2.41             --           --
  Granted...................................    105,000         3.50        400,000         9.00
  Exercised.................................     (5,833)        3.50             --           --
  Returned to pool due to employee
     terminations...........................    (36,667)        3.09             --           --
                                              ---------        -----        -------        -----
March 31, 1999..............................  1,543,000         2.47        400,000         9.00
                                              =========        =====        =======        =====

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED) At March 31, 1999, there were options outstanding under the 1996 Amended
Plan and 1999 Plan to purchase 1,543,000 and 400,000 shares of common stock, respectively, of which 784,012 and 0 are currently exercisable at a weighted average price per share of $1.86 and $9.00, respectively.

     In February 1998, an employee of the Company exercised 200,000 options with a grant price and fair value of $1.86. At the date of grant the Company provided the employee a non-recourse loan of $372,000 which was applied to payment of the exercise price of the options. The terms of the note did not extend the original option period. The note bears non-recourse interest at 6% per annum on amounts outstanding through maturity, October 31, 2002, and at a prime rate plus 4% per annum thereafter until paid. All unpaid principal and all accrued interest is due in full on October 31, 2002. The 200,000 shares issued (or approved replacement collateral of equal value at the employee's discretion) collateralize the note. Any amounts paid on the note shall be applied first to accrued but unpaid interest and then to unpaid principal. The employee may at any time prepay the note without premium or penalty in amounts of at least $25,000. Pursuant to Emerging Issues Task Force ("EITF") Issue No. 85-1, "Classifying Notes Received for Capital Stock" the note has been recorded as a reduction of additional paid-in capital rather than as an asset. In addition, pursuant to EITF No. 95-16, "Accounting for Stock Compensation Arrangements with Employee Loan Features Under APB Opinion No. 25," the options have been accounted for as variable plan options from the note issuance date until the note is settled or otherwise amended resulting in a $324,760 non cash charge recorded in March 1998 and a non cash charge of $1,077,680 recorded for the year ended March 31, 1999 (Note 16).

     Compensation expense related to all options granted to employees for the years ended March 31, 1997, 1998 and 1999 was $0, $324,760 and $2,010,219,
respectively. Compensation expense related to all options granted to Telxon employees and outside directors, for the years ended March 31, 1997, 1998 and 1999, was $0, $79,684 and $994,273, respectively.

     For SFAS No. 123 purposes, the fair value of each option granted under the 1996 Amended Plan and 1999 Plan are estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in fiscal years 1997, 1998 and 1999, respectively: dividend yield of 0%, expected volatility of 56.22%, 56.00% and 51.57%, risk-free interest rates of 6.74%, 5.72% and 5.14%, and an expected life of five years. The weighted average fair value on the date of grant for options granted during fiscal years 1997, 1998 and 1999 were $1.86, $3.50 and $7.86, respectively.

     If the Company had elected to recognize the compensation cost of its 1996 Amended Plan and 1999 Plan based on the fair value of all awards under the plans in accordance with SFAS No. 123, fiscal years 1997, 1998 and 1999 pro forma net income (loss) and pro forma net income (loss) per common share would have been as follows:

                                                                   1997         1998          1999
                                                                 --------    ----------    -----------
Net income (loss):                       As reported...........  $888,617    $2,500,645    $(1,077,332)
                                         Pro forma.............   680,440     2,212,447       (344,368)
Net income (loss) per common share:
  Basic:                                 As reported...........  $   0.11    $     0.31    $     (0.12)
                                         Pro forma.............      0.08          0.27          (0.04)
  Diluted:                               As reported...........  $   0.11    $     0.30    $     (0.12)
                                         Pro forma.............      0.08          0.27          (0.04)

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED)
     In March 1999, the Company decided to file a registration statement to register shares of its common stock with the Securities and Exchange Commission for an initial public offering (the "Offering"). Effective with the Offering, the Company's outstanding warrants and certain of the Company's vested options will become exercisable. Also, the 1998 License, Rights and Supply Agreement, as amended, between Telxon and the Company stipulates that the percentages related to change in control provisions of that agreement be reduced effective with the Offering and that Telxon be permitted to purchase specific products from the Company under the terms of the agreement for up to 4 years from the effective date of the Offering. In the event the Company has a change in control, Telxon's royalties terminate following certain events. Prior to the Offering, a change in control would only occur if more than 50% of the Company's common stock was acquired by a party other than Telxon or the Company's private investors gained the right to designate a majority of the Company's board. After the Offering a change in control occurs if 20% of the Company's common stock is acquired or a majority of the Company's directors have not been presented for election by the Company's then existing board. The Offering does not constitute a change in control event, and therefore, royalties payable by Telxon will not cease as a result of the offering.

NOTE 11 -- LEASES

     The Company leases office and manufacturing facilities and certain equipment under noncancellable operating leases. Future minimum lease payments for long-term noncancellable operating leases for fiscal years ending March 31 are as follows:

2000........................................................  $  787,633
2001........................................................     330,084
2002........................................................         762
                                                              ----------
                                                              $1,118,479
                                                              ==========

     Rent expense for fiscal 1997, 1998 and 1999 amounted to $508,912, $786,380 and $813,221, respectively. Rent expense in fiscal years 1998 and 1999 included $110,000 and $412,758, respectively, related to leases with Telxon for the Company's manufacturing and office facilities.

NOTE 12 -- BUSINESS SEGMENT

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to stockholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocations and performance, and for which discrete financial information is available. The Company adopted the provisions of this statement in fiscal 1999.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 12 -- BUSINESS SEGMENT, (CONTINUED)
     Management has determined that the Company consists of a single operating segment, therefore, the disclosure requirements of SFAS No. 131 consist only of revenues based on location of customer and long-lived assets by geographic location for the years ended March 31 as follows:

                                                 1997           1998           1999
                                              -----------    -----------    -----------
Revenues:
  United States.............................  $58,511,315    $38,351,412    $31,826,941
  Japan.....................................      229,608      1,675,328      6,809,069
  All other countries.......................    2,586,974      5,107,655      6,616,815
                                              -----------    -----------    -----------
          Total.............................  $61,327,897    $45,134,395    $45,252,825
                                              ===========    ===========    ===========
Long-lived assets, net:
  United States.............................                 $ 3,226,149    $ 2,924,780
  Japan.....................................                          --             --
  All other countries.......................                   3,751,082      2,652,236
                                                             -----------    -----------
          Total.............................                 $ 6,977,231    $ 5,577,016
                                                             ===========    ===========

     Telxon (Note 13) represented 76%, 55% and 37%, respectively, of the Company's total revenues for the years ended March 31, 1997, 1998 and 1999. The Company had two other customers that represented 0%, 3% and 28%, respectively, of total revenues for the years ended March 31, 1997, 1998 and 1999.

     The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 13 -- TRANSACTIONS WITH AFFILIATE

     The Company supplies Telxon with its radio and wireless LAN products for inclusion in Telxon's products and for resale as discrete products. Approximately 76%, 55%, and 37%, respectively, of the Company's consolidated net product revenues for each of the years ended March 31, 1997, 1998 and 1999 were derived from Telxon.

     Amounts receivable for the sale of such products to Telxon have been recorded as receivable from affiliate in the accompanying consolidated balance sheets. Through March 31, 1998, Telxon supported the operations of the Company's domestic engineering and general and administrative functions through cash funding of working capital needs. Telxon's advances to the Company have been included in payable to affiliate in the accompanying consolidated balance sheets (Note 9).

     Effective March 1, 1999, the Company and Telxon amended the existing License, Rights and Supply Agreement (the "Amended Agreement"), without payment and without the right of waiver or amendment pursuant to a mutual written agreement, in which the Company has granted Telxon certain rights and licenses to accommodate changes in respective business plans. The Amended Agreement eliminates the previous per unit royalty arrangement and substitutes a fixed monthly royalty payment of $541,667 for the period March 1, 1999 to March 31, 2000, $416,667 for the period April 1, 2000 to March 31, 2001 and $333,333, thereafter. The Amended Agreement also enables Telxon the choice of converting to a per unit royalty on April 1, 2001 or thereafter. Revenue of $481,667 per month related

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 13 -- TRANSACTIONS WITH AFFILIATE, (CONTINUED) to the Amended Agreement will be recognized by the Company during the period March 1, 1999 through March 31, 2001 and $333,333 per month thereafter, subject to conversion to a per unit basis by Telxon.

NOTE 14 -- ALLOCATIONS OF COSTS AND EXPENSES

     Pursuant to an agreement for services, Telxon provides the Company with administrative services such as human resource and benefits services, tax planning and return preparation, payroll processing, computer system services and legal services. These services are invoiced to the Company monthly at fixed amounts that were in part based on the Company's direct domestic operating expenses in relation to the direct domestic operating expenses of Telxon. In addition, costs associated with Telxon's and the Company's self-insurance health plan are allocated to the Company based on a ratio of the Company's number of domestic employees to Telxon's number of domestic employees. The costs to the Company were $549,836, $723,950 and $756,938 for the years ended March 31, 1997, 1998 and 1999, respectively. Included in these amounts are self-insured health costs of $185,873, $359,987 and $448,973 for the years ended March 31, 1997,
1998 and 1999, respectively. In addition, direct costs associated with the Company's property and equipment and directors and officers insurance program coverages and the Company's life, dental, disability and savings and retirement plans are paid by Telxon and subsequently reimbursed by the Company. Management believes these allocations are reasonable, however, while reasonable, they may not necessarily be indicative of the costs that would have been incurred by the Company had it performed these functions itself or received services as a stand-alone entity.

     Also, as discussed in Note 9 to the consolidated financial statements, the Company incurred interest expense to Telxon of $231,507 and $113,448 for the years ended March 31, 1997 and 1998, respectively, based on the unadjusted balance of the net payable to affiliate at the end of each month at the one year LIBOR rate at the beginning of the year (6.34% at April 1, 1997), and, as discussed in Note 11 to the consolidated financial statements, incurred rent expense of $110,000 and $412,758 to Telxon for the years ended March 31, 1998 and 1999, respectively.

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 in fiscal 1999 did not have a material impact on the Company's financial reporting.

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires companies to report financial and descriptive information about their reportable operating segments. The financial information is required to be reported on the same basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for periods beginning after December 15, 1997, with interim information required for the year following adoption. SFAS No. 131 had no impact on the Company's consolidated financial position, results of operations or cash flows and the required disclosures have been included in Note 12 to the consolidated financial statements.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS, (CONTINUED)
     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which is effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue and did not have a material effect on the Company's financial results. The effect of SOP 97-2 on the future operating results of the Company is dependent on the nature and terms of the individual software licensing agreements entered into in fiscal year 2000 and thereafter, if any.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in fiscal year 2000 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures cannot be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 in fiscal year 2000 will not have a material impact on its financial results.

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 in fiscal year 2000 and does not expect the impact of adoption to be material.

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999

     STOCK-BASED COMPENSATION

     In April 1999, the Board of Directors terminated the 1996 Amended Plan. The termination eliminates the Company's ability to grant further options under the 1996 Amended Plan but does not affect options outstanding under the 1996 Plan at termination.

     The Company's Board of Directors adopted and approved the Aironet Wireless Communications, Inc. 1999 Stock Option Plan for Non-Employee Directors (the "1999 Non-Employee Directors Plan") on April 27, 1999. The Company's Stockholders adopted and approved the 1999 Non-Employee Directors Plan on May 13, 1999. The 1999 Non-Employee Director Plan entitles each non-employee Director who is sitting on the Company's Board of Directors on the first day that the Company's common stock commences trading on NASDAQ subsequent to the Offering (Note 10), to purchase 25,000 shares of the Company's common stock with an exercise price equal to the initial public offering price per share. These grants will be accounted for pursuant to APB Opinion No. 25. In addition, each non-employee Director who continues to serve on the Company's Board will automatically be granted options to purchase 5,000 shares of the Company's common stock on each anniversary of his or her

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999, (CONTINUED) election or re-election to the Board. The Board of Directors also retains the right to grant additional options to non-employee Director at its sole discretion. Options granted under the 1999 Non-Employee Directors Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted immediately following the Offering vest ratably over a three-year period while the options granted on the individual Director's anniversary dates vest three years after they are granted.

     On May 25, 1999, a committee of the Board of Directors approved a grant of 100,000 stock options with an exercise price of $9.00 per share to an officer of the Company under the terms of the 1999 Plan. In addition, the Board of Directors approved a grant of 25,000 stock options with an exercise price of $9.00 per share to a director of the Company for advisory services related to the Offering under the terms of the 1999 Non-Employee Directors Plan. The Company intends to account for the grant of 100,000 stock options pursuant to APB Opinion No. 25 with no compensation expense expected and the grant of 25,000 stock options pursuant to SFAS No. 123 with the resulting charge being reflected as a reduction of the Offering proceeds.

     STOCK PURCHASE PLAN

     The Company's Board of Directors approved the Aironet Wireless Communications, Inc. 1999 Employee Stock Purchase Plan (the "1999 Stock Purchase Plan") on April 12, 1999. The Company's Stockholders approved the 1999 Stock Purchase Plan on May 7, 1999. The terms of the 1999 Stock Purchase Plan provide the opportunity for eligible employees to purchase unrestricted common shares of the Company, subjected to annual limitations, at a price per share equal to 85% of the closing price (as defined in the agreement) of the Company's stock. The total number of shares of common stock that may be purchased under the 1999 Stock Purchase Plan is 500,000 shares.

     STOCKHOLDER RIGHTS AGREEMENT

     On April 12, 1999, the Board of Directors adopted and approved a stockholder "Rights Plan" and the Board declared a dividend of one common stock purchase right on each share of common stock outstanding prior to the effectiveness of the plan; thereafter, shares are issued pursuant to the plan with a purchase right. The Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders. Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. The purchase rights become exercisable in the event the Company is a party to certain merger or business combination transactions, as defined, or in the event an "acquiring person," as defined, becomes a beneficial owner of 15% or more of the Company's outstanding common stock. In these circumstances, each holder of a share right (other than the acquiring person) will have the right to receive shares of the acquiring company or the Company, as appropriate, having a market value of two times the exercise price of the purchase right. The rights expire ten years from the effective date of the plan unless earlier redeemed by the Company. The rights can be redeemed at a price of $.001 per right.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999, (CONTINUED)
     AUTHORIZED CAPITAL STOCK

     On April 12, 1999, the Company's Board of Directors approved and adopted an amended and restated certificate of incorporation which increased the number of authorized common shares of the Company from 15,000,000 shares to 60,000,000. In addition, the amended and restated certificate authorized 500,000 shares of undesignated preferred stock with a par value of $.01 per share.

     NOTES PAYABLE AND RECEIVABLE

     In April 1999, the Company's revolving credit agreement discussed in Note 7 to the consolidated financial statements was amended to eliminate the requirement that Telxon's ownership of the Company must be at least 50%. In April 1999, the Company amended its note receivable agreement discussed in Note 10 to the consolidated financial statements to eliminate the prepayment option provision. In addition, in May 1999, the note with Telxon discussed in Note 9 to the consolidated financial statements was cancelled.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,
                                                                  1999         MARCH 31,
                                                               (UNAUDITED)       1999
                                                              -------------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $48,008        $ 6,137
  Accounts receivable, trade, net...........................       5,375          4,242
  Accounts receivable, other................................         680            243
  Receivable from affiliate.................................       4,051          3,609
  Inventories...............................................       5,039          4,625
  Deferred tax asset........................................         802            733
  Prepaid expenses and other................................         678            404
  Income taxes receivable...................................         282            620
                                                                 -------        -------
          Total current assets..............................      64,915         20,613
Property and equipment, net.................................       2,717          2,381
Deferred tax asset..........................................         932            882
Intangible assets, net......................................       2,725          3,191
Other long-term assets......................................           5            131
                                                                 -------        -------
          Total assets......................................     $71,294        $27,198
                                                                 =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $ 4,838        $ 4,618
  Payable to affiliate......................................       1,015          2,085
  Income taxes payable......................................         239             30
  Deferred tax liability....................................          --             10
  Accrued liabilities.......................................       4,599          3,358
                                                                 -------        -------
          Total current liabilities.........................      10,691         10,101
  Line of credit............................................          --          2,500
                                                                 -------        -------
          Total liabilities.................................      10,691         12,601
Stockholders' equity:
  Common stock, $.01 par value per share; 60,500,000 shares
     authorized; 14,203,544 shares issued and outstanding...         142             96
  Additional paid-in capital................................      63,638         19,101
  Accumulated deficit.......................................      (3,177)        (4,600)
                                                                 -------        -------
          Total stockholders' equity........................      60,603         14,597
                                                                 -------        -------
          Total liabilities and stockholders' equity........     $71,294        $27,198
                                                                 =======        =======

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED     SIX MONTHS ENDED
                                                         SEPTEMBER 30,         SEPTEMBER 30,
                                                       ------------------    ------------------
                                                        1999       1998       1999       1998
                                                       -------    -------    -------    -------
Revenues:
Non-affiliate........................................  $10,298    $ 5,049    $19,763    $11,211
  Affiliate product..................................    3,231      2,470      4,724      3,904
  Affiliate royalty..................................    1,445      2,460      2,890      4,341
                                                       -------    -------    -------    -------
          Total revenues.............................   14,974      9,979     27,377     19,456
                                                       -------    -------    -------    -------
Cost of revenues:
  Non-affiliate......................................    5,800      3,541     11,097      7,449
  Affiliate..........................................    2,420      2,072      3,570      3,286
                                                       -------    -------    -------    -------
          Total cost of revenues.....................    8,220      5,613     14,667     10,735
                                                       -------    -------    -------    -------
Gross profit:
  Non-affiliate......................................    4,498      1,508      8,666      3,762
  Affiliate product..................................      811        398      1,154        618
  Affiliate royalty..................................    1,445      2,460      2,890      4,341
                                                       -------    -------    -------    -------
          Total gross profit.........................    6,754      4,366     12,710      8,721
                                                       -------    -------    -------    -------
Operating expenses:
  Sales and marketing................................    2,432      1,274      4,791      2,756
  Research and development...........................    1,758      1,527      3,516      3,151
  General and administrative.........................    1,067        898      1,848      1,998
  Goodwill amortization..............................      216        216        432        432
                                                       -------    -------    -------    -------
          Total operating expenses...................    5,473      3,915     10,587      8,337
                                                       -------    -------    -------    -------
Income from operations...............................    1,281        451      2,123        384
Interest (income), net...............................     (372)        --       (389)       (10)
                                                       -------    -------    -------    -------
Income before income taxes...........................    1,653        451      2,512        394
Provision for income taxes...........................      675        618      1,089        540
                                                       -------    -------    -------    -------
Net income (loss)....................................  $   978    $  (167)   $ 1,423    $  (146)
                                                       =======    =======    =======    =======
Net income (loss) per common share:
  Basic..............................................  $  0.08    $ (0.02)   $  0.13    $ (0.02)
                                                       -------    -------    -------    -------
  Diluted............................................  $  0.07    $ (0.02)   $  0.12    $ (0.02)
                                                       -------    -------    -------    -------
Weighted average shares used in calculating net
  income (loss) per common share:
  Basic..............................................   12,303      9,339     10,838      9,277
                                                       -------    -------    -------    -------
  Diluted............................................   13,480      9,339     12,051      9,277
                                                       -------    -------    -------    -------

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Cash flows from operating activities:
  Net income................................................  $ 1,423    $  (146)
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................      606        653
     Amortization...........................................      561        577
     Provision for doubtful accounts........................      163        156
     Provision for inventory obsolescence...................      655         96
     Deferred income taxes..................................     (129)      (109)
     Stock compensation expense.............................      224        780
     Changes in other assets and liabilities:
       Accounts receivable, trade...........................   (1,296)       882
       Accounts receivable, other...........................     (437)    (2,259)
          Receivable from affiliate.........................     (442)    (1,534)
          Inventories.......................................   (1,069)      (633)
          Prepaid expenses and other assets.................     (274)       (89)
          Income taxes receivable...........................      338         --
          Other long-term assets............................      (12)       (46)
          Accounts payable..................................      220        575
          Payable to affiliate..............................   (1,260)       121
          Income taxes payable..............................      209        650
          Accrued liabilities...............................    1,241        680
                                                              -------    -------
          Total adjustments.................................     (702)       500
                                                              -------    -------
          Net cash provided by operating activities.........      721        354
Cash flows from investing activities:
  Capital expenditures......................................     (942)      (563)
  Purchases of intangible assets............................      (95)        --
                                                              -------    -------
          Net cash used in investing activities.............   (1,037)      (563)
                                                              -------    -------
Cash flows from financing activities:
  Payable to affiliate......................................       --     (3,648)
  Net proceeds from sales of stock..........................   45,664      1,918
  Line of credit............................................   (2,500)     2,500
  Options exercised.........................................      202         --
  Deferred offering costs...................................   (1,179)        --
                                                              -------    -------
          Net cash provided by financing activities.........   42,187        770
                                                              -------    -------
Net (decrease) increase in cash and cash equivalents........   41,871        561
Cash and cash equivalents at beginning of period............    6,137      2,864
                                                              -------    -------
Cash and cash equivalents at end of period..................  $48,008    $ 3,425
                                                              =======    =======

See accompanying notes to the consolidated financial statements.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The financial information herein includes the accounts of Aironet Wireless Communications, Inc. and its subsidiaries (the "Company"). The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all financial information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the consolidated statement of financial position as of September 30, 1999 and the related statements of operations and cash flows for the three-month and six-month periods ended September 30, 1999 and 1998. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. For further information refer to the Consolidated Financial Statements and the Notes thereto included in the Company's Registration Statement on Form S-1, as amended (Registration No. 333-78507), filed with the Securities and Exchange Commission on May 14, 1999 and which became effective on July 29, 1999 (the "Registration Statement") and Form 10-Q filed September 10, 1999.

     The Company has no items of other comprehensive income.

NOTE 2 -- INVENTORIES

     Inventories consisted of the following:

                                                         SEPTEMBER 30,   MARCH 31,
                                                             1999          1999
                                                         -------------   ---------
                                                              (IN THOUSANDS)
Purchased components...................................     $3,915        $3,723
Work-in-process........................................        401           290
Finished goods.........................................        723           612
                                                            ------        ------
                                                            $5,039        $4,625
                                                            ======        ======

NOTE 3 -- NET INCOME PER COMMON SHARE

     Basic net income per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee and non-employee stock options and stock purchase warrants, assuming the proceeds are used to repurchase outstanding shares at the average market price during the quarter. A reconciliation of the denominators of the basic and diluted per share computations is provided below:

                                                         THREE MONTHS       SIX MONTHS
                                                            ENDED             ENDED
                                                        SEPTEMBER 30,     SEPTEMBER 30,
                                                        --------------    --------------
                                                         1999    1998      1999    1998
                                                        ------   -----    ------   -----
Weighted average common shares outstanding -- basic...  12,303   9,339    10,838   9,277
Additional shares potentially issuable for stock
options and stock purchase warrants...................   1,177      --     1,213      --
                                                        ------   -----    ------   -----
Weighted average common shares
  outstanding -- diluted..............................  13,480   9,339    12,051   9,277
                                                        ======   =====    ======   =====

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

     For the three months ended September 30, 1999 and 1998, 0 and 1,032,737 respectively, of stock options and stock purchase warrants were not included in the diluted per share computations due to not being "in the money." For the six months ended September 30, 1999 and 1998, 0 and 1,032,737 respectively, of stock options and stock purchase warrants were not included in the diluted per share computations due to not being "in the money." The computations of net income per common share for all periods presented do not include the effects of any dilutive incremental common shares related to stock options granted or common stock warrants issued with exercise rights that are contingent, so long as the contingency is not resolved.

NOTE 4 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS

     STOCKHOLDER RIGHTS AGREEMENT

     On April 12, 1999, the Board of Directors adopted and approved a stockholder "Rights Plan" and the Board declared a dividend of one common stock purchase right on each share of common stock outstanding prior to the effectiveness of the plan; thereafter, shares are issued pursuant to the plan with a purchase right. The Company's Stockholders approved the Rights Plan on May 7, 1999. The Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders. Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. The purchase rights become exercisable in the event the Company is a party to certain merger or business combination transactions, as defined, or in the event an "acquiring person," as defined, becomes a beneficial owner of 15% or more of the Company's outstanding common stock. In these circumstances, each holder of a share right (other than the acquiring person) will have the right to receive shares of the acquiring company or the Company, as appropriate, having a market value of two times the exercise price of the purchase right. The rights expire ten years from the effective date of the plan unless earlier redeemed by the Company. The rights can be redeemed at a price of $.001 per right.

     CAPITAL STOCK

     On August 27, 1999, the Company's underwriters exercised their option to purchase an additional 846,800 shares to cover over-allotments sold by the underwriters in our Initial Public Offering ("Offering"), of which 564,562 shares were sold by the Company and 282,238 shares were sold by Telxon, as a selling stockholder. The closing of this transaction took place on September 1, 1999 with proceeds to the Company of $5,775,469.26.

NOTE 5 -- SUBSEQUENT EVENTS

     Effective October 19, 1999, Aironet's Board of Directors entered into Change of Control agreements with five of its executives. Pursuant to these agreements, should an executive be terminated without cause or resigns with good cause within two years of a change of control, that executive will receive severance pay equivalent to one or two times the executive's prior years' annual compensation and receive benefit plan coverage for a period of up to two years from change in control.

     Effective October 29, 1999, the Compensation Committee of Aironet's Board of Directors adopted the First Amendment to the Aironet Wireless Communications, Inc, 1999 Employee Stock Purchase Plan. The amendment changes the commencement of the initial payment period from the first day of the

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES first month following our initial public offering to the first pay day in November 1999 and makes a technical change relating to foreign subsidiaries.

     Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 8, 1999 (the "Merger Agreement") by and among Cisco Systems, Inc. ("Cisco"), Aironet and Osprey Acquisition Corporation, a wholly-owned subsidiary of Cisco ("Merger Sub"), Merger Sub will merge (the "Merger") with and into Aironet, with the separate corporate existence of Merger Sub ceasing and Aironet continuing as the surviving corporation and a wholly-owned subsidiary of Cisco. At the effective time of the Merger (the "Effective Time"), each share of Aironet's common stock issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive 0.63734 shares of Cisco's common stock, and the Aironet stock will be deregistered and delisted. The value of the transaction based on the trading price of Cisco's common stock on the date of the Merger Agreement is approximately $799 million.

     The consummation of the Merger is subject to various conditions precedent, including (i) approval of the Merger Agreement by the stockholders of Aironet and (ii) expiration or early termination of the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Aironet has granted Cisco an option to acquire 2,826,375 shares of its common stock, at an exercise price of $48 per share, exercisable upon the occurrence of certain events and has agreed to pay Cisco a fee of $25 million if the Merger is not consummated and certain events have occurred. In addition, certain stockholders of Aironet have agreed to vote in favor of the approval of the Merger Agreement.

     In connection with the Merger Agreement, Aironet's Board of Directors adopted Amendment No. 1 to the Stockholder Rights Agreement dated November 8, 1999. The amendment assures that the purchase rights associated with Aironet's common stock do not become exercisable as a result of Aironet entering into the Merger Agreement, consummating the Merger or in the event that Telxon Corporation transfers its shares of Aironet to a wholly owned subsidiary of Telxon prior to the Merger. In addition, the Company entered into an Agreement with Telxon and Cisco dated as of November 8, 1999, pursuant to which certain of Telxon's agreements with Aironet terminate at the Effective Time of the Merger and certain other agreements will come into force.

     Also in connection with the Merger, Aironet's Board of Directors took action not to accelerate outstanding options other than those granted under the 1999 Stock Option Plan for Non-Employee Directors and not to cash out any outstanding options which will be assumed by Cisco. Aironet's employee benefit plans will not be assumed by Cisco, rather after the Merger eligible employees will be able to participate in Cisco's benefit plans.

     On October 18, 1999, Aironet's Board of Directors granted options under the 1999 Omnibus Stock Incentive Plan to purchase 105,000 shares of the Company's common stock.

                                                                      APPENDIX A

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  BY AND AMONG

                              CISCO SYSTEMS, INC.,

                         OSPREY ACQUISITION CORPORATION

                                      AND

                     AIRONET WIRELESS COMMUNICATIONS, INC.

                                NOVEMBER 8, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I  THE MERGER.......................................   A-5
1.1   The Merger............................................   A-5
     1.2   Closing; Effective Time..........................   A-6
     1.3   Effect of the Merger.............................   A-6
     1.4   Certificate of Incorporation; Bylaws.............   A-6
     1.5   Directors and Officers...........................   A-6
     1.6   Effect on Capital Stock..........................   A-6
     1.7   Surrender of Certificates........................   A-7
     1.8   No Further Ownership Rights in Company Common
      Stock.................................................   A-9
     1.9   Lost, Stolen or Destroyed Certificates...........   A-9
     1.10  Tax Consequences.................................   A-9
     1.11  Withholding Rights...............................   A-9
     1.12  Taking of Necessary Action; Further Action.......   A-9
ARTICLE II  REPRESENTATIONS AND WARRANTIES OF COMPANY.......   A-9
     2.1   Organization, Standing and Power.................  A-10
     2.2   Capital Structure................................  A-10
     2.3   Authority........................................  A-11
     2.4   SEC Documents; Financial Statements..............  A-12
     2.5   Absence of Certain Changes.......................  A-13
     2.6   Absence of Undisclosed Liabilities...............  A-13
     2.7   Litigation.......................................  A-13
     2.8   Restrictions on Business Activities..............  A-13
     2.9   Governmental Authorization.......................  A-14
     2.10  Title to Property................................  A-14
     2.11  Intellectual Property............................  A-14
     2.12  Environmental Matters............................  A-16
     2.13  Taxes............................................  A-16
     2.14  Employee Benefit Plans...........................  A-17
     2.15  Certain Agreements Affected by the Merger........  A-19
     2.16  Employee Matters.................................  A-20
     2.17  Interested Party Transactions....................  A-20
     2.18  Insurance........................................  A-20
     2.19  Compliance With Laws.............................  A-21
     2.20  Minute Books.....................................  A-21
     2.21  Complete Copies of Materials.....................  A-21
     2.22  Brokers' and Finders' Fees.......................  A-21
     2.23  Registration Statement; Proxy
      Statement/Prospectus..................................  A-21
     2.24  Opinion of Financial Advisor.....................  A-21
     2.25  Vote Required....................................  A-22
     2.26  Board Approval...................................  A-22
     2.27  Stockholder Agreement; Irrevocable Proxies.......  A-22
     2.28  Section 203 of the DGCL Not Applicable...........  A-22
     2.29  Inventory........................................  A-22
     2.30  Accounts Receivable..............................  A-22
     2.31  Customers and Suppliers..........................  A-22
     2.32  Rights Plan......................................  A-23
     2.33  Export Control Laws..............................  A-23

                                                              PAGE
                                                              ----
2.34  Year 2000.............................................  A-23
     2.35  Representations Complete.........................  A-23
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF PARENT AND
  MERGER SUB................................................  A-24
     3.1   Organization, Standing and Power.................  A-24
     3.2   Capital Structure................................  A-24
     3.3   Authority........................................  A-24
     3.4   SEC Documents; Financial Statements..............  A-25
     3.5   Absence of Undisclosed Liabilities...............  A-25
     3.6   Litigation.......................................  A-26
     3.7   Broker's and Finders' Fees.......................  A-26
     3.8   Registration Statement; Proxy
      Statement/Prospectus..................................  A-26
     3.9   Board Approval...................................  A-26
     3.10  Representations Complete.........................  A-26
ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME.............  A-27
     4.1   Conduct of Business of Company...................  A-27
     4.2   Restrictions on Conduct of Business of Company...  A-27
     4.3   No Solicitation..................................  A-29
ARTICLE V  ADDITIONAL AGREEMENTS............................  A-30
     5.1   Proxy Statement/Prospectus; Registration
      Statement.............................................  A-30
     5.2   Meeting of Stockholders..........................  A-31
     5.3   Access to Information............................  A-31
     5.4   Confidentiality..................................  A-32
     5.5   Public Disclosure................................  A-32
     5.6   Consents; Cooperation............................  A-32
     5.7   Legal Requirements...............................  A-33
     5.8   Blue Sky Laws....................................  A-33
     5.9   Employee Benefit Plans...........................  A-33
     5.10  Forms S-3 and S-8................................  A-34
     5.11  Option Agreement.................................  A-35
     5.12  Listing of Additional Shares.....................  A-35
     5.13  Nasdaq Quotation.................................  A-35
     5.14  Employees........................................  A-35
     5.15  Amendment of Stock Option Plan...................  A-35
     5.16  Company Rights Agreement.........................  A-35
     5.17  Indemnification..................................  A-35
     5.18  Tax Treatment....................................  A-36
     5.19  Stockholder Litigation...........................  A-36
     5.20  Best Efforts and Further Assurances..............  A-36
ARTICLE VI  CONDITIONS TO THE MERGER........................  A-37
     6.1   Conditions to Obligations of Each Party to Effect
      the Merger............................................  A-37
     6.2   Additional Conditions to Obligations of
      Company...............................................  A-37
     6.3   Additional Conditions to the Obligations of
      Parent and Merger Sub.................................  A-38
ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER..............  A-39
     7.1   Termination......................................  A-39
     7.2   Effect of Termination............................  A-40
     7.3   Expenses and Termination Fees....................  A-40

                                                              PAGE
                                                              ----
7.4   Amendment.............................................  A-42
     7.5   Extension; Waiver................................  A-42
ARTICLE VIII  GENERAL PROVISIONS............................  A-42
     8.1   Non-Survival at Effective Time...................  A-42
     8.2   Notices..........................................  A-43
     8.3   Interpretation...................................  A-44
     8.4   Counterparts.....................................  A-44
     8.5   Entire Agreement; Nonassignability; Parties in
      Interest..............................................  A-44
     8.6   Severability.....................................  A-44
     8.7   Remedies Cumulative..............................  A-44
     8.8   Governing Law....................................  A-44
     8.9   Rules of Construction............................  A-45

SCHEDULES

COMPANY DISCLOSURE SCHEDULE

Schedule 2.0         --   Revenue Levels
Schedule 2.10        --   Company Real Property
Schedule 2.11        --   Company Intellectual Property
Schedule 2.13        --   Tax Sharing and Allocation Agreements and Other Tax Matters
Schedule 2.14        --   Company Employee Plans
Schedule 2.27        --   Signatories to Stockholder Agreement
Schedule 5.9(a)      --   Outstanding Options
Schedule 5.9(d)      --   Disqualified Persons
Schedule 5.10(a)     --   S-8 Eligible Optionees
Schedule 5.10(b)     --   S-3 Eligible Optionees
Schedule 5.14        --   List of Employees

PARENT DISCLOSURE SCHEDULE

EXHIBITS

Exhibit A  --   Option Agreement
Exhibit B  --   Stockholder Agreement
Exhibit C  --   Certificate of Merger
Exhibit D  --   Employment and Non-Competition Agreement
Exhibit E  --   FIRPTA Notice

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the "Agreement") is made and entered into as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation ("Parent"), Osprey Acquisition Corporation, a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Parent, and Aironet Wireless Communications, Inc., a Delaware corporation ("Company").

                                   RECITALS:

     A. The Boards of Directors of Company, Parent and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Company and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Company (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Pursuant to the Merger, among other things, the outstanding shares of Company Common Stock, $0.01 par value ("Company Common Stock"), shall be converted into shares of Parent Common Stock, $0.001 par value ("Parent Common Stock"), at the rate set forth herein.

     C. Company, Parent and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     E. Concurrently with the execution of this Agreement and as an inducement to Parent and Merger Sub to enter into this Agreement, (a) Company and Parent have entered into a stock option agreement dated the date hereof in the form attached hereto as Exhibit A (the "Option Agreement") providing for the purchase by Parent of newly-issued shares of Company's Common Stock, and (b) certain stockholders of Company have on the date hereof entered into a stockholder agreement in the form attached hereto as Exhibit B (the "Stockholder Agreement") to, among other things, vote the shares of Company's Common Stock owned by such persons to approve the Merger and against any competing proposals.

                                   AGREEMENT:

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit C (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, CA 94303, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that immediately after the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so as to read in its entirety like the Certificate of Incorporation of Merger Sub with Article I of the Certificate of Incorporation amended to read as follows: "The name of the corporation is Aironet Wireless Communications, Inc."

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that immediately after the Effective Time the Bylaws of the Surviving Corporation shall be amended so as to read in their entirety like the Bylaws of Merger Sub.

     1.5 Directors and Officers. At the Effective Time, the directors of the Surviving Corporation shall be those persons who were the directors of Merger Sub. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

          (a) Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time together with the corresponding Right (as defined in the Rights Agreement dated as of June 25, 1999 (the "Company Rights Agreement") between Company and Harris Savings Bank (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and be converted automatically into the right to receive
     0.63734 shares of Parent Common Stock (the "Exchange Ratio"). All references in this Agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights ("Parent Rights") to purchase shares of Parent Series A Junior Participating Preferred Stock, no par value, pursuant to the Parent Rights Agreement dated as of June 10, 1998 between Parent and Bank Boston, N.A., except where the context otherwise requires.

          (b) Cancellation of Company Common Stock Owned by Parent or
     Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Company Stock Option Plans. At the Effective Time, the Company's 1999 Stock Option Plan for Non-Employee Directors, Amended and Restated 1996 Stock Option Plan, as amended (including all prior versions thereof), and 1999 Omnibus Stock Incentive Plan (collectively, the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 5.9.

          (d) Capital Stock of Merger Sub. At the Effective Time, each share of common stock, $0.001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and the Surviving Corporation shall be a wholly-owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time and of any increase in the number of shares of Company Common Stock outstanding after the date hereof (treating as outstanding as of the date hereof, up to 461,904 shares of Common Stock issuable upon exercise of outstanding warrants, up to 1,972,533 shares of Common Stock issuable upon exercise of outstanding options and up to 75,000 shares of Common Stock issuable upon exercise of options issued between the date hereof and the Effective Date) relative to such number as derived from
     Section 2.2 hereof, so as to provide holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.

          (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Parent Common Stock as quoted on the NASDAQ National Market for the ten (10) trading days ending on the last full trading day prior to the Effective Time.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent's transfer agent shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time (provided that delivery of any shares that are subject to vesting or other restrictions shall

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be in book entry form until such vesting or other restrictions lapse) and (ii)
cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(f).

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates (or book entries in the case of shares that are subject to vesting or other restrictions) representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate (or book entry in the case of shares that are subject to vesting or other restrictions) representing the number of whole shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Parent Common Stock.

     (e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

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     1.8  No Further Ownership Rights in Company Common Stock. All shares of
Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code.

     1.11 Withholding Rights. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the number of shares of Parent Common Stock otherwise deliverable under this Agreement, and from any other payments made pursuant to this Agreement, such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and the Surviving Corporation.

     1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any person means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such person and its subsidiaries, taken as a whole. In this Agreement, any reference to a "Material Adverse Effect" with respect to any person means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such person and its subsidiaries, taken as a whole, provided, however, that a "Material Adverse Effect" with respect to Company shall not include the following (collectively, "Non-Controllable Events"): (i) general changes in the telecommunications industry or

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economic conditions that affect Company and its subsidiaries, taken as a whole, substantially proportionately relative to the Parent and its subsidiaries, taken as a whole or (ii) a decline in the revenues or earnings of Company following the date of this Agreement which is attributable to a delay of, reduction in or cancellation or change in the purchase orders by customers of Company arising as a result of the execution or announcement of this Agreement (provided that revenues do not decline below the levels set forth in Schedule 2.0). A decline of revenues below such levels shall be deemed to be a Material Adverse Effect on Company.

     In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers, directors and other employees of such party charged with senior administrative or operational responsibility for such matters.

     Except as disclosed in that section of the document of even date herewith delivered by Company to Parent prior to the execution and delivery of this Agreement (the "Company Disclosure Schedule") corresponding to the Section of this Agreement to which any of the following representations and warranties specifically relate or as disclosed in another section of the Company Disclosure
Schedule if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of this Agreement, Company represents and warrants to Parent and Merger Sub as follows:

     2.1 Organization, Standing and Power. Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Company and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Company. Company has delivered to Parent a true and correct copy of the Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Second Amended and Restated Bylaws, as amended, or other charter documents, as applicable, of Company and each of its subsidiaries, each as amended to date. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its respective charters or bylaws. Company is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Company free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Company or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Company SEC Documents (as defined in Section 2.4), Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure. The authorized capital stock of Company consists of 60,000,000 shares of Common Stock, $0.01 par value, and 500,000 shares of Preferred Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on November 3, 1999, 14,202,910 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after November 3, 1999 other than pursuant to the Option Agreement, the exercise of options outstanding as of such date under the Company Stock Option Plans or pursuant to the Company Employee Stock Purchase Plan (the "Company ESPP"). All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or

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encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement to which Company is a party or by which it is bound. As of the close of business on November 3, 1999, Company has reserved (i) 4,238,817 shares of Common Stock for issuance to employees, consultants and directors pursuant to the Company Stock Option Plans, of which 349,301 shares have been issued pursuant to option exercises or direct stock purchases, 1,972,533 shares are subject to outstanding, unexercised options, no shares are subject to outstanding stock purchase rights, and 1,346,983 shares are available for issuance thereunder and (ii) 500,000 shares of Common Stock for issuance to employees pursuant to the Company ESPP, of which no shares have been issued. Since November 3, 1999, Company has not (i) issued or granted additional options under the Company Stock Option Plans, or (ii) accepted enrollments in the Company ESPP. Except for (i) the rights created pursuant to this Agreement, the Option Agreement, the Company Stock Option Plans, the Company Rights Agreement and the Company ESPP and (ii) the Company's rights to repurchase any unvested shares under the Company Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Company or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of Company's capital stock (i) between or among Company and any of its stockholders and (ii) to the best of Company's knowledge, between or among any of Company's stockholders. The terms of the Company Stock Option Plans permit the assumption or substitution of options to purchase Parent Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, stockholders, or otherwise. The current "Purchase Period" (as defined in the Company ESPP) commenced under the Company ESPP on November 12, 1999, and will end on the earlier of the day immediately prior to the Effective Time and December 31, 1999, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Company ESPP. True and complete copies of all agreements and instruments relating to or issued under the Company Stock Option Plans or Company ESPP have been made available to Parent and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Parent.
The shares of Company Common Stock issued under the Amended and Restated 1996 Stock Option Plan, as amended and under all prior versions thereof, have not been registered under the Securities Act and were issued in transactions which qualified for exemptions under, either Section 4(2) of, or Rule 701 under, the Securities Act for stock issuances under compensatory benefit plans.

     2.3 Authority. Company has all requisite corporate power and authority to enter into this Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval of the Merger by Company's stockholders as contemplated by Section 6.1(a). Each of this Agreement and the Option Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement and the Option Agreement by Company does not, and the consummation of the transactions contemplated hereby will not, conflict

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with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Company or any of its subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its subsidiaries or any of their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Company or any of its subsidiaries in connection with the execution and delivery of this Agreement, the Option Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2; (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in Section 2.23) relating to the Company Stockholders Meeting (as defined in Section 2.23); (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country;
(iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); (v) the filing of a Form S-4 Registration Statement with the SEC in accordance with the Securities Act of 1933, as amended; (vi) the filing of a Current Report on Form 8-K with the SEC; and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Company and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement or the Option Agreement.

     2.4 SEC Documents; Financial Statements. Company has made available to Parent a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement and other filings made with the SEC by Company since May 1, 1999, and, prior to the Effective Time, Company will have furnished Parent with true and complete copies of any additional documents filed with the SEC by Company prior to the Effective Time (collectively, the "Company SEC Documents"). In addition, Company has made available to Parent all exhibits to the Company SEC Documents filed prior to the date hereof, and will promptly make available to Parent all exhibits to any additional Company SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Company nor any of its subsidiaries is in material default thereunder. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document. The financial statements of Company, including the notes thereto, included in the Company SEC Documents (the "Company Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Company Financial Statements fairly present the consolidated

                                      A-12
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financial condition and operating results of Company and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Company accounting policies since June 30, 1999, except as described in the notes to the Company Financial Statements.

     2.5 Absence of Certain Changes. Since June 30, 1999 (the "Company Balance Sheet Date"), Company has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect to Company;
(ii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company of any of its shares of capital stock; (v) any material contract entered into by Company or any of its subsidiaries, other than in the ordinary course of business and as provided to Parent, or any material amendment or termination of, or default under, any material contract to which Company or any of its subsidiaries is a party or by which it is bound; (vi) any amendment or change to the Certificate of Incorporation or Bylaws or, except as contemplated by Section 2.32 hereof, Rights Agreement of Company; or (vii) any increase in or modification of the compensation or benefits payable, or to become payable, by Company to any of its directors or employees, other than pursuant to scheduled annual performance reviews, provided that any resulting modifications are in the ordinary course of business and consistent with Company's past practices. Company has not agreed since June 30, 1999 to do any of the things described in the preceding clauses
(i) through (vii) and is not currently involved in any negotiations to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

     2.6 Absence of Undisclosed Liabilities. Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (the "Company Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Company's Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Company Balance Sheet Date and not reasonably likely to have a Material Adverse Effect on Company; and (iv) those incurred in connection with the execution of this Agreement.

     2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Company or any of its subsidiaries, threatened against Company or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. There is no judgment, decree or order against Company or any of its subsidiaries, or, to the knowledge of Company and its subsidiaries, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on Company.

     2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or reasonably would be expected to

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have the effect of prohibiting or materially impairing any business practice of
Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries.

     2.9 Governmental Authorization. Company and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Company's or any of its subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "Company Authorizations"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any of such Company Authorizations would not reasonably be expected to have a Material Adverse Effect on Company.

     2.10 Title to Property. Company and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Company Balance Sheet, and (iv) liens that in the aggregate would not have a Material Adverse Effect on Company. The plants, property and equipment of Company and its subsidiaries that are used in the operations of their businesses are in good operating condition and repair, except when the failure to do so would not have a Material Adverse Effect. All properties used in the operations of Company and its subsidiaries are reflected in the Company Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Schedule 2.10 identifies each parcel of real property owned or leased by Company or any of its subsidiaries. No lease relating to a foreign parcel contains any extraordinary payment obligation.

     2.11  Intellectual Property.

     (a) Company and its subsidiaries own, or are licensed or otherwise possess legally enforceable and unencumbered rights to use all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code, except in circumstances where Company only possesses a license to the object code form, and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business of Company and its subsidiaries. Company owns and possesses source code for all software owned by Company and owns or has valid licenses and possesses source code for all products owned, distributed and presently supported by Company. Company has not (i) licensed any of its Intellectual Property in source code form to any party or (ii) entered into any exclusive agreements relating to its Intellectual Property. No royalties or other continuing payment obligations are due in respect of Third Party Intellectual Property Rights.

     (b) Schedule 2.11 lists (i) all patents and patent applications and all registered trademarks, trade names and service marks, registered copyrights, and maskworks included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which any person is authorized to

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use any Intellectual Property (except for non-material licenses entered into by
Company in the ordinary course of business), and (iii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Company product, other than commercially available, off-the-shelf software.

     (c) There is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Company or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Company or any of its subsidiaries, by any third party, including any employee or former employee of Company or any of its subsidiaries. Neither Company nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders, license agreements and distribution and other customer agreements arising in the ordinary course of business.

     (d) Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights.

     (e) All patents, trademarks, service marks and copyrights held by Company are valid and subsisting. Company (i) has not been sued in any suit, action or proceeding (or received any notice or, to Company's knowledge, threat) which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of Company's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party.

     (f) Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Company does not already own by operation of law.

     (g) Company has taken all reasonably necessary steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents or patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Company by or to a third party has been pursuant to the terms of a written agreement between Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by Company has been pursuant to the terms of a written agreement between Company and the owner of such Confidential Information, or is otherwise lawful.

     (h) There are no actions that must be taken by Company or any subsidiary within sixty (60) days of the Closing Date that, if not taken, will result in the loss of any Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the U.S. Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Intellectual Property.

     (i) Company has not received any opinion of counsel that any third party patents apply to the Company's products.

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     2.12  Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Environmental and Safety Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

          (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

          (iii) "Property" shall mean all real property leased or owned by Company or its subsidiaries either currently or in the past.

          (iv) "Facilities" shall mean all buildings and improvements on the Property of Company or its subsidiaries.

     (b) Company represents and warrants that, except in all cases as, in the aggregate, would not have a Material Adverse Effect on Company, as follows: (i) no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws; (iii) Company and its subsidiaries have received no notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or, to Company's knowledge, threatened relating to a violation of any Environmental and Safety Laws; (v) to Company's knowledge, neither Company nor its subsidiaries are a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date; (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells;
(viii) there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and Company's and its subsidiaries uses and activities therein have at all times complied with all Environmental and Safety Laws; and (xi) Company and its subsidiaries have all the permits and licenses required to be issued and are in full compliance with the terms and conditions of those permits.

     2.13 Taxes. Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which Company or any of its subsidiaries is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. Company has provided adequate accruals in accordance with GAAP in the Company Balance Sheet for any Taxes of the Company and its subsidiaries that have not been paid with respect to periods through June 30, 1999. The Company has no material liability for unpaid Taxes accruing after June 30, 1999 other than Taxes arising in the ordinary course of its business subsequent to June 30, 1999. There is (i) no material claim for Taxes that

                                      A-16
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is a lien against the property of Company or any of its subsidiaries or is being asserted against Company or any of its subsidiaries other than liens for Taxes not yet due and payable; (ii) no audit of any Tax Return of Company or any of its subsidiaries that is being conducted by a Tax authority; (iii) no extension of the statute of limitations on the assessment of any Taxes that has been granted by Company or any of its subsidiaries and that is currently in effect; and (iv) no agreement, contract or arrangement to which Company or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G, 162 or 404 of the Code. Neither Company nor any of its subsidiaries has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither Company nor any of its subsidiaries has filed or will file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to Company or any of its subsidiaries. All Tax sharing or Tax allocation agreements to which Company or any of its subsidiaries is a party are listed on
Schedule 2.13 together with any liability of Company or its subsidiaries to another party under any such agreement which is either currently owing or which would result from assertions currently being made by Tax Authorities from audits or proceedings in progress. Neither Company nor any of its subsidiaries has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Except as set forth on Schedule 2.13, neither Company nor any of its subsidiaries has ever been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation. Company and each of its subsidiaries have in their possession receipts for any Taxes paid to foreign Tax authorities. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign); (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period; and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person, including pursuant to any Tax sharing or Tax allocation agreement. As used herein, "Tax Return" shall mean any return, statement, report or form
(including, without limitation estimated Tax returns and reports, withholding
Tax returns and reports and information reports and returns) required to be filed with respect to Taxes. Neither Company nor any of its subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897 of the Code.

     2.14  Employee Benefit Plans.

     (a) Schedule 2.14 lists, with respect to Company, any subsidiary of Company and any trade or business (whether or not incorporated) which is treated as a single employer with Company (an "ERISA Affiliate") within the meaning of
Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); (ii) each loan to a non-officer employee in excess of $50,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee

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relocation, cafeteria benefit (Code section 125) or dependent care (Code Section
129), life insurance or accident insurance plans, programs or arrangements;
(iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements; (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Company and that do not generally apply to all employees; and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Company of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Company (together, the "Company Employee Plans").

     (b) Company has furnished to Parent a copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation other than the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, and the Taxpayer Relief Act of 1997, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Company has also furnished Parent with the most recent Internal Revenue Service determination letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has also furnished Parent with all registration statements and prospectuses prepared in connection with each Company Employee Plan.

     (c)(i) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan, which would reasonably be expected to have, in the aggregate, a Material Adverse Effect on Company; (iii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Company, and Company and each subsidiary or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in default in any material respect under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (iv) neither Company nor any subsidiary or ERISA Affiliate is subject to any material liability or material penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans; (v) all material contributions required to be made by Company or any subsidiary or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years; (vi) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Company Employee Plan is covered by, and neither Company nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent (other than for benefits accrued through the date of termination and ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Company has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan, except where the failure to do so would not have a Material Adverse Effect. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Company is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. No payment or benefit which will or may be made by Company to any employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

     (d) With respect to each Company Employee Plan, Company and each of its United States subsidiaries have complied except to the extent that such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Company, with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

     (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Company, any Company subsidiary or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider.

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Company, any Company subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Company's financial statements.

     (g) Company does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (h) Neither Company nor any Company subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     2.15 Certain Agreements Affected by the Merger. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Company or any of its subsidiaries,

(ii) materially increase any benefits otherwise payable by Company or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     2.16 Employee Matters. Company and each of its subsidiaries are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Company. Company has in all material respects withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing. Company is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Company or any of its subsidiaries for any material amounts under any workers compensation plan or policy or for long term disability. Neither Company nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of Company or any of its subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Company nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees. To Company's knowledge, no employees of Company or any of its subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or any of its subsidiaries or to the use of trade secrets or proprietary information of others. No employees of Company or any of its subsidiaries have given notice to Company, nor is Company otherwise aware, that any such employee intends to terminate his or her employment with Company or any subsidiary.

     2.17 Interested Party Transactions. Except as disclosed in the Company SEC Documents, neither Company nor any of its subsidiaries is indebted to any director or officer of Company or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Company or any of its subsidiaries, and there are no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act.

     2.18 Insurance. Company and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

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

     2.19 Compliance With Laws. Each of Company and its subsidiaries has complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on Company.

     2.20 Minute Books. The minute books of Company and its subsidiaries made available to Parent contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Company and the respective subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     2.21 Complete Copies of Materials. Company has delivered or made available true and complete copies of each document that has been requested by Parent or its counsel in connection with their legal and accounting review of Company and its subsidiaries.

     2.22 Brokers' and Finders' Fees. Except for payment obligations to Dain Rauscher Wessels set forth in an engagement letter, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.23 Registration Statement; Proxy Statement/Prospectus. The information supplied by Company for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of Company in connection with the meeting of Company's stockholders to consider the Merger (the "Company Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub or any other third party which is contained in any of the foregoing documents.

     2.24 Opinion of Financial Advisor. Company has been advised in writing by its financial advisor, Dain Rauscher Wessels, that in such advisor's opinion, as of the date hereof, the consideration to be received by the stockholders of Company is fair, from a financial point of view, to the stockholders of Company.

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     2.25  Vote Required. The affirmative vote of the holders of at least seventy-five percent (75%) of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting is the only vote of the holders of any of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.26 Board Approval. The Board of Directors of Company has (i) approved this Agreement and the Merger, (ii) determined that the Merger is advisable and in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and consummation of the Merger.

     2.27 Stockholder Agreement; Irrevocable Proxies. All of the persons listed on Schedule 2.27 have agreed in writing to vote for approval of the Merger pursuant to a Stockholder Agreement, and pursuant to an Irrevocable Proxy attached thereto as Exhibit A.

     2.28 Section 203 of the DGCL Not Applicable. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Option Agreement. No other state takeover statute is applicable to the Merger, the Merger Agreement, the Option Agreement or the transactions contemplated hereby and thereby.

     2.29 Inventory. The inventories of Company disclosed in the Company SEC Documents as of June 30, 1999 and in any subsequently filed Company SEC Documents are stated consistently with the audited financial statements of Company and consist of items of a quantity usable or salable in the ordinary course of business. Since June 30, 1999, Company has continued to replenish inventories in a normal and customary manner consistent with past practices. Company has not received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of Company, which is consistent with its past practice and in accordance with GAAP applied on a consistent basis. Since June 30, 1999 due provision was made on the books of Company in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage. As of June 30, 1999, Company had inventory of approximately $500,000 in the distribution channel and had commitments to purchase inventory (other than purchases of supplies in the ordinary course) in an amount of approximately $1,600,000.

     2.30 Accounts Receivable. The accounts receivable disclosed in the Company SEC Documents as of June 30, 1999, and, with respect to accounts receivable created since such date, disclosed in any subsequently filed Company SEC Documents, or as accrued on the books of Company in the ordinary course of business consistent with past practices in accordance with GAAP since the last filed Company SEC Documents, represent and will represent bona fide claims against debtors for sales and other charges, are not subject to discount except for normal cash and immaterial trade discount. The amount carried for doubtful accounts and allowances disclosed in each of such Company SEC Document or accrued on such books is sufficient to provide for any losses that may be sustained on realization of the receivables.

     2.31 Customers and Suppliers. None of Company's customers which individually accounted for more than 5% of Company's gross revenues during the 12-month period preceding the date hereof has terminated any agreement with Company. As of the date hereof, no material supplier of Company has indicated that it will stop, or decrease the rate of, supplying materials, products or services to Company. Company has not knowingly breached, so as to provide a benefit to Company that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Company.

     2.32 Rights Plan. Company has amended the Company Rights Agreement on terms satisfactory to Parent to make the Rights inapplicable to the Merger Agreement, the Option Agreement and all of the transactions contemplated hereby or thereby; provided that the Rights shall remain applicable to all acquisitions of capital stock of Company other than pursuant to this Agreement or the Option Agreement or any of the transactions contemplated hereby or thereby. After such amendment, Company will not thereafter amend the Rights Agreement so as to make the Rights applicable to the Merger or so as to make the Rights inapplicable to any acquisition of capital stock of Company other than pursuant to this Agreement or the Option Agreement or any of the transactions contemplated hereby or thereby.

     2.33 Export Control Laws. Company has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations, except for such violations which would not have a Material Adverse Effect on Company. Without limiting the foregoing, Company represents and warrants that:

          (a) Company has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

          (b) Company is in compliance with the terms of all applicable export licenses or other approvals;

          (c) There are no pending or threatened claims against Company with respect to such export licenses or other approvals;

          (d) There are no actions, conditions or circumstances pertaining to Company's export transactions that may give rise to any future claims; and

          (e) No consents or approvals for the transfer of export licenses to Parent are required, or such consents and approvals can be obtained expeditiously without material cost.

     2.34 Year 2000. Company's current products and services are "Year 2000 Compliant," where "Year 2000 Compliant" means that such products and services have been designed and tested so that, when used in accordance with their associated documentation, they are capable of accurately processing, providing and/or receiving (i) date-related data from, into and between the Twentieth
(20th) and Twenty-First (21st) centuries, or (ii) date-related data in connection with any valid date in the Twentieth (20th) and Twenty-First (21st) centuries; provided that all other products and services used in combination in any way with Company's current products and services properly exchange date-related data with them. The information technology systems and non-information technology systems used by Company in its internal operations will function properly beyond 1999. Neither Company nor any of its subsidiaries has made any representations or warranties relating to the ability of any product or service of Company or its subsidiaries to be Year 2000 Compliant. Company has made inquiries to its key third-party vendors and providers as to the status of their Year 2000 efforts, and has not uncovered any problems that would aversely affect the operation of the products or that could disrupt or harm the day-to-day functioning of the business or operations of Company.

     2.35 Representations Complete. None of the representations or warranties made by Company herein or in any Schedule hereto, including the Company Disclosure Schedule, or certificate furnished

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by Company pursuant to this Agreement, or the Company SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Except as disclosed in that section of the document of even date herewith delivered by Parent to Company prior to the execution and delivery of this Agreement (the "Parent Disclosure Schedule") corresponding to the Section of this Agreement to which any of the following representations and warranties specifically relate or as disclosed in another section of the Parent Disclosure
Schedule if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of this Agreement, Parent represents and warrants to Company as follows:

     3.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent. Neither Parent nor Merger Sub is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

     3.2 Capital Structure. The authorized capital stock of Parent consists of 5,400,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, no par value, of which there were issued and outstanding as of the close of business on October 21, 1999, 3,294,811,181 shares of Common Stock and no shares of Preferred Stock. The Board of Directors of Parent has authorized, subject to shareholder approval, an increase in the authorized shares of Common Stock to 10,000,000,000. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.001 par value, all of which are issued and outstanding and are held by Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable, free of any liens or encumbrances imposed by Parent or Merger Sub.

     3.3 Authority. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligations of Parent and Merger Sub. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Articles of Incorporation or Bylaws of Parent or any of its subsidiaries, as amended, or
(ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on Parent. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is

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required by or with respect to Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in
Section 1.2; (ii) the filing with the SEC and NASD of the Registration Statement; (iii) the filing of a Form 8-K with the SEC and NASD within 15 days after the Closing Date; (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country; (v) such filings as may be required under HSR; (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent; (vii) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plans assumed by Parent; and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC Documents; Financial Statements. Parent has made available to Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filings filed with the SEC by Parent since July 31, 1999, and, prior to the Effective Time, Parent will have furnished or made available to Company true and complete copies of any additional documents filed with the SEC by Parent prior to the Effective Time (collectively, the "Parent SEC Documents"). In addition, Parent has made available to Company all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to Company all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Parent nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the "Parent Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

     3.5 Absence of Undisclosed Liabilities. Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet or in the related Notes to Consolidated Financial Statements included in Parent's Annual Report on Form 10-K for the year ended July 31, 1999 (the "Parent Balance Sheet"), (ii) those disclosed in Parent SEC documents filed subsequent to such Annual Report on Form 10-K for

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the year ended July 31, 1999, (iii) those incurred in the ordinary course of business and not required to be set forth in the Parent Balance Sheet under GAAP, and (iv) those incurred in the ordinary course of business since the Parent Balance Sheet Date and consistent with past practice.

     3.6 Litigation. There is no litigation pending against Parent or any of its subsidiaries or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would have a Material Adverse Effect on the ability of Parent to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against Parent or any of its subsidiaries, or, to the knowledge of Parent, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would have a Material Adverse Effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

     3.7 Broker's and Finders' Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.8 Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent or Merger Sub will promptly inform Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Company or any third party which is contained in any of the foregoing documents.

     3.9  Board Approval. The Boards of Directors of Parent and Merger Sub have
(i) approved this Agreement and the Merger, (ii) determined that the Merger is advisable and in the best interests of their respective stockholders and is on terms that are fair to such stockholders and (iii) recommended that the stockholder of Merger Sub approve this Agreement and the consummation of the Merger.

     3.10 Representations Complete. None of the representations or warranties made by Parent or Merger Sub herein or in any Schedule hereto, including the Parent Disclosure Schedule, or certificate furnished by Parent or Merger Sub pursuant to this Agreement, or the Parent SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

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                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent), to carry on its and its subsidiaries' business in the ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its reasonable best efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and use its reasonable best efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Company agrees to promptly notify Parent of any material event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which would have a Material Adverse Effect on Company.

     4.2 Restrictions on Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Company shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Parent:

          (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation, Bylaws or the Company Rights Agreement;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c) Stock Option Plans, Etc. Take any action to accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans (except for the action required pursuant to Section 5.15) or authorize cash payments in exchange for any options or other rights granted under any of such plans.

          (d) Material Contracts. Except as set forth on Schedule 4.2, enter into any contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its contracts, other than (i) in the ordinary course of business consistent with past practice and in no event shall such contract, commitment, amendment, modification or waiver (other than those relating to sales of products or purchases of supplies in the ordinary course) involve the payment by Company or its subsidiaries in excess of $300,000 and (ii) amendments to warrants to acquire Company Common Stock outstanding on the date hereof, which amendments are acceptable to Parent, in order to permit cashless exercise;

          (e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities

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

     convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement; provided, however, that Company may, in the ordinary course of business consistent with past practice, grant options for the purchase of Company Common Stock under the Company Stock Option Plans (not to exceed an aggregate of 75,000 options to purchase shares of Company Common Stock and provided that all of such options are assumable by Parent and that none of such options provide for acceleration of vesting upon the Merger); provided, however, that Company may file on Form S-8 a registration statement covering its Amended and Restated 1996 Stock Option Plan, as amended;

          (f) Intellectual Property. Transfer or license to any person or entity any rights to its Intellectual Property other than the license of non-exclusive rights to its Intellectual Property in the ordinary course of business consistent with past practice;

          (g) Exclusive Rights. Except as set forth on Schedule 4.2, enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

          (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

          (j) Leases. Enter into any operating lease in excess of $100,000;

          (k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $100,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

          (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice that do not exceed $100,000 individually or $500,000 in the aggregate;

          (m) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (n) Termination or Waiver. Terminate or waive any right of substantial value;

          (o) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan or hire any new director level or officer level employee, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees other than pursuant to scheduled annual performance reviews, provided that any resulting modifications are in the ordinary course of business and consistent with Company's past practices and provided that the Company may enter into employment agreements with two employees as described in Schedule 2.1 of the Company Disclosure Schedules in the form provided in writing to Parent, provided that the options granted pursuant to such agreements are granted at the fair market value of Company Common Stock at the time of grant.

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

          (p) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer, except the payment of a bonus to Company's Chief Executive Officer as described in Schedule 2.5 of the Company Disclosure Schedule, or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof;

          (q) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

          (s) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, excluding any actions (other than amendments or modifications), including any payment required to be made, pursuant to that certain Tax Indemnification Agreement dated March 31, 1998 between Company and Telxon Corporation;

          (t) Notices. Company shall give all notices and other information required by applicable law to be given to the employees of Company, any collective bargaining unit representing any group of employees of Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement;

          (u) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (v) Accounting Policies and Procedures. Make any change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP, Regulation S-X promulgated by the SEC or applicable statutory accounting principles;

          (w) Year 2000 Compliance. Fail to carry forward in all material respects Company's Year 2000 assessment and compliance programs, as made available to Parent by Company; or

          (x) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (w) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.3 No Solicitation. Company and its subsidiaries and the officers, directors, employees or other agents of Company and its subsidiaries (collectively, "Company Representatives") will not, directly or indirectly, (i) take any action to solicit, initiate or encourage or agree to any Takeover Proposal (as defined in Section 7.3(f)) or (ii) subject to the terms of the immediately following sentence, engage in

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

negotiations with, or disclose any nonpublic information relating to Company or any of it subsidiaries to, or afford access to the properties, books or records of Company or any of its subsidiaries to, any person that has advised Company that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Company's Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited written Takeover Proposal shall be received by the Board of Directors of Company, then, to the extent the Board of Directors of Company believes in good faith (after written advice from its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Company's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Company determines in good faith after advice from outside legal counsel that it is necessary for the Board of Directors of Company to comply with its fiduciary duties to stockholders under applicable law, Company Representatives may furnish in connection therewith information to the party making such Superior Proposal and, subject to the provisions hereof, engage in negotiations with such party, and such actions shall not be considered a breach of this Section 4.3 or any other provisions of this Agreement; provided that in each such event Company notifies Parent of such determination by the Company Board of Directors and provides Parent with a true and complete copy of the Superior Proposal received from such third party, and provides (or has provided) Parent with all documents containing or referring to non-public information of Company that are supplied to such third party; provided, however, that Company provides such non-public information pursuant to a non-disclosure agreement at least as restrictive on such third party as the Confidentiality Agreement is on Parent (as defined in Section 5.4); and provided further that Company shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal or withdraw its recommendation of the Merger unless Company has provided Parent at least five (5) days prior notice thereof. Company will promptly (and in any event within 24 hours) notify Parent after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Company or any of its subsidiaries or for access to the properties, books or records of Company or any of its subsidiaries by any person that has advised Company that it may be considering making, or that has made, a Takeover Proposal, or whose efforts to formulate a Takeover Proposal would be assisted thereby (such notice to include the identity of such person or persons), and will keep Parent fully informed of the status and details of any such Takeover Proposal notice, request or correspondence or communications related thereto, and shall provide Parent with a true and complete copy of such Takeover Proposal notice or any amendment thereto, if it is in writing, or a complete written summary thereof, if it is not in writing. Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to a Takeover Proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Company and Parent shall prepare, and Company shall file with the SEC, preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Company. As promptly as practicable following receipt of SEC comments thereon, Company shall file with the SEC definitive proxy materials and Parent shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), in each case which complies in form with applicable SEC requirements and shall use all reasonable efforts to

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

cause the Registration Statement to become effective as soon thereafter as practicable. Company and Parent will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional information and will supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, Company shall promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of Company, such amendment or supplement. The Proxy Statement shall include the recommendation of the Board of Directors of Company in favor of the Merger Agreement and the Merger.

     5.2 Meeting of Stockholders. Company shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders Meeting within 45 days of the Registration Statement being declared effective by the SEC. Company shall consult with Parent regarding the date of the Company Stockholders Meeting and use all reasonable efforts and shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting, subject to Section 5.1, without the consent of Parent. Company shall use its reasonable best efforts to solicit from stockholders of Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     5.3  Access to Information.

     (a) Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Company's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Company and its subsidiaries as Parent may reasonably request. Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and Company shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (d) Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of Company's and subsidiaries Tax Returns and other records and workpapers relating to Taxes, and shall also provide the following information upon the request of Parent or its subsidiaries: (i) a schedule of the types of Tax Returns being filed by Company and each of its subsidiaries in each taxing jurisdiction, (ii) a schedule of the year of the commencement of the filing of each such type of Tax Return, (iii) a schedule of all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iv) a schedule of all material Tax elections filed in each jurisdiction by Company and each of its subsidiaries, (v) a schedule of any deferred intercompany gain with respect to transactions to which Company or any of its subsidiaries has been a party, and (vi) receipts for any Taxes paid to foreign Tax authorities.

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

     5.4 Confidentiality. The parties acknowledge that each of Parent and Company have previously executed a non-disclosure agreement, which agreement shall continue in full force and effect in accordance with its terms.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD, in which case the party proposing to issue such press release or make such public statement or disclosure shall use commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.

     5.6  Consents; Cooperation.

     (a) Each of Parent and Company shall promptly apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR. Company shall use its reasonable best efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     (b) Each of Parent and Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and Company shall cooperate and use its reasonable best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each, an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Parent and Company decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Parent nor Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the Final Date (as defined in Section 7.1(b)). Each of Parent and Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Parent and Company also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: entering into negotiations; providing information required by law or governmental regulation; and substantially complying with any second request for

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information pursuant to the Antitrust Laws. Notwithstanding anything to the contrary in this Section 5.6, neither Parent nor Company nor any of their respective subsidiaries shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the transactions contemplated hereby.

     (c) Notwithstanding anything to the contrary in Section 5.6(a) or (b), (i) neither Parent nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Parent or of Parent combined with the Surviving Corporation after the Effective Time or (ii) neither Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Company.

     5.7 Legal Requirements. Each of Parent, Merger Sub and Company will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.8 Blue Sky Laws. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Parent Common Stock in connection with the Merger. Company shall use its reasonable best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

     5.9  Employee Benefit Plans.

     (a) At the Effective Time, the Company Stock Option Plans and each outstanding option to purchase shares of Company Common Stock under the Company Stock Option Plans, whether vested or unvested, will be assumed by Parent. Company represents and warrants to Parent that Schedule 5.9(a) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Company Stock Option Plans, including the number of shares of Company capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Company shall deliver to Parent an updated Schedule 5.9(a) hereto current as of such date. Each such option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plans and the applicable stock option agreements, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. At or prior to the Closing, Company shall take all actions required to prevent the cancellation, termination or the accelerated vesting of such options upon the

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

closing of the Merger or the transactions contemplated hereby, and to allow such options at the Effective Time to be converted into options to purchase Parent Common Stock as described above, without requiring the consent of the optionees; provided, however that vesting of outstanding options to purchase 100,000 shares granted to non-employee directors may accelerate at the Effective Time. Company has not granted any options under the Company Stock Option Plans intended to qualify as "incentive stock options" as defined in Section 422 of the Code. Within 30 business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Company Stock Option Plans a document in form and substance reasonably satisfactory to Company evidencing the foregoing assumption of such option by Parent.

     (b) All outstanding rights of Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall continue in effect following the Merger and shall thereafter continue to be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the Exchange Ratio.

     (c) Outstanding purchase rights under the Company ESPP shall be exercised upon the earlier of (i) the next scheduled purchase date under the Company ESPP or (ii) immediately prior to the Effective Time, and each participant in the Company ESPP shall accordingly be issued shares of Company Common Stock at that time which shall be converted into shares of Parent Common Stock in the Merger. Company shall cause the Company ESPP to terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Company ESPP. Company employees who meet the eligibility requirements for participation in the Parent Employee Stock Purchase Plan shall be eligible to begin payroll deductions under that plan as of the start date of the first offering period thereunder beginning after the Effective Time. (d) Within five (5) business days following the date of this Agreement, Company shall set forth on Schedule 5.9(d) a list of all persons who Company reasonably believes are, with respect to Company and as of the date of this Agreement, "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). For this purpose, Company shall assume that the fair market value of Company Common Stock is $41.00 per share. Within a reasonable period of time after the last business day of each month after the date of this Agreement (other than November, 1999) and on or about the date five business days prior to the expected Closing Date, Company shall revise Schedule 5.9(d) to reflect the most recently available closing price of Company Common Stock as of the last business day of such month and to reflect any additional information which Company reasonably believes would impact the determination of persons who are, with respect to Company and as of the each such date, "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

     5.10 Forms S-3 and S-8. Parent agrees to file, no later than 30 business days after the Closing (provided that Parent has received within 10 business days after the Closing all option documentation it requires relating to the outstanding options), (i) a registration statement on Form S-8 under the Securities Act covering the shares of Parent Common Stock issuable pursuant to outstanding options granted to individuals for which a Form S-8 registration statement is available and listed on Schedule 5.10(a) hereto and (ii) a registration statement on Form S-3 under the Securities Act covering the shares of Parent Common Stock issuable pursuant to outstanding options granted to entities or to individuals for which a Form S-8 registration statement is not available, which Form S-3 shall remain current for one year from the Effective Time, under the Company Stock Option Plans assumed by Parent or otherwise issued in compensatory transactions to entities or to individuals not currently providing

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

services to Company as employees or consultants and listed on Schedule 5.10(b). Company shall cooperate with and assist Parent in the preparation of such registration statements.

     5.11 Option Agreement. Company agrees to fully perform its obligations under the Option Agreement.

     5.12 Listing of Additional Shares. Prior to the Effective Time, Parent shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f).

     5.13 Nasdaq Quotation. Company and Parent agree to continue the quotation of Company Common Stock and Parent Common Stock, respectively, on the Nasdaq National Market during the term of the Agreement so that appraisal rights will not be available to stockholders of Company under Section 262 of the Delaware Law.

     5.14 Employees. Company shall use its reasonable best efforts to cause each of the individuals set forth on Schedule 5.14 to deliver to Parent an executed Employment Agreement in the form of Exhibit D.

     5.15 Action Under Stock Option Plan. The Board of Directors of Company shall take all action necessary to prevent the cancellation, termination or accelerated vesting of options under the Company Stock Option Plans (other than the 100,000 shares granted to non-employee directors) upon the closing of the Merger and to allow such options to be assumed by Parent as described in Section 5.9.

     5.16 Company Rights Agreement. Company hereby agrees that it has taken and will continue to take all necessary action to ensure that none of the transactions contemplated by this Agreement, the Option Agreement or the Stockholder Agreement will cause (i) Parent or any of its affiliates or associates to become an Acquiring Person (as defined in the Company Rights Agreement) for purposes of the Company Rights Agreement, or (ii) otherwise affect in any way the Rights under the Company Rights Agreement, including by causing such Rights to separate from the underlying shares or by giving such holders the right to acquire securities of any party hereto.

     5.17  Indemnification.

     (a) After the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to the indemnification provisions of Company's Certificate of Incorporation and Bylaws or any indemnification agreement with Company officers and directors to which Company is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any person so indemnified (an "Indemnified Party") is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith to the fullest extent permitted by the Delaware Law upon receipt of any undertaking contemplated by Section 145(e) of the Delaware Law. Any Indemnified Party wishing to claim indemnification under this Section 5.17, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation, and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145(e) of the Delaware Law.

     (b) For four years after the Effective Time, Parent will either (i) at all times maintain at least $50,000,000 in cash, marketable securities or unrestricted lines of credit (or any combination thereof) to be available to indemnify the Indemnified Parties in accordance with Section 5.17(a) above or
(ii) cause

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

the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum Company paid in its last full fiscal year, which amount has been disclosed to Parent, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.17, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     (c) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as director, officer, employee, fiduciary or agent of Company occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of four years after the Effective Time (whether arising before or after the Effective Time), in each case for which such Indemnified Party is indemnified under this Section 5.17, such Indemnified Party shall be entitled to be represented by counsel, which counsel shall be counsel of Parent (provided that if use of counsel of Parent would be expected under applicable standards of professional conduct to give rise to a conflict between the position of the Indemnified Person and of Parent, the Indemnified Party shall be entitled instead to be represented by counsel selected by the Indemnified Party and reasonably acceptable to Parent) and following the Effective Time the Surviving Corporation and Parent shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and the Surviving Corporation and Parent will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such four year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnified Parties.

     (d) The provisions of this Section 5.17 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     5.18 Tax Treatment. The parties each intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and shall use best efforts to cause the Merger to so qualify.

     5.19 Stockholder Litigation. Unless and until Company has withdrawn its recommendation of the Merger, Company shall give Parent the opportunity to participate at its own expense in the defense of any stockholder litigation against Company and/or its directors relating to the transactions contemplated by this Agreement and the Option Agreement.

     5.20 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

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

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Company under Delaware Law.

          (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

          (d) Governmental Approvals. Parent, Company and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

          (e) Tax Opinion. Parent and Company shall have received substantially similar written opinions of Brobeck, Phleger and Harrison LLP and Day, Berry & Howard LLP, respectively, in form and substance reasonably satisfactory to them, dated on or about the date of Closing to the effect that the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code, and such opinions shall not have been withdrawn. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Parent, Merger Sub and Company. In addition, Parent and Company shall have received from such respective firms such tax opinions as may be required by the SEC in connection with the filing of the Registration Statement.

          (f) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent shall have been made.

     6.2 Additional Conditions to Obligations of Company. The obligations of Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the

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

satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) both when made and on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by an authorized officer certifying that the condition set forth in Section 6.2(a) shall have been fulfilled.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) both when made and on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) Certificate of Company. Parent shall have been provided with a certificate executed on behalf of Company by its President and Chief Financial Officer certifying that the condition set forth in Section 6.3(a) shall have been fulfilled.

          (c) Third Party Consents. Parent shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Company or any of its subsidiaries or otherwise, except where failure to obtain such consent would not have a Material Adverse Effect on Company.

          (d) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Parent's conduct or operation of the business of Company and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (e) No Material Adverse Changes. There shall not have occurred any Material Adverse Effect on Company, or any change that has a Material Adverse Effect on Company (other than Non-Controllable Events).

          (f) FIRPTA Certificate. Company shall, prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form of Exhibit E attached hereto, which states that shares of capital stock of Company do not constitute "United States real

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

     property interests" under Section 897(c) of the Code, for purposes of satisfying Parent's obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Company shall have provided to Parent, as agent for Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit E attached hereto along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger.

          (g) Employment and Non-Competition Agreements. The employees of Company set forth on Schedule 5.14 shall have accepted employment with Parent and shall have entered into an Employment and Non-Competition Agreement in the form attached hereto as Exhibit D.

          (h) Action Under Stock Option Plans. The Board of Directors of Company shall have taken all action necessary to prevent the cancellation, termination or accelerated vesting of options under the Company Stock Option Plans (other than the 100,000 options granted to non-employee directors) upon the closing of the Merger and to allow such options to be assumed by Parent as described in Section 5.9.

          (i) Warrants. All outstanding warrants to acquire Company capital stock shall have been exercised in accordance with their terms.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company, this Agreement may be terminated:

          (a) by mutual consent of Parent and Company;

          (b) by either Parent or Company, if, without fault of the terminating party, the Closing shall not have occurred on or before February 29, 2000 or such later date as may be agreed upon in writing by the parties hereto (the "Final Date"); provided, however, that the Final Date shall be extended to March 31, 2000 in the event that if the only reason the Closing shall not have occurred by February 29, 2000 is the failure of the conditions set forth in Section 6.1(b) and/or Section 6.1(d) (although such extension shall not occur if the failure of such conditions has been caused or resulted from one party's action or failure to act constituting a breach of this Agreement and the other party does not consent to such extension); and provided further that the right to terminate this Agreement under this
     Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by Parent, if (i) Company shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.3(a) not to be satisfied and such breach shall not have been cured within ten (10) business days of receipt by Company of written notice of such breach (and Parent shall not have willfully breached any of its covenants hereunder, which breach is not cured), (ii) the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing, (iii) Company shall have failed to comply with Section 4.3, (iv) the Board of Directors of Company shall have recommended, endorsed, accepted or agreed to a Takeover Proposal or shall have resolved to do so, or (v) for any reason

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

     Company fails to call and hold the Company Stockholders Meeting by February 15, 2000 or in the event the condition set forth in Section 6.1(b) shall not have been satisfied by February 15, 2000 under circumstances in which it can be reasonably expected that the Final Date will be extended pursuant to the proviso set forth in Section 7.1(b), March 15, 2000;

          (d) by Company, if Parent shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.2(a) not to be satisfied and such breach shall not have been cured within ten (10) business days following receipt by Parent of written notice of such breach (and Company shall not have willfully breached any of its covenants hereunder, which breach is not cured);

          (e) by Parent if a Trigger Event (as defined in Section 7.3(e)) or Takeover Proposal shall have occurred and the Board of Directors of Company in connection therewith, does not within ten (10) business days of such occurrence (i) reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby, and (ii) reject such Takeover Proposal or Trigger Event (in the case of a Trigger Event involving a tender or exchange offer); or

          (f) by either Parent or Company if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or
     (ii) any required approval of the stockholders of Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof (provided that the right to terminate this Agreement under this subsection (ii) shall not be available to Company where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of Company and such action or failure constitutes a breach by Company of this Agreement).

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees), this Section 7.2 and Article VIII shall remain in full force and effect and survive any termination of this Agreement.

     7.3  Expenses and Termination Fees.

     (a) Subject to subsections (b), (c), (d) and (e) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to Section 6.1(f) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Company and Parent.

     (b) In the event that (i) Parent shall terminate this Agreement pursuant to
Section 7.1(e); (ii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(iii) as a result of the failure by Company, its stockholders who are parties to the Stockholder Agreements, and each of their respective directors, officers, employees, affiliates and controlling persons, or any person authorized by such persons, to comply with the requirements of Section 4.3;
(iii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(iv); (iv) Parent (or in the case of Section 7.1(f)(ii), Company) shall terminate this

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Agreement pursuant to Section 7.1(c)(ii) or 7.1(f)(ii) and, prior to such withdrawal, modification or stockholder rejection, there shall have been (A) a Trigger Event with respect to Company or (B) a Takeover Proposal with respect to Company which at the time of such withdrawal, modification or stockholder rejection shall not have been rejected by Company; or (v) Parent (or in the case of Section 7.1(b), Company) shall terminate this Agreement pursuant to Section 7.1(b), 7.1(c)(i) or 7.1(c)(v) due in whole or in part to any failure by Company to use its reasonable best efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Company prior to or on the Closing Date or any failure by Company's affiliates to take any actions required to be taken hereby, and prior thereto there shall have been (A) a Trigger Event with respect to Company or (B) a Takeover Proposal with respect to Company which shall not have been rejected by Company, then Company shall promptly reimburse Parent for all of the out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel), and, in addition to any other remedies Parent may have, Company shall promptly pay to Parent the sum of $25,000,000.

     (c) In the event that (i) Parent shall terminate this Agreement pursuant to
Section 7.1(c)(i) or 7.1(c)(v) under circumstances not described in Section 7.3(b)(v); or (ii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(ii) or 7.1(f)(ii) (under circumstances not described in Section 7.3(b)(iv)), Company shall promptly reimburse Parent for all of the out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel); and, in the event (A) any Takeover Proposal or Trigger Event is, within twelve months of the later of (x) such termination of this Agreement and
(y) the payment of the above described expenses, consummated (as defined in Section 7.3(g)) by or with any person (or any affiliate of any person) that made a Takeover Proposal prior to termination of this Agreement or that caused a Trigger Event prior to such termination, or (B) any other Takeover Proposal or Trigger Event not described in clause (A) is consummated (as defined in Section 7.3(g)) within six months of the later of (x) such termination of this Agreement and (y) the payment of the above-described expenses, Company shall promptly pay to Parent the additional sum of $25,000,000 (less any amounts paid by Company to Parent under Section 7.3(b)).

     (d) In the event that Company shall terminate this Agreement pursuant to
Section 7.1(d) Parent shall promptly reimburse Company for all of the out-of-pocket costs and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

     (e) As used herein, a "Trigger Event" shall occur if any Person (as that term is defined in Section 13(d) of the Exchange Act and the regulations promulgated thereunder) acquires securities representing 15% or more, or commences a tender or exchange offer, open market purchase program or other publicly announced initiative following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 15% or more, of the voting power of Company; provided, however, a Trigger Event shall not be deemed to include the acquisition by any Person of securities representing 15% or more of Company if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Company, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such Person (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Company; (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Company (including, without limitation, any such

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solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any Person with respect to the voting of any voting securities of Company, directly or indirectly, relating to a merger or other business combination involving Company or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Company; (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Company, directly or indirectly, relating to a merger or other business combination involving Company or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Company; or (iv) otherwise acting, alone or in concert with others, to seek control of Company or to seek to control or influence the management or policies of Company.

     (f) For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Company or any of its subsidiaries or the acquisition of 15% or more of the outstanding shares of capital stock of Company, or a significant portion of the assets of, Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

     (g) For purposes of Section 7.3(c) above, (A) "consummation" of a Takeover Proposal shall occur on the date a written agreement is entered into with respect to a merger or other business combination involving Company or the acquisition of 15% or more of the outstanding shares of capital stock of Company, or sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Company or any of its subsidiaries and (B) "consummation" of a Trigger Event shall occur on the date any Person (other than any shareholder which currently owns 15% or more of the outstanding shares of capital stock of Company provided such shareholder does not increase its ownership) or any of its affiliates or associates would beneficially own securities representing 15% or more of the voting power of Company, following a tender or exchange offer.

     7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Company or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Company Common Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would materially adversely affect the holders of Company Common Stock or Merger Sub Common Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4
(Confidentiality), 5.10 (Forms S-3 and S-8), 5.17 (Indemnification), 5.20 (Best Efforts and

Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Merger Sub, to:

         Cisco Systems, Inc.
         170 West Tasman Drive
         San Jose, CA 95134
         Attention: Senior Vice President, Legal and Government Affairs Facsimile No.: (408) 526-5926
         Telephone No.: (408) 526-8252

         with a copy to:

         Brobeck, Phleger & Harrison LLP
         2200 Geng Road
         Two Embarcadero Place
         Palo Alto, CA 94303
         Attention: Therese A. Mrozek, Esq.
         Facsimile No.: (650) 496-2885
         Telephone No.: (650) 424-0160

     (b) if to Company, to:
         Aironet Wireless Communications, Inc.
         3875 Embassy Parkway
         Akron, OH 44333
         Attention: President
         Facsimile No.: (330) 664-7922
         Telephone No.: (330) 664-7900

         with a copy to:

         Day, Berry & Howard LLP
         City Place I
         Hartford, CT 06103
         Attention: Frank Marco, Esq.
         Facsimile No.: (860) 275-0343
         Telephone No.: (860) 275-0100

         and to
         Goodman Weiss Miller LLP
         100 Erieview Plaza
         27th Floor
         Cleveland, OH 44114
         Attention: Robert Goodman, Esq. and Jay R. Faeges, Esq.
         Facsimile No.: (216) 363-5835
         Telephone No.: (216) 696-3366

     8.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 8, 1999. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a) - (c) and (f), 1.7 - 1.9, 5.9, 5.10, 5.12 and 5.17; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                           [SIGNATURE PAGE FOLLOWS.]

     IN WITNESS WHEREOF, Company, Parent and Merger Sub have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          AIRONET WIRELESS COMMUNICATIONS, INC.

                                          By: /s/ Roger Murphy
                                          --------------------------------------

                                          Name: Roger Murphy
                                          --------------------------------------

                                          Title: President and Chief Executive
                                          Officer
                                          --------------------------------------

                                          CISCO SYSTEMS, INC.

                                          By: /s/ Larry R. Carter
                                          --------------------------------------

                                          Name: Larry R. Carter
                                          --------------------------------------

                                          Title: Senior Vice President, Finance
                                                 and
                                             -----------------------------------
                                                 Administrative, Chief Financial
                                                 Officer
                                             -----------------------------------
                                                 and Secretary
                                          --------------------------------------

                                          OSPREY ACQUISITION CORPORATION

                                          By: /s/ Larry R. Carter
                                          --------------------------------------

                                          Name: Larry R. Carter
                                          --------------------------------------

                                          Title: Senior Vice President, Chief
                                                 Financial
                                             -----------------------------------
                                                 Officer and Secretary
                                          --------------------------------------

      [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT (the "Agreement"), dated as of November 8, 1999, by and between Cisco Systems, Inc., a California corporation ("Parent"), and Aironet Wireless Communications, Inc., a Delaware corporation ("Company").

     WHEREAS, concurrently with the execution and delivery of this Agreement, Company, Parent and Osprey Acquisition Corporation, a Delaware corporation ("Merger Sub"), are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Company (the "Merger"), with Company continuing as the surviving corporation; and

     WHEREAS, as a condition and inducement to Parent's willingness to enter into the Reorganization Agreement, Parent has required that Company agree, and Company has so agreed, to grant to Parent an option with respect to certain shares of Company's common stock on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

          1. Grant of Option. Company hereby grants Parent an irrevocable option (the "Company Option") to purchase up to 2,826,375 shares (the "Company Shares") of common stock, par value $.01 per share, of Company (the "Company Common Stock") in the manner set forth below at a price (the "Exercise Price") of $48.00 per Company Share, payable in cash. Capitalized terms used herein but not defined herein shall have the meanings set forth in the Reorganization Agreement.

          2. Exercise of Option. The Company Option may be exercised by Parent, in whole or in part at any time or from time to time after the occurrence of any of the events described in Section 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated which obligates Company to pay Parent the Termination Fee pursuant to Section 7.3(b) or (c) of the Reorganization Agreement. In the event Parent wishes to exercise the Company Option, Parent shall deliver to Company a written notice (an "Exercise Notice") specifying the total number of Company Shares it wishes to purchase. Each closing of a purchase of Company Shares (a "Closing") shall occur at a place, on a date and at a time designated by Parent in an Exercise Notice delivered at least two business days prior to the date of the Closing. The Company Option shall terminate upon the earlier of: (i) the Effective Time; (ii) the termination of the Reorganization Agreement pursuant to Section 7.1 thereof (other than a termination in connection with which Parent is entitled to any payments as specified in Sections 7.3(b) or (c) thereof); (iii) 180 days following any termination of the Reorganization Agreement in connection with which Parent is entitled to a payment as specified in Section 7.3(b) thereof (or if, at the expiration of such 180 day period, the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal); or (iv) 12 months following any termination of the Reorganization Agreement in connection with which Parent is entitled to a payment as specified in
     Section 7.3(c) thereof (or if, at the expiration of such 12 month period, the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Company Option may not be exercised if Parent is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or in the Reorganization Agreement.

          3. Conditions to Closing. The obligation of Company to issue the Company Shares to Parent hereunder is subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder ("HSR Act"), applicable to the issuance of the Company Shares hereunder shall have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Company Shares hereunder shall have been obtained or made, as the case may be; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

          4. Closing. At any Closing, (a) Company will deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent and to bear the legend set forth in
     Section 10, and (b) Parent will deliver to Company the aggregate price for the Company Shares so designated and being purchased by wire transfer of immediately available funds or certified check or bank check. At any Closing at which Parent is exercising the Company Option in part, Parent shall present and surrender this Agreement to Company, and Company shall deliver to Parent an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Company Common Stock purchasable hereunder.

          5. Representations and Warranties of Company. Company represents and warrants to Parent that (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company, and, assuming this Agreement constitutes a valid and binding obligation of Parent, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) Company has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Company Option, and at all times from the date hereof through the expiration of the Company Option will have reserved, that number of unissued Company Shares that are subject to the Company Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Company Shares to Parent upon the exercise of the Company Option, Parent will acquire the Company Shares free and clear of all claims, liens, charges, encumbrances and security interests of any nature whatsoever; (f) except as may be required under the Securities Act of 1933, as amended (the "Securities Act"), the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets pursuant to (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation"), (A) any provision of the Certificate of Incorporation, as amended, or By-laws, as amended, or the Rights Agreement, as amended, of Company or (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or its properties or assets, which Violation, in the case of each of clauses (B) and (C), would have a Material Adverse Effect on Company; and (g) except as described in Section 2.3 of the Reorganization Agreement, the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, other than applicable filings with and payment of fees to the Nasdaq National Market with respect to the inclusion for quotation thereon of the additional shares of Company Common Stock which may be purchased hereunder.

          6. Representations and Warranties of Parent. Parent represents and warrants to Company that (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) except as described in Section 3.3 of the Reorganization Agreement, the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, result in any Violation pursuant to, (A) any provision of the Articles of Incorporation or By-laws of Parent, (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets, which Violation, in the case of each of clauses
     (B) and (C), would have a Material Adverse Effect on Parent; (e) except as described in Section 3.3 of the Reorganization Agreement and Section 3(i) of this Agreement, and except as may be required under the Securities Act and the Securities Exchange Act of 1934, as amended, the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; and (f) any Company Shares acquired upon exercise of the Company Option will not be, and the Company Option is not being, acquired by Parent with a view to the public distribution thereof.

     7. Put and Call.

     (a) Exercise. At any time during which the Company Option is exercisable pursuant to Section 2 (the "Repurchase Period"), upon demand by Parent, Parent shall have the right to sell to Company (or any successor entity thereof), and Company (or such successor entity) shall be obligated to repurchase from Parent (the "Put"), and upon demand by Company, Company (or any successor entity thereof) shall have the right to purchase from Parent and Parent shall be obligated to sell to Company (or any successor entity) (the "Call"), all or any portion of the Company Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, or all or any portion of the Company Shares purchased by Parent pursuant thereto, at a price set forth in subparagraph (ii) below:

          (i) The difference between the "Market/Tender Offer Price" for shares of Company Common Stock as of the date (the "Notice Date") notice of exercise of the Put or Call, as the case may be, is given to the other party (defined as the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Takeover Proposal (as defined in the Reorganization Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Company Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the Notice Date (the "Market Price")), and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Company Option (or portion thereof with respect to which Parent is exercising its rights under this Section 7), but only if the Market/ Tender Offer Price is greater than the Exercise Price.

          (ii) The Exercise Price paid by Parent for the Company Shares acquired pursuant to the Company Option plus the difference between the Market/Tender Offer Price and the Exercise Price, but only if the Market/Tender Offer Price is greater than the Exercise Price, multiplied by the number of Company Shares so purchased.

          (iii) Notwithstanding subparagraphs (i) and (ii) above, in no event shall the proceeds payable to Parent pursuant to this Section 7 exceed the sum of (x) $35,000,000 plus (y) the Exercise Price multiplied by the number of Company Shares purchased minus (z) any amount paid to Parent by Company pursuant to Section 7.3(b) or Section 7.3(c) of the Reorganization Agreement.

     (b) For purposes of Section 7(a), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Takeover Proposal during the Repurchase Period.

     (c) Payment and Redelivery of Company Option or Shares. In the event Parent or Company exercises its rights under this Section 7, Company shall, within ten business days of the Notice Date, pay the required amount to Parent in immediately available funds and Parent shall surrender to Company the Company Option or the certificates evidencing the Company Shares purchased by Parent pursuant thereto, and Parent shall warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

     8. Registration Rights.

     (a) Following any exercise of the Company Option, Parent may by written notice (the "Registration Notice") to Company request Company to register under the Securities Act all or any part of the shares of Company Common Stock acquired pursuant to this Agreement (the "Restricted Shares") beneficially owned by Parent (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which Parent and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use their best efforts to prevent any Person (including any Group) and its affiliates from purchasing through such offering Restricted Shares representing more than 1% of the outstanding shares of Common Stock of Company on a fully diluted basis (a "Permitted Offering"); provided, further, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Company Common Stock and that any rights to require registrations hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice shall include a certificate executed by Parent and its proposed managing underwriter, which underwriter shall be an investment banking firm of nationally recognized standing (the "Manager"), stating that (i) they have a good faith intention to commence promptly a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the Fair Market Value of such shares. For purposes of this Section 8, the term "Fair Market Value" shall mean the per share average of the closing sale prices of Company's Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the date of the Registration Notice.

     (b) Company shall use its reasonable best efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities; provided, however, that (i) Parent shall not be entitled to more than an aggregate of two effective registration statements hereunder and
(ii) Company will not be required to file any such registration statement during any period of time (not to exceed 40 days after such request in the case of clause (A) below or 90 days in the case of clauses (B) and (C) below) when (A) Company is in possession of material non-public information which it reasonably believes (i) would be detrimental to be disclosed at such time and, (ii) after consultation with counsel to Company, such information would have to be disclosed if a registration statement were filed at that time; (B) Company is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Company determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Company or any of its affiliates. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 120 days after the filing with the SEC of the initial registration statement, the provisions of this Section 8 shall again be applicable to any proposed registration; provided, however, that Parent shall not be entitled to request more than two registrations pursuant to this Section 8. Company shall use its reasonable best efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or Blue Sky laws of such jurisdictions as Parent may reasonably request and shall continue such registration or qualification in effect in such jurisdiction; provided, however, that Company shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

     (c) The registration rights set forth in this Section 8 are subject to the condition that Parent shall provide Company with such information with respect to Parent's Registrable Securities, the plans for the distribution thereof, and such other information with respect to Parent as, in the reasonable judgment of counsel for Company, is necessary to enable Company to include in such registration statement all material facts required to be disclosed with respect to a registration thereunder.

     (d) If Company's securities of the same type as the Registrable Securities are then authorized for quotation or trading or listing on the New York Stock Exchange, Nasdaq National Market System, or any other securities exchange or automated quotations system, Company, upon the request of Parent, shall promptly file an application, if required, to authorize for quotation, trading or listing the shares of Registrable Securities on such exchange or system and will use its reasonable efforts to obtain approval, if required, of such quotation, trading or listing as soon as practicable.

     (e) A registration effected under this Section 8 shall be effected at Company's expense, except for underwriting discounts and commissions and the fees and the expenses of counsel to Parent, and Company shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings as such underwriters may reasonably require. In connection with any such registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary to transactions of this type with the Manager and the other underwriters participating in such offering.

     9. Adjustment Upon Changes in Capitalization.

     (a) In the event of any change in Company Common Stock by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Company Option, and the purchase price per share provided in Section 1, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Parent shall receive, upon exercise of the Company Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Common Stock if the Company Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) In the event that Company shall enter in an agreement: (i) to consolidate with or merge into any person, other than Parent or one of its Subsidiaries, and Company shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Parent or one of its Subsidiaries, to merge into Company and Company shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of Company or any other person or cash or any other property or the outstanding shares of Company Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction and upon the terms and conditions set forth herein, Parent shall receive for each Company Share with respect to which the Company Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Company Common Stock less the Exercise Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Company Common Stock, subject to the foregoing, proper provision shall be made so that the holder of the Company Option would have the same election or similar rights as would the holder of the number of shares of Company Common Stock for which the Company Option is then exercisable).

     10. Restrictive Legends. Each certificate representing shares of Company Common Stock issued to Parent hereunder shall include a legend in substantially the following form:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF NOVEMBER 8, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

     11. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided for in this Agreement, neither this agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any Restricted Shares sold by Parent in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement, unless and until Parent shall repurchase or otherwise become the beneficial owner of such shares, and any transferee of such shares shall not be entitled to the rights of Parent. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 10.

     12. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

     13. Entire Agreement. This Agreement and the Reorganization Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule relating thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

     14. Further Assurance. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     15. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith, or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as the result of such holding or order.

     16. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder.

     (a) if to Parent or Merger Sub, to:

          Cisco Systems, Inc.
          170 West Tasman Drive
          San Jose, CA 95134-1706
          Attention: Senior Vice President, Legal and Government Affairs Facsimile No.: (408) 526-5925
          Telephone No.: (408) 526-8252

          with a copy to:

          Brobeck, Phleger & Harrison LLP
          Two Embarcadero Place
          2200 Geng Road
          Palo Alto, CA 94303
          Attention: Therese A. Mrozek, Esq.
          Facsimile No.: (650) 496-2885
          Telephone No.: (650) 424-0160

     (b) if to Company, to:

          Aironet Wireless Communications, Inc.
          3875 Embassy Parkway
          Akron, OH 44333
          Facsimile No.: (303) 664-7922
          Telephone No.: (330) 664-7900

          with a copy to:

          Day, Berry & Howard LLP
          City Place I
          Hartford, CT 06103
          Attention: Frank Marco, Esq.
          Facsimile No.: (860) 275-0343
          Telephone No.: (860) 275-0100

          and

          Goodman Weiss Miller LLP
          100 ErieView Plaza
          27th Floor
          Cleveland, OH 44114
          Attention: Robert Goodman, Esq. and Jay R. Faeges, Esq.
          Facsimile No.: (216) 363-5835
          Telephone No.: (216) 696-3366

     17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State without regard to any applicable conflicts of law rules.

     18. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     20. Expenses. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     21. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

                           [SIGNATURE PAGE FOLLOWS.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          CISCO SYSTEMS, INC.
                                          By: /s/ Larry R. Carter
                                            ------------------------------------
                                              Name: Larry R. Carter
                                              Title: Senior Vice President,
                                                     Finance and Administration,
                                                     Chief Financial Officer and
                                                     Secretary

                                          AIRONET WIRELESS COMMUNICATIONS, INC.
                                          By: /s/ Roger Murphy
                                            ------------------------------------
                                              Name: Roger Murphy
                                              Title: President and Chief
                                              Executive Officer

                   [SIGNATURE PAGE TO STOCK OPTION AGREEMENT]

                                                                      APPENDIX C

                                    FORM OF
                             STOCKHOLDER AGREEMENT

     THIS STOCKHOLDER AGREEMENT (the "Agreement") is made and entered into as of November 8, 1999, between Cisco Systems, Inc., a California corporation ("Parent"), Osprey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and the undersigned stockholder ("Stockholder") of Aironet Wireless Communications, Inc., a corporation existing under the laws of Delaware ("Company").

                                   RECITALS:

     WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 8, 1999, by and between Parent, Merger Sub and Company (such agreement as it may be amended or restated is hereinafter referred to as the "Reorganization Agreement"), the parties agreed that on the signing of the Reorganization Agreement, Parent, Merger Sub and Stockholder would execute and deliver a Stockholder Agreement containing the terms and conditions set forth in an Exhibit to the Reorganization Agreement together with such other terms and conditions as may be agreed to by the parties to the Reorganization Agreement acting reasonably;

     WHEREAS, Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Merger Sub with and into Company (the "Merger") effected in part through the conversion of each outstanding share of capital stock of Company (the "Company Capital Stock"), into shares of common stock of Parent (the "Parent Shares") at the rate set forth in the Reorganization Agreement (the "Transaction");

     WHEREAS, in order to induce Parent to enter into the Transaction, Company has agreed to use its best efforts to solicit the proxy of certain stockholders of Company on behalf of Parent, and to cause certain stockholders of Company to execute and deliver Stockholder Agreements to Parent;

     WHEREAS, Stockholder is the registered and beneficial owner of such number of shares of the outstanding Company Capital Stock as is indicated on the signature page of this Agreement (the "Shares"); and

     WHEREAS, in order to induce Parent to enter into the Transaction, certain stockholders of Company have agreed not to transfer or otherwise dispose of any of the Shares, or any other shares of Company Capital Stock acquired by such stockholder hereafter and prior to the Expiration Date (as defined in Section
1.1 below), and have agreed to vote the Shares and any other such shares of Company Capital Stock so as to facilitate consummation of the Transaction.

     NOW, THEREFORE, the parties agree as follows:

     1. Share Ownership and Agreement to Retain Shares.

          1.1  Transfer and Encumbrance.

        (a) Stockholder is the beneficial owner of that number of Shares of Company Capital Stock set forth on the signature page hereto and, except as otherwise set forth on the signature page hereto, has held such Company Capital Stock at all times since the date set forth on such signature page. The Shares constitute the Stockholder's entire interest in the outstanding Company Capital Stock. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire the

Shares or any portion of the Shares. The Shares are and will be at all times up until the Expiration Date free and clear of any liens, claims, options, charges or other encumbrances.

        (b) Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Reorganization Agreement) of the Transaction, and (ii) the termination of the Reorganization Agreement.

        1.2 New Shares. Stockholder agrees that any shares of Company Capital Stock that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution of the stockholders of Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares (i) in favor of approval of the Transaction and any matter that could reasonably be expected to facilitate the Transaction and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Transaction) between Company and any person or entity other than Parent and Merger Sub.

     3. Irrevocable Proxy. Stockholder is hereby delivering to Parent a duly executed proxy in the form attached hereto as Exhibit A (the "Proxy") with respect to each meeting of stockholders of Company, such Proxy to cover the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting. Upon the execution of this Agreement by the Stockholder, the Stockholder hereby revokes any and all prior proxies given by the Stockholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares or any New Shares until after the Expiration Date.

     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

          (a) Until the Expiration Date, the Stockholder will not (and will use such Stockholder's reasonable best efforts to cause Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by such Stockholder or them, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan of offer to acquire all or any substantial part of the business or properties or Company Capital Stock, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate Company or otherwise distribute to the Stockholders of Company all or any substantial part of the business, properties or Company Capital Stock (each, an "Acquisition Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent or Merger Sub, or any associate, agent or representative of Parent or Merger Sub), under any circumstances that would reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal provided that, in the case of clauses (iii) and (iv), the foregoing shall not prevent Stockholder, in Stockholder's capacity as a director or officer (as the case may be) of Company, from taking any actions permitted under
     Section 4.3 of the Reorganization Agreement. In the event the Stockholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, such Stockholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Stockholder is a party or violating its fiduciary duties.

          (b) Stockholder is competent to execute and deliver this Stockholder Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Stockholder Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) the enforceability thereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereinafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

          (c) The execution and delivery of this Stockholder Agreement by Stockholder does not, and the performance of this Stockholder Agreement by Stockholder shall not result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares or New Shares are or will be bound or affected.

     5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

     6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

     7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Confidentiality. Stockholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Transaction has been publicly disclosed by Parent.

     9. Miscellaneous.

        9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is binding upon Stockholder in Stockholder's capacity as a stockholder of Company (and not in Stockholder's capacity as a director or officer, as the case may be, of Company) and only with respect to the specific matters set forth herein.

        9.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

        9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent or Merger Sub upon any such violation, Parent and Merger Sub shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent or Merger Sub at law or in equity and the Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

        9.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Stockholder Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, as follows:

          (a) If to the Stockholder, at the address set forth below the Stockholder's signature at the end hereof.

          (b) if to Parent or Merger Sub, to:

              Cisco Systems, Inc.
              170 West Tasman Drive
              San Jose, CA 95134-1706
              Attention: Senior Vice President,
              Legal and Government Affairs
              Facsimile No.: (408) 526-5925
              Telephone No.: (408) 526-8252

              with a copy to:

              Brobeck, Phleger & Harrison LLP
              Two Embarcadero Place
              2200 Geng Road
              Palo Alto, CA 94303
              Attention: Therese A. Mrozek, Esq.
              Facsimile No.: (650) 496-2885
              Telephone No.: (650) 424-0160

          (c) if to Company, to:

              Aironet Wireless Communications, Inc.
              3875 Embassy Parkway
              Akron, OH 44333
              Attention: Roger J. Murphy
              Facsimile No.: (330) 664-7922
              Telephone No.: (330) 664-7900
          with a copy to:

Day, Berry & Howard LLP
City Place I
Hartford, CT 06103
Attention: Frank Marco, Esq.
Facsimile No.: (860) 275-0343
Telephone No.: (860) 275-0100

and

Goodman Weiss Miller LLP
100 Erieview Plaza
27th Floor
Cleveland, OH 44114
Attention: Robert Goodman, Esq, and Jay R. Faeges, Esq.
Facsimile No.: (216) 363-5835
Telephone No.: (216) 696-3366

or to such other address as any party hereto may designate for itself by notice given as herein provided.

        9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware.

        9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        9.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                           [SIGNATURE PAGE FOLLOWS.]

     IN WITNESS WHEREOF, the parties have caused this Stockholder Agreement to be executed as of the date first above written.


CISCO SYSTEMS, INC.                                         STOCKHOLDER
By:                                                         -----------------------------------------------------
                                                            (Signature)
-----------------------------------------------------
                                                            -----------------------------------------------------
Name:                                                       (Print Name)
-----------------------------------------------------       -----------------------------------------------------
                                                            (Print Address)
Title:
                                                            -----------------------------------------------------
-----------------------------------------------------       (Print Address)
OSPREY ACQUISITION CORPORATION                              -----------------------------------------------------
                                                            (Print Telephone Number)
By:
                                                            -----------------------------------------------------
-----------------------------------------------------       (Social Security or Tax I.D. Number)
Name:
-----------------------------------------------------
Title:
-----------------------------------------------------

Total Number of Shares of Company Capital Stock owned on the date hereof:

Common Stock:
------------------------------

                   [SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                     AIRONET WIRELESS COMMUNICATIONS, INC.

     The undersigned stockholder of Aironet Wireless Communications, Inc., a Delaware corporation ("Company"), hereby irrevocably (to the full extent permitted by the Delaware General Corporation Law) appoints the members of the Board of Directors of Cisco Systems, Inc., a California corporation ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Irrevocable Proxy is irrevocable (to the extent provided in the Delaware Corporations Code), is coupled with an interest, including, but not limited to, that certain Stockholder Agreement dated as of even date herewith by and among Parent, Osprey Acquisition Corporation and the undersigned, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization between Company, Parent and Merger Sub (the "Reorganization Agreement"), which agreement provides for the merger of Merger Sub with and into Company (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement, and (ii) the date of termination of the Reorganization Agreement. This Irrevocable Proxy shall terminate on the Expiration Date.

     The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware Corporations Code), at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting as follows:

     [X] In favor of approval of the Merger and the Reorganization Agreement, in favor of any matter that could reasonably be expected to facilitate the Merger and against any proposal for any recapitalization, merger, sale of assets or other business combination relating to the Company (other than the Merger) and against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company under an acquisition agreement in respect of the Merger or which would result in any of the conditions to the completion of the Merger not being fulfilled.

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                           [SIGNATURE PAGE FOLLOWS.]

     This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: November 8, 1999

                                          --------------------------------------
                                          (Signature of Stockholder)

                                          --------------------------------------
                                          (Print Name of Stockholder)

                                          --------------------------------------
                                          Shares beneficially owned:

                          ------------------------------------------------------
                                          shares of Company Common Stock

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                      APPENDIX D

                        OPINION OF DAIN RAUSCHER WESSELS

November 8, 1999

The Board of Directors
Aironet Wireless Communications, Inc.
3875 Embassy Parkway
Akron, OH 44333

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Aironet Wireless Communications, Inc., a Delaware corporation (the "Company"), of the consideration to be received by the stockholders pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the "Agreement") dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation (the "Acquiror"), Osprey Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Acquiror ("Merger Sub"), and the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

     Pursuant to the Agreement, each outstanding share of common stock, $.01 par value per share, of the Company is proposed to be converted into and represent the right to receive .63734 shares (the "Exchange Ratio") of the Acquiror's common stock, $.001 par value (the "Acquiror Shares"). The transaction is intended to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code and to be accounted for as a purchase for financial accounting purposes. The terms and conditions of the Merger and the Exchange Ratio are set forth more fully in the Agreement.

     Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Dain Rauscher Wessels acts as a market maker and broker in the publicly traded securities of the Company and the Acquiror and receives customary compensation in connection therewith, and also provides research coverage for the Company and the Acquiror for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Acquiror and certain other historical relevant operating data relating to the Company and Acquiror made available to us from published sources and from the internal records of the Company and Acquiror; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) conducted discussions with members of the senior management of the Acquiror with respect to the business prospects and financial outlook of the Acquiror; (v) reviewed the reported prices and trading activity for the Company's Common Stock and the Acquiror's Common Stock; (vi) compared the financial performance of the Company and the Acquiror and the prices of the Company's Common Stock and the Acquiror's Common Stock with that of certain other comparable publicly-traded companies and their securities; and (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

     With respect to the data and discussions relating to the business prospects and financial outlook of the Company, upon advice of the Company we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Acquiror (including without limitation the financial statements and related notes thereto of the Company and Acquiror), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Acquiror, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or the Acquiror. Additionally, we have not been asked and did not consider the possible effects of any litigation, other legal claims or any other contingent matters. We have not solicited, nor were we asked to solicit, third party acquisition interest in the Company. Further, we have assumed that the Merger will be accounted for by the Acquiror as a purchase transaction under generally accepted accounting principles and will qualify as a reorganization for U.S. federal income tax purposes.

     Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to such transaction. Further, our opinion does not address the merits of the underlying decision by the Company to engage in such transaction.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company's Common Stock.

                                      Very truly yours,

                                      DAIN RAUSCHER WESSELS,
                                      a division of Dain Rauscher Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification, including reimbursement of expenses incurred, under certain circumstances for liabilities arising under the Securities Act. Cisco's Restated Articles of Incorporation, as amended, and Amended Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, Cisco has entered into indemnification agreements with each of its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
 2.1      --   Agreement and Plan of Merger and Reorganization dated as of
               November 8, 1999 by and among Cisco Systems, Inc., Osprey
               Acquisition Corporation and Aironet Wireless Communications,
               Inc. (attached as Appendix A to the proxy
               statement/prospectus contained in this registration
               statement).
 2.2      --   Stock Option Agreement dated as of November 8, 1999 by and among Cisco Systems, Inc. and Aironet Wireless
               Communications, Inc. (attached as Appendix B to the proxy
               statement/prospectus contained in this registration
               statement).
 3.1      --   Cisco Systems, Inc.'s Restated Articles of Incorporation as
               currently in effect, including the Certificate of
               Determination of Series A Junior Participating Preferred
               Stock (incorporated by reference to Registrant's Annual
               Report on Form 10-K for the fiscal year ended July 25,
               1998).
 3.2      --   Certificate of Amendment to Cisco Systems, Inc. Restated
               Articles of Incorporation (incorporated by reference to
               Exhibit 3.1.2 to the Registrant's Quarterly Report on Form
               10-Q for the quarterly period ended October 30, 1999).
 3.3      --   Cisco Systems, Inc.'s Amended and Restated Bylaws, as
               currently in effect (incorporated by reference to Exhibit
               3.2 to the Registrant's Quarterly Report on Form 10-Q for
               the fiscal quarterly period ended October 30, 1999).
 4.1      --   Form of Specimen Certificate for Cisco Systems, Inc.'s
               Common Stock (incorporated by reference to Exhibit 28.01 of
               Registrant's Registration Statement on Form S-1 (File No.
               33-32778)).
 4.2      --   Rights Agreement dated as of June 10, 1998 by and among
               Cisco Systems, Inc.'s and BankBoston, N.A., as Rights Agent
               (incorporated by reference to Registrant's Current Report on
               Form 8-K filed on June 11, 1998).
 5.1      --   Opinion of Brobeck, Phleger & Harrison LLP regarding the
               legality of the securities being issued.
 8.1      --   Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax matters.
 8.2      --   Opinion of Goodman Weiss Miller LLP regarding certain tax
               matters.
 8.3      --   Opinion of Day, Berry & Howard, LLP regarding certain tax
               matters.
23.1      --   Consent of PricewaterhouseCoopers LLP with respect to Cisco
               Systems, Inc.'s financial statements.

EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
23.2      --   Consent of PricewaterhouseCoopers LLP with respect to
               Aironet Wireless Communications, Inc.'s financial
               statements.
23.3      --   Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1 and Exhibit 8.1).
23.4      --   Consent of Goodman Weiss Miller LLP (included in Exhibit
               8.2).
23.5      --   Consent of Day, Berry & Howard, LLP (included in Exhibit
               8.3).
23.6      --   Consent of Dain Rauscher Wessels.
24.1      --   Power of Attorney (see page II-4).

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     1. That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof;

     2. That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     3. That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
        Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     4. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

     5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            [signature pages follow]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 7th day of February, 2000.

                                          CISCO SYSTEMS, INC.

                                          By:       /s/ JOHN T. CHAMBERS
                                            ------------------------------------
                                                John T. Chambers, President,
                                            Chief Executive Officer and Director

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Chambers and Larry R. Carter and each of them acting individually, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             SIGNATURE                              TITLE                       DATE
             ---------                              -----                 ----------------
       /s/ JOHN T. CHAMBERS          President, Chief Executive Officer   February 7, 2000
-----------------------------------   and Director (Principal Executive
         John T. Chambers                         Officer)
        /s/ LARRY R. CARTER          Senior Vice President, Finance and   February 7, 2000
-----------------------------------    Administration, Chief Financial
          Larry R. Carter             Officer and Secretary (Principal
                                      Financial and Accounting Officer)

       /s/ JOHN P. MORGRIDGE         Chairman of the Board and Director   February 7, 2000
-----------------------------------
         John P. Morgridge

      /s/ DONALD T. VALENTINE            Vice Chairman and Director       February 7, 2000
-----------------------------------
        Donald T. Valentine

       /s/ JAMES F. GIBBONS                       Director                February 7, 2000
-----------------------------------
         James F. Gibbons

        /s/ STEVEN M. WEST                        Director                February 7, 2000
-----------------------------------
          Steven M. West

        /s/ EDWARD R. KOZEL                       Director                February 7, 2000
-----------------------------------
          Edward R. Kozel

            SIGNATURE                             TITLE                       DATE
            ---------                             -----                 -----------------
        /s/ CAROL A. BARTZ                       Director                February 7, 2000
----------------------------------
          Carol A. Bartz

       /s/ JAMES C. MORGAN                       Director                February 7, 2000
----------------------------------
         James C. Morgan

         /s/ MARY CIRILLO                        Director                February 7, 2000
----------------------------------
           Mary Cirillo

          /s/ ARUN SARIN                         Director                February 7, 2000
----------------------------------
            Arun Sarin

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                EXHIBIT TITLE
-------                               -------------
 2.1      --   Agreement and Plan of Merger and Reorganization dated as of
               November 8, 1999 by and among the Registrant, Osprey
               Acquisition Corporation and Aironet Wireless Communications,
               Inc. (attached as Appendix A to the proxy
               statement/prospectus contained in this registration
               statement).
 2.2      --   Stock Option Agreement dated as of November 8, 1999 by and among the Registrant and Aironet Wireless Communications,
               Inc. (attached as Appendix B to the proxy
               statement/prospectus contained in this registration
               statement).
 3.1      --   Registrant's Restated Articles of Incorporation as currently in effect, including the Certificate of Determination of
               Series A Junior Participating Preferred Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 25, 1998).
 3.2      --   Certificate of Amendment to Cisco Systems, Inc. Restated
               Articles of Incorporation (incorporated by reference to
               Exhibit 3.1.2 to the Registrant's Quarterly Report on Form
               10-Q for the quarterly period ended October 30, 1999).
 3.3      --   Cisco Systems, Inc.'s Amended and Restated Bylaws, as
               currently in effect (incorporated by reference to Exhibit
               3.2 to the Registrant's Quarterly Report on Form 10-Q for
               the fiscal quarterly period ended October 30, 1999).
 4.1      --   Form of Specimen Certificate for Registrant's Common Stock
               (incorporated by reference to Exhibit 28.01 of Registrant's
               Registration Statement on Form S-1 (File No. 33-32778)).
 4.2      --   Rights Agreement dated as of June 10, 1998 by and among the
               Registrant and BankBoston, N.A., as Rights Agent
               (incorporated by reference to Registrant's Current Report on
               Form 8-K filed on June 11, 1998).
 5.1      --   Opinion of Brobeck, Phleger & Harrison LLP regarding the
               legality of the securities being issued.
 8.1      --   Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax matters.
 8.2      --   Opinion of Goodman Weiss Miller LLP regarding certain tax
               matters.
 8.3      --   Opinion of Day, Berry & Howard, LLP regarding certain tax
               matters.
23.1      --   Consent of PricewaterhouseCoopers LLP with respect to
               Registrant's financial statements.
23.2      --   Consent of PricewaterhouseCoopers LLP with respect to
               Aironet Wireless Communications, Inc.'s financial
               statements.
23.3      --   Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1 and Exhibit 8.1).
23.4      --   Consent of Goodman Weiss Miller LLP (included in Exhibit
               8.2).
23.5      --   Consent of Day, Berry & Howard, LLP (included in Exhibit
               8.3).
23.6      --   Consent of Dain Rauscher Wessels.
24.1      --   Power of Attorney (see page II-4).